SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.

Braskem S.A.

Consolidated and parent company financial statements
at December 31, 2020
and Independent Auditors' Report

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

Independent auditor's report on the individual and consolidated financial statements

To the Management, Directors and Shareholders of
Braskem S.A.
Camaçari – BA

Opinion

We have audited the accompanying individual and consolidated financial statements of Braskem S.A. (the "Company"), identified as parent and consolidated, respectively, which comprise the statement of financial position as of December 31, 2020, and the respective statements of income, of comprehensive income, of changes in equity and of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

Opinion on the individual financial statements

In our opinion, the individual financial statements referred to above present fairly, in all material respects, the financial position of Braskem S.A. as of December 31, 2020, and its financial performance and its cash flows for the year then ended, in accordance with accounting practices adopted in Brazil.

Opinion on the consolidated financial statements

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Braskem S.A. as of December 31, 2020, and its consolidated financial performance and consolidated cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs).
Our responsibilities under those standards are further described in the "Auditor's responsibilities for the audit of the individual and consolidated financial statements" section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements set forth in the Code of Ethics for Professional Accountants and the professional standards issued by the Federal Accounting Council and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphases of matter

Investigation in progress - Braskem Idesa

We draw attention to Note 11(d) to the individual and consolidated financial statements, which states that the Company engaged an independent US law firm, in order to conduct an internal investigation, due to allegations of undue payments related to the Project "Ethylene XXI". The information was originally delivered by Mexico news media and included in the testimony of Pemex´s former CEO to the General Attorney of Mexico. The investigation is under way and, to date, the Company is not able to estimate when it will be completed. Our opinion is not modified with respect to this matter.

Class action

We draw attention to Note 24.3 to the individual and consolidated financial statements, which describes that a class action lawsuit has been filed in the United States District Court for the District of New Jersey against the Company and some of its current and former executive officers under the U.S. Securities Exchange Act of 1934 and its rules. The proceeding is at its initial stage and, on January 15, 2021, the court appointed two plaintiffs to act as the lead plaintiffs in said class action lawsuit. The Company have engaged legal advisors for its defense in that country. Our opinion is not modified with respect to this matter.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit in the current period. These matters were addressed in the context of our audit of the individual and consolidated financial statements taken as a whole and in forming our opinion on such individual and consolidated financial statements, and, therefore, we do not provide a separate opinion on these matters.

1. Provision for expenses on geological event in Alagoas – Notes 3.2.4 and 26

The Company has recorded in the individual and consolidated financial statements as of December 31, 2020, in line item "Provision for expenses - Alagoas", a provision of approximately R$9.2 billion (recorded as current and noncurrent liabilities) to meet obligations arising from the geological event occurred in the city of Maceió, State of Alagoas, in March 2018, which was estimated based on independent, specialized technical studies engaged by the Company, considering the measures necessary to recover the areas potentially impacted by the geological event and discussions with the relevant authorities (with actions primarily targeted at closing and monitoring wells originally used in rock salt extraction activities, implementation of social and urbanistic measures and support to vacate and resettle inhabitants). Accordingly, this matter was considered in our audit for the current year as a risk area due to the uncertainty inherent in the process to determine the estimates and judgments involved in the determination of the assumptions and estimates for measuring future cash disbursements required to implement such measures, since factors such as the execution time of action plans, findings of future expert studies, changes in the structure of the wells impacting the stabilization of cavities, changes relating to the dynamics of the geological event, assessments, determinations and lawsuits initiated by relevant authorities may significantly change the provision amount.

How the matter was addressed in our audit

Our audit procedures included, among others:

- involvement of our specialists in infrastructure for evaluation of the provision of the fronts under the Program for Financial Compensation and Support to Relocation ("PCF"), Major Equipments ("GE"), filling, monitoring and evaluation of the status of wells partially or fully out of the salt layer, closure of wells inside the salt layer, technical fronts, management of the program, inhabitant hub, social and urbanistic costs and agreements with the relevant authorities through independent calculations;
- performance of in-site visit for a physical inspection of the affected area, encompassing the main work in progress, properties and major equipment affected;

- examination of the methodology used by the Company to measure the provision, assumptions and engineering practices;
- evaluation the objectivity and competence of internal engineers of the Company and subcontractors, which provided information and data relating to the risks identified and execution of the work;
- verification of the normative aspects and technical studies that have guided the work;
- evaluation of the (i) compensation of the public properties and equipment impacted by the geological event considering the unit value (m²) of the districts affected, cost of improvements by property, rental compensation and renovations, considering the average compensation for the region; (ii) provision relating to the compensation for loss of profit relating to merchants, salaries and number of employees; (iii) compensation for moral damages, legal fees and household allowance, considering the agreements executed, by applying technical assumptions;
- identification of the scopes of the agreements and projections relating to technical consulting and independent institutions that support the Company in the action plan for remediation of the area and project management;
- verification of the terms of the agreement that establishes actions for the social and urbanistic remediation of the affected area, such as demolition, cost on decommissioning, drainage, mobility solution, surveillance amounts, pest control, features, closure, among others;
- analyzes the remediation plan for stabilization of wells and the technical reports for reasonableness and verification of the main assumptions used in making projections of costs relating to the wells closure and monitoring;
- obtaining confirmation from the Company´s legal advisors, which includes their assessment of the likelihood of loss on pending litigations and estimated amounts involved;
- evaluation if the disclosures in the notes are consistent with the information and representations obtained from management.

Based on the procedures performed, we considered that the assumptions and methodologies used by the Company to evaluate and recognize the provision for expenses on the geological event in Alagoas, and the information presented in the individual and consolidated financial statements are consistent with the information analyzed in our auditing procedures in the context of those individual and consolidated financial statements taken as a whole.

2. Impairment of cash-generating units, including intangible assets with indefinite useful life (goodwill) and recoverability of the deferred tax asset (parent and consolidated) – Notes 3.2.1, 3.2.2, 12, 13, and 22(c)

The Company has property, plant and equipment and intangible assets (consolidated) as of December 31, 2020 in the amounts of R$35.9 billion and R$2.8 billion, respectively (the latter including the value of intangible assets with an indefinite useful life), whose recoverable value should be assessed annually, in certain circumstances, as required by Technical Pronouncement CPC01(R-1) – Impairment of assets (property, plant and equipment and intangible assets, in parent, in the amounts of R$14.8 billion and R$2.5 billion as of December 31, 2020, respectively). As mentioned in said notes, the impairment test is performed annually for intangible assets with indefinite useful life while intangible assets with finite useful life are tested for impairment when there are indications that an asset might be impaired. The impairment test involves a high degree of subjectivity and judgment by management, based on the discounted cash flow method, which considers several assumptions, such as discount rate, inflation projection, economic growth, among others. Accordingly, this matter was considered an area of risk due to the uncertainty inherent in the process of determining estimates and judgments involved in preparing future cash flows to present value, in addition to factors and projections that may significantly change the realization of the assets.

Additionally, the Company and its subsidiaries have balances of deferred income tax and social contribution assets substantially related to tax losses, negative basis of social

contribution and temporary differences arising from temporary provisions recognized. These balances of deferred taxes were recognized based on studies that contain projections of future taxable income. As of December 31, 2020, the amount of deferred tax assets recognized in noncurrent assets was R$6.5 billion (parent) and R$8.5 billion (consolidated). The annual study of the recoverability of such assets involves, among others, the use of critical judgments that imply subjectivity in relation to taxable income projections and may differ from the actual data and amounts realized.

Therefore, the use of different assumptions may significantly change the expected realization of these assets and may require recognition of impairment, which would consequently impact the individual and consolidated financial statements. Due to these aspects, this issue was considered a key audit matter in our audit for the current year.

How the matter was addressed in our audit

Our audit procedures included, among others:

- evaluation of the design of internal control framework implemented by management related to impairment testing;
- examination of the analysis prepared by management, supported by our internal specialists, to evaluate the reasonableness of the model used in management´s evaluation, the logical and arithmetic adequacy of the cash flows projections as well as test the consistency of the key information and assumptions used in the projections of future taxable income and cash flows, by comparing the budgets approved by the Executive Board and the assumptions and market inputs;
- discussion with management about the business plan;
- challenge of the assumptions used by management in order to corroborate if there were assumptions not consistent and/or that required review;
- examination, supported by our internal tax specialists, of the calculation basis of the tax losses and negative social contribution base as well as that of the temporary differences, and match them to the corresponding tax bookkeeping;
- analyzes of the disclosures required in the individual and consolidated financial statements;
- evaluation if the disclosures in notes are consistent with the information and representations obtained from management.

Based on the procedures performed, we considered that the assumptions and methodologies used by the Company to evaluate the recoverable value of such assets are reasonable, and the information presented in the individual and consolidated financial statements is consistent with the information analyzed in our auditing procedures in the context of those individual and consolidated financial statements taken as a whole.

3. Investigation in progress and Braskem Idesa’s ability to continue as a going concern – Notes 1, 11(d) and 37(e)

As disclosed in Notes 1 and 37(e), on November 30, 2020, the Company’s indirect subsidiary named Braskem Idesa was notified by the National Gas Control Center (*Centro Nacional del Control del Gas Natural* - Cenagas), Mexico’s sole agency responsible for natural gas pipes and transmission system in the region, regarding the unilateral interruption of the transmission of natural gas, which is an essential power input for the polyethylene production in Mexico Petrochemical Complex (which immediately interrupted its operating activities). On January 7, 2021, Braskem Idesa partially resumed the polyethylene production based on an experimental business model. Additionally, Braskem Idesa took legal measures under the terms of the Ethane Supply Agreement entered into with Pemex Transformación Industrial and Pemex Exploración y Producción (“Pemex”) and Cenagas, to make it feasible the continuity of its operations and disclosed, on March 1, 2021, that the company entered into with those parties a memoranda of understanding to discuss potential addenda to the Ethane Supply Agreement with Pemex, among other measures, and a natural gas transmission service agreement with Cenagas, with a final term of 15 years, contingent on the signature of the abovementioned documentation (with the natural gas transmission service being reestablished).

Additionally, as disclosed in Note 11(d), the Company (in conjunction with Braskem Idesa, in conformity with its standards established by the Global Compliance System Policy and governance guidelines), approved the engagement of an US law firm to conduct an independent internal investigation due to allegations that illicit payments would have been made under Project Ethylen XXI, which were originally delivered by Mexico news media and included in the testimony of Pemex´s former CEO to the Attorney General of Mexico ("Allegations").

Therefore, in the audit for the current year this matter was considered a risk area due to the uncertainty inherent in the negotiation process to resume the gas supply and transmission by Pemex and Cenagas, respectively, and as to the findings of the internal investigation that is in progress that, individually or in the aggregate, might impact the Company's individual and consolidated financial statements, as well as Braskem Idesa's ability to continue as a going concern.

How the matter was addressed in our audit

Our audit procedures included, in addition to those discussed in item 2, above, the following:

- examination of the communications made by Braskem Idesa with Pemex and Cenagas relating to the unilateral interruption of the natural gas transmission, discussion of the partial resumption plan of the polyethylene production by Braskem Idesa based on an experimental business model (with evaluation of the assumptions and judgments made in terms of perspective of generation of future cash flows);
- examination of the memorandum of understanding entered into with Pemex and Cenagas, as disclosed on March 1, 2021, for discussion of potential addenda to the Ethane Supply Agreement with Pemex, among other measures, and natural gas transmission service agreement with Cenagas, with a final term of 15 years, contingent on the satisfaction of certain conditions (with the natural gas transmission service being reestablished);
- involvement of our forensic specialists in the evaluation of the Company's main investigation actions conducted by the independent law firm and understanding the Company's compliance policies in order to verify, among other governance aspects, if they were in operation, and as to the evaluation of the scope and extent of the investigation, the critical evaluation of the procedures and methodologies used by the independent investigators through the date of approval, by management, of the disclosure of the individual and consolidated financial statements as of December 31, 2020, including as to the procedures for gathering and analyzing documents and/or critical information and in the evaluation as to the need to perform additional procedures and follow relevant information delivered by the media;
- holding meetings and discussions with the Company's internal and external legal advisors to obtain an understanding of the procedures in progress;
- obtaining representations from the Company's management regarding the non-existence of new facts on the investigations that are under way;
- evaluation if the disclosures in notes are consistent with the information and representations obtained from management.

Based on the auditing procedures performed and evidence obtained, we considered that the methodologies and assumptions used by the Company in the disclosure of going concern and investigations in progress of Braskem Idesa are acceptable in the context of the financial statements taken as a whole.

Other matters

Statements of value added

The individual and consolidated statements of value added (DVA) for the year ended December 31, 2020, prepared under the responsibility of the Company's management and presented as supplemental information for IFRS purposes, have been subject to auditing procedures which were performed together with the audit of the Company's financial statements. In forming our opinion, we evaluated if these statements are reconciled to the financial statements and accounting records, as applicable, and if their form and content are in

accordance with the criteria defined in NBC TG 09 – Statement of Value Added. In our opinion, these statements of value added were appropriately prepared, in all material respects, according to the criteria defined in said technical pronouncement and are consistent in relation to the individual and consolidated financial statements taken as a whole.

Audit of the figures corresponding to the comparative year

The examination of the individual and consolidated financial statements as of December 31, 2019, which corresponding figures are presented for comparison purposes, was conducted under the responsibility of another independent auditor, which issued a report thereon dated April 03, 2020, without modifications.

Other information accompanying the individual and consolidated financial statements and auditor's report thereon

The Company's Management is responsible for this other information that is included in the Management Report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise, appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report this fact. We have nothing to report in this regard.

Responsibilities of Management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting in preparing the financial statements, unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with the Company's and its subsidiaries' governance are responsible for overseeing the financial reporting process.

Auditor's responsibility for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements, taken as a whole, are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures

responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve override of internal control, collusion, forgery, intentional omissions or misrepresentations;

- obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's and its subsidiaries' internal control;
- evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management;
- conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern;
- evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;
- obtain sufficient and appropriate audit evidence regarding the financial statements of the entities or business activities within the Group to express an opinion on the individual and consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit and, consequently, for the audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we may have identified during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements, including those regarding independence, and communicate to them all relationships and other matters that may reasonably be thought to bear on our independence and, where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the financial statements for the current year and are, therefore, the key audit matters. We describe these matters in our audit report, unless law or regulation preclude public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, March 10, 2021

Daniel Gomes Maranhão Junior

Grant Thornton Auditores Independentes

Braskem S.A.

Statement of financial position at December 31

All amounts in thousands of reais

Assets	Note	Consolidated 2020	Consolidated 2019	Parent company 2020	Parent company 2019
Current assets					
Cash and cash equivalents	5	13,862,852	6,803,880	8,377,511	2,389,438
Financial investments	6	3,627,227	1,687,504	3,540,280	1,628,275
Trade accounts receivable	7	4,731,979	2,285,750	2,717,369	1,864,142
Inventories	8	8,383,650	7,625,084	6,191,167	5,499,907
Taxes recoverable	10	1,192,665	1,238,011	1,148,263	1,010,833
Income tax and social contribution	22(a)	1,547,916	439,933	345,174	352,789
Dividends and interest on capital		165	3,074	4,463	7,683
Prepaid expenses		344,867	115,096	241,131	86,964
Derivatives	20.3.1	33,769	4,712	33,765	4,712
Judicial deposits	26		2,571,683		2,571,683
Other receivables		465,154	614,827	328,687	303,154
		34,190,244	**23,389,554**	**22,927,810**	**15,719,580**
Non-current assets					
Financial investments	6	15,564	9,708		
Trade accounts receivable	7	23,229	20,901	18,647	20,901
Inventories	8	18,036	16,325	1,256	16,325
Taxes recoverable	10	1,072,737	2,257,718	813,902	2,257,483
Income tax and social contribution		72,267	239,847	72,267	239,847
Deferred income tax and social contribution	22(b)	8,529,972	2,662,596	6,536,701	1,607,417
Judicial deposits	26	196,911	1,508,880	186,140	1,498,056
Derivatives	20.3.1	34,091	17,877	34,091	17,877
Other receivables		227,480	258,865	161,407	192,573
Investments	11	43,153	63,843	17,640,426	11,763,622
Property, plant and equipment	12	35,929,149	32,315,181	14,782,471	15,342,157
Intangible assets	13	2,828,691	2,762,088	2,516,881	2,521,180
Right of use of assets	14	2,902,395	2,605,654	1,540,206	1,561,877
		51,893,675	**44,739,483**	**44,304,395**	**37,039,315**
Total assets		**86,083,919**	**68,129,037**	**67,232,205**	**52,758,895**

Braskem S.A.

Statement of financial position at December 31
All amounts in thousands of reais **Continued**

Liabilities and shareholders' equity	Note	Consolidated 2020	Consolidated 2019	Parent company 2020	Parent company 2019
Current liabilities					
Trade payables	15	9,946,315	9,116,989	10,361,070	9,207,870
Borrowings	16	1,318,931	774,924	173,729	146,395
Braskem Idesa borrowings	17	7,660,128	744,408		
Debenture	18	54,436	46,666		
Derivatives	20.3.1	592,251	49,251	470,364	43,187
Payroll and related charges		814,566	623,723	567,789	475,768
Taxes payable	21	952,689	322,886	848,931	294,572
Income tax and social contribution		284,129	34,856	194,791	33,111
Dividends		5,456	6,502	2,633	3,804
Advances from customers		287,449	355,764	96,979	288,585
Leniency agreement	25	397,036	362,719	397,036	362,719
Sundry provisions	23	362,407	203,134	279,702	141,319
Accounts payable to related parties	9(b)			1,200,983	748,378
Other payables		466,341	930,638	187,363	335,449
Provision - geological event in Alagoas	26	4,349,931	1,450,476	4,349,931	1,450,476
Other financial liabilities	20.2		516,933		516,933
Lease	14(b)	895,109	676,291	540,715	447,106
		28,387,174	**16,216,160**	**19,672,016**	**14,495,672**
Non-current liabilities					
Trade payables	15	7,233	3,837	7,233	3,837
Borrowings	16	40,413,192	28,242,052	4,220,039	3,501,908
Braskem Idesa borrowings	17	4,399,110	9,237,318		
Debenture	18	181,679	227,901		
Derivatives	20.3.1	558,913	169,513	454,078	148,574
Taxes payable	21	1,370	129,353	1,370	129,353
Accounts payable to related parties	9(b)			34,769,612	22,998,330
Loan to non-controlling shareholders of Braskem Idesa	9(a)	3,222,493	2,395,887		
Income tax and social contribution		576,174		576,174	
Deferred income tax and social contribution	22(b)	1,234,398	273,036		
Post-employment benefits	27.2	472,074	389,075	217,089	224,852
Advances from customers		382,478			
Provision for losses on subsidiaries				571,952	376,074
Contingencies	24.1	1,151,087	1,151,524	1,137,567	1,142,228
Leniency agreement	25	1,077,314	1,379,549	1,077,314	1,379,549
Sundry provisions	23	511,801	302,072	476,316	274,549
Provision - geological event in Alagoas	26	4,825,846	1,932,591	4,825,846	1,932,591
Other payables		235,324	133,858	186,240	91,408
Lease	14(b)	2,312,777	2,000,605	1,241,665	1,174,672
		61,563,263	**47,968,171**	**49,762,495**	**33,377,925**
Shareholders' equity	28				
Capital		8,043,222	8,043,222	8,043,222	8,043,222
Capital reserve			232,472		232,472
Revenue reserves			1,905,255		1,905,255
Additional paid in capital		(488,388)	(488,388)	(488,388)	(488,388)
Other comprehensive income		(5,177,889)	(4,757,539)	(5,177,889)	(4,757,539)
Treasury shares		(49,704)	(49,724)	(49,704)	(49,724)
Accumulated losses		(4,529,547)		(4,529,547)	
Total attributable to the Company's shareholders		(2,202,306)	4,885,298	(2,202,306)	4,885,298
Non-controlling interest in subsidiaries		(1,664,212)	(940,592)		
		(3,866,518)	**3,944,706**	**(2,202,306)**	**4,885,298**
Total liabilities and shareholders' equity		**86,083,919**	**68,129,037**	**67,232,205**	**52,758,895**

The notes are an integral part of the financial statements.

Braskem S.A.

Statement of profit or loss
Years ended December 31
All amounts in thousands of reais, except earnings (loss) per share

	Note	Consolidated 2020	Consolidated 2019	Parent company 2020	Parent company 2019
Net revenue	30	**58,543,494**	**52,323,525**	**39,914,394**	**37,739,425**
Cost of products sold	34	(47,331,414)	(45,679,503)	(33,904,118)	(35,059,207)
Gross profit		**11,212,080**	**6,644,022**	**6,010,276**	**2,680,218**
Income (expenses)					
Selling and distribution	34	(1,852,055)	(1,783,455)	(983,098)	(1,036,408)
Loss for impairment of trade accounts receivable and others from clients	34	(55,252)	(7,069)	(45,911)	(4,882)
General and administrative	34	(1,918,747)	(2,224,180)	(1,213,301)	(1,639,806)
Research and development	34	(250,648)	(247,730)	(129,710)	(143,136)
Results from equity investments	11(c)	(19,398)	10,218	3,052,991	2,174,965
Other income	32	750,749	2,408,434	688,541	2,049,441
Other expenses	32	(7,938,621)	(4,856,818)	(7,712,303)	(4,772,015)
Profit (loss) before net financial expenses and taxes		**(71,892)**	**(56,578)**	**(332,515)**	**(691,623)**
Financial results	33				
Financial expenses		(4,913,365)	(3,872,425)	(4,519,372)	(3,154,043)
Financial income		600,184	850,554	473,434	665,805
Exchange rate variations, net		(5,298,711)	(1,724,520)	(4,727,516)	(1,709,957)
		(9,611,892)	**(4,746,391)**	**(8,773,454)**	**(4,198,195)**
Loss before income tax and social contribution		**(9,683,784)**	**(4,802,969)**	**(9,105,969)**	**(4,889,818)**
Current and deferred income tax and social contribution	22(a)	2,668,478	1,905,996	2,414,249	2,092,248
Loss for the year		**(7,015,306)**	**(2,896,973)**	**(6,691,720)**	**(2,797,570)**
Attributable to:					
Company's shareholders		(6,691,720)	(2,797,570)	(6,691,720)	(2,797,570)
Non-controlling interest in subsidiaries		(323,586)	(99,403)		
Loss for the year		**(7,015,306)**	**(2,896,973)**	**(6,691,720)**	**(2,797,570)**
Earnings per share - basic and diluted - R$	29				
Common		(8.4068)	(3.5146)	(8.4068)	(3.5146)
Preferred shares class "A"		(8.4068)	(3.5146)	(8.4068)	(3.5146)
Preferred shares class "B"		(8.4068)	(3.5146)	(8.4068)	(3.5146)

The notes are an integral part of the financial statements.

Braskem S.A.

Statement of comprehensive income
Years ended December 31
All amounts in thousands of reais

	Note	Consolidated 2020	Consolidated 2019	Parent company 2020	Parent company 2019
Loss for the year		**(7,015,306)**	**(2,896,973)**	**(6,691,720)**	**(2,797,570)**
Other comprehensive income:					
Items that will be reclassified subsequently to profit or loss					
Fair value of cash flow hedge		(600,390)	55,274	(567,874)	80,577
Income tax and social contribution - cash flow hedge		202,832	(19,805)	193,077	(27,396)
Fair value of cash flow hedge - Braskem Idesa				(24,387)	(18,977)
Income tax and social contribution cash flow hedge - Braskem Idesa				7,316	5,693
Fair value of cash flow hedge from jointly-controlled, net of taxes		1,260	(978)	1,260	(978)
		(396,298)	34,491	(390,608)	38,919
Exchange variation of foreign sales hedge	20.4(a.i)	(6,881,183)	(856,068)	(6,881,183)	(856,068)
Sales Hedge - transfer to profit or loss	20.4(a.i)	2,194,059	1,385,121	2,194,059	1,385,121
Income tax and social contribution on exchange variation		1,593,622	(179,878)	1,593,622	(179,878)
Exchange variation of foreign sales hedge - Braskem Idesa	20.4(a.ii)	(445,427)	464,806	(334,064)	348,604
Sales Hedge - transfer to profit or loss - Braskem Idesa	20.4(a.ii)	471,728	267,146	353,796	200,359
Income tax on exchange variation - Braskem Idesa		(7,886)	(219,586)	(5,921)	(164,689)
		(3,075,087)	861,541	(3,079,691)	733,449
Foreign subsidiaries currency translation adjustment		2,658,042	136,722	3,054,126	220,228
Total		**(813,343)**	**1,032,754**	**(416,173)**	**992,596**
Items that will not be reclassified to profit or loss					
Defined benefit plan actuarial loss, net of taxes		(647)	(109,628)	(648)	(109,492)
Long term incentive plan, net of taxes		11,214	13,921	11,629	13,573
Loss on investments			(84)		(50)
Total		10,567	(95,791)	10,981	(95,969)
Total comprehensive income for the year		**(7,818,082)**	**(1,960,010)**	**(7,096,912)**	**(1,900,943)**
Attributable to:					
Company's shareholders		(7,096,912)	(1,900,943)		
Non-controlling interest in subsidiaries		(721,170)	(59,067)		
Total comprehensive income for the year		**(7,818,082)**	**(1,960,010)**		

The notes are an integral part of the financial statements.

Braskem S.A.

Statement of changes in equity
All amounts in thousands of reais

														Parent company and Consolidated
												Parent company		Consolidated
		Attributed to shareholders' interest												
				Revenue reserves										
	Note	Capital	Capital reserve	Legal reserve	Tax incentive	Retention of profits	Additional dividends proposed	Additional paid in capital	Other comprehensive income	Treasury shares	Retained earnings / Accumulated losses	Total Braskem shareholders' interest	Non-controlling interest in subsidiaries	Total shareholders' equity (net capital deficiency)
At December 31, 2018		**8,043,222**	**232,430**	**577,476**	**153,478**	**1,940,011**	**2,002,255**	**(488,388)**	**(5,623,020)**	**(49,819)**		**6,787,645**	**(876,400)**	**5,911,245**
Comprehensive income for the year:														
Loss for the year											(2,797,570)	(2,797,570)	(99,403)	(2,896,973)
Exchange variation of foreign sales hedge, net of taxes									733,449			733,449	128,092	861,541
Fair value of cash flow hedge, net of taxes									38,919			38,919	(4,428)	34,491
Long term incentive plan, net of taxes									13,573			13,573	348	13,921
Foreign subsidiaries currency translation adjustment									220,228			220,228	(83,506)	136,722
									1,006,169		(2,797,570)	(1,791,401)	(58,897)	(1,850,298)
Equity valuation adjustments:														
Realization of additional property, plant and equipment price-level restatement, net of taxes									(26,717)		26,717			
Realization of deemed cost of jointly-controlled investment, net of taxes									(883)		883			
Actuarial loss with post-employment benefits, net of taxes									(109,492)			(109,492)	(136)	(109,628)
Fair value adjustments of trade accounts receivable, net of taxes									15			15		15
Exchange variation in hyperinflationary economy, net of taxes									(3,561)			(3,561)		(3,561)
									(140,638)		27,600	(113,038)	(136)	(113,174)
Contributions and distributions to shareholders:														
Incentive long term plan payments with treasury shares										95		95		95
Retention of profits - non-approval of additonal dividends						2,002,255	(2,002,255)							
Prescribed dividend											2,005	2,005		2,005
Additional dividends of subsidiary													(5,125)	(5,125)
Loss on interest in subsidiary									(50)			(50)	(34)	(84)
Absorption of losses						(2,767,965)					2,767,965			
Gain on transfer of shares in custody long term incentive plan			42									42		42
			42			(765,710)	(2,002,255)		(50)	95	2,769,970	2,092	(5,159)	(3,067)
At December 31, 2019		**8,043,222**	**232,472**	**577,476**	**153,478**	**1,174,301**		**(488,388)**	**(4,757,539)**	**(49,724)**		**4,885,298**	**(940,592)**	**3,944,706**
Comprehensive income for the year:														
Loss for the year											(6,691,720)	(6,691,720)	(323,586)	(7,015,306)
Exchange variation of foreign sales hedge, net of taxes									(3,079,691)			(3,079,691)	4,604	(3,075,087)
Fair value of cash flow hedge, net of taxes									(390,608)			(390,608)	(5,690)	(396,298)
Long term incentive plan, net of taxes									11,629			11,629	(415)	11,214
Foreign currency translation adjustment									3,054,126			3,054,126	(396,084)	2,658,042
									(404,544)		(6,691,720)	(7,096,264)	(721,171)	(7,817,435)
Equity valuation adjustments:														
Realization of additional property, plant and equipment price-level restatement, net of taxes									(26,302)		26,302			
Realization of deemed cost of jointly-controlled investment, net of taxes									(741)		741			
Actuarial loss with post-employment benefits, net of taxes									(648)			(648)	1	(647)
Fair value adjustments of trade accounts receivable, net of taxes									113			113		113
Exchange variation in hyperinflationary economy, net of taxes									8,077			8,077		8,077
Other									3,695		(3,695)			
									(15,806)		23,348	7,542	1	7,543
Contributions to shareholders:														
Prescribed dividend											1,110	1,110		1,110
Additional dividends of subsidiary													(2,450)	(2,450)
Absorption of losses	28(e)		(232,460)	(577,476)	(153,478)	(1,174,301)					2,137,715			
Gain on transfer of shares in custody long term incentive plan			(12)							20		8		8
			(232,472)	(577,476)	(153,478)	(1,174,301)				20	2,138,825	1,118	(2,450)	(1,332)
At December 31, 2020		**8,043,222**						**(488,388)**	**(5,177,889)**	**(49,704)**	**(4,529,547)**	**(2,202,306)**	**(1,664,212)**	**(3,866,518)**

The notes are an integral part of the financial statements.

Braskem S.A.

Statement of cash flows
Years ended December 31
All amounts in thousands of reais

		Consolidated		Parent company	
	Note	2020	2019	2020	2019
Loss before income tax and social contribution		(9,683,784)	(4,802,969)	(9,105,969)	(4,889,818)
Adjustments for reconciliation of profit					
Depreciation and amortization		4,048,081	3,632,265	2,403,123	2,373,094
Results from equity investments	11(c)	19,398	(10,218)	(3,052,991)	(2,174,965)
Interest foreign exchange gain/losses		10,457,272	4,134,750	8,014,057	3,867,255
Reversal of provisions		336,838	120,823	332,738	118,193
Provisions - Leniency agreement	25		409,877		409,877
Provision - geological event in Alagoas	26	6,901,828	3,383,067	6,901,828	3,383,067
PIS and COFINS credits - exclusion of ICMS from the calculation basis	32	(310,557)	(1,904,206)	(310,557)	(1,904,206)
Loss for impairment of trade accounts receivable and others from clients		55,252	7,069	45,911	4,882
Provision for losses and write-offs of long-lived assets		8,794	225,204	(11,930)	218,625
		11,833,122	**5,195,662**	**5,216,210**	**1,406,004**
Changes in operating working capital					
Judicial deposits - other financial assets	26	3,746,107	(3,680,460)	3,746,107	(3,680,460)
Financial investments		(1,860,827)	797,445	(1,836,202)	791,740
Trade accounts receivable		(2,187,826)	895,046	(885,263)	94,702
Inventories		(252,534)	867,817	(583,772)	512,762
Taxes recoverable		1,532,554	1,195,427	2,138,226	532,549
Prepaid expenses		293,785	202,732	(154,167)	81,307
Other receivables		397,103	(273,665)	109,569	(196,855)
Trade payables		(3,001,564)	282,445	(710,499)	811,197
Taxes payable		449,761	(569,793)	423,054	206,946
Advances from customers		198,988	197,965	(191,606)	155,583
Leniency agreement	25	(349,842)	(341,605)	(349,842)	(283,571)
Sundry provisions		(145,355)	(215,548)	(156,953)	(222,609)
Other payables		(1,366,118)	362,203	(1,048,423)	171,577
Cash generated (used) from operations		**9,287,354**	**4,915,671**	**5,716,439**	**380,872**
Interest paid		(2,736,821)	(2,238,445)	(390,711)	(306,852)
Income tax and social contribution paid		(257,542)	(411,951)	(69,840)	(124,905)
Net cash generated (used) from operating activities		**6,292,991**	**2,265,275**	**5,255,888**	**(50,885)**
Proceeds from the sale of fixed and intangible assets		33,140	12,590	22,677	12,120
Dividends received		4,822	3,513	140,524	18,931
Additions to investments in subsidiaries				271,417	(80)
Acquisitions to property, plant and equipment and intangible assets		(2,759,789)	(2,682,522)	(1,438,703)	(1,572,977)
Net cash used in investing activities		**(2,721,827)**	**(2,666,419)**	**(1,004,085)**	**(1,542,006)**
Short-term and Long-term debt					
Acquired		13,049,459	20,586,103	2,997,926	2,866,264
Payments		(8,734,505)	(17,425,409)	(3,050,309)	(1,621,572)
Braskem Idesa borrowings					
Acquired			3,497,622		
Payments		(905,210)	(4,398,453)		
Related parties					
Acquired				5,493,922	3,596,070
Payments				(2,765,793)	(2,397,890)
Payment loan to non-controlling shareholders of Braskem Idesa		(37,618)			
Lease	14	(662,068)	(454,190)	(404,962)	(310,758)
Dividends paid		(2,380)	(668,904)	(58)	(666,508)
Other financial liabilities	20.2	(534,456)	499,999	(534,456)	499,999
Net cash generated in financing activities		**2,173,222**	**1,636,768**	**1,736,270**	**1,965,605**
Exchange variation on cash of foreign subsidiaries		1,314,586	20,619		
Increase in cash and cash equivalents		**7,058,972**	**1,256,243**	**5,988,073**	**372,714**
Represented by					
Cash and cash equivalents at the beginning of the year		6,803,880	5,547,637	2,389,438	2,016,724
Cash and cash equivalents at the end of the year		13,862,852	6,803,880	8,377,511	2,389,438
Increase in cash and cash equivalents		**7,058,972**	**1,256,243**	**5,988,073**	**372,714**

The notes are an integral part of the financial statements.

Braskem S.A.

Statement of value added
Years ended December 31
All amounts in thousands of reais

	Consolidated		Parent company	
	2020	2019	2020	2019
Revenue	**62,188,380**	**60,034,002**	**43,655,439**	**45,127,353**
Sale of goods, products and services	69,310,281	62,059,664	50,622,774	47,431,028
Other income, net	(7,066,649)	(2,018,593)	(6,921,424)	(2,298,793)
Loss for doubtful accounts	(55,252)	(7,069)	(45,911)	(4,882)
Inputs acquired from third parties	**(50,596,448)**	**(50,638,127)**	**(38,028,411)**	**(40,526,870)**
Cost of products, goods and services sold	(48,491,403)	(47,587,989)	(36,743,024)	(38,289,984)
Material, energy, outsourced services and others	(2,046,381)	(2,677,752)	(1,238,567)	(1,870,141)
Gain (impairment) of assets	(58,664)	(372,386)	(46,820)	(366,745)
Gross value added	**11,591,932**	**9,395,875**	**5,627,028**	**4,600,483**
Depreciation, amortization and depletion	(4,048,081)	(3,632,265)	(2,403,123)	(2,373,094)
Net value added produced by the Company	**7,543,851**	**5,763,610**	**3,223,905**	**2,227,389**
Value added received in transfer	**935,551**	**1,206,836**	**3,868,185**	**2,940,196**
Results from equity investments	(19,398)	10,218	3,052,991	2,174,965
Financial income	954,322	1,196,535	815,054	765,151
Other	627	83	140	80
Total value added to distribute	**8,479,402**	**6,970,446**	**7,092,090**	**5,167,585**
Personnel	**1,843,686**	**1,693,827**	**1,047,967**	**1,070,179**
Direct compensation	1,483,995	1,316,668	810,106	792,346
Benefits	283,564	293,156	163,133	195,054
FGTS (Government Severance Pay Fund)	76,127	84,003	74,728	82,779
Taxes, fees and contribuitions	**2,746,742**	**1,954,184**	**2,928,080**	**1,715,976**
Federal	(803,437)	(402,790)	(574,539)	(606,727)
State	3,486,589	2,307,732	3,486,589	2,307,732
Municipal	63,590	49,242	16,030	14,971
Remuneration on third parties' capital	**10,904,280**	**6,219,408**	**9,807,763**	**5,179,000**
Financial expenses	10,520,828	5,922,853	9,548,347	4,946,934
Rentals	383,452	296,555	259,416	232,066
Remuneration on own capital	**(7,015,306)**	**(2,896,973)**	**(6,691,720)**	**(2,797,570)**
Loss for the year	(6,691,720)	(2,797,570)	(6,691,720)	(2,797,570)
Non-controlling interest in subsidiaries	(323,586)	(99,403)		
Value added distributed	**8,479,402**	**6,970,446**	**7,092,090**	**5,167,585**

All amounts in thousands, except as otherwise stated

1 Operations

Braskem S.A. ("Parent Company" or Braskem) is a public corporation headquartered in Camaçari, Bahia ("BA"), which, jointly with its subsidiaries ("Company"), is controlled by Novonor S.A. ("Novonor" previously named Odebrecht S.A.), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively. The Company's shares are traded on B3 S.A. Brasil, Bolsa, Balcão ("B3"), under the tickers BRKM3, BRKM5 and BRKM6, and on the New York Stock Exchange ("NYSE") under the ticker BAK.

Braskem also is engaged in the manufacture, sale, import and export of chemicals, petrochemicals and fuels, the production, supply and sale of utilities such as steam, water, compressed air and industrial gases, as well as the provision of industrial services and the production, supply and sale of electric energy for its own use and use by other companies. Braskem also invests in other companies, either as equity method investees or associates.

The Company has industrial plants in Brazil, the United States, Germany, and Mexico. The units produce thermoplastic resins, namely polyethylene ("PE") and polypropylene ("PP"), polyvinyl chloride ("PVC"), as well as basic petrochemicals.

On December 31, 2020, the consolidated statement of financial position presented positive net working capital (defined as total current assets less total current liabilities) of R$5.8 billion and negative shareholders' equity of R$3.9 billion, mainly due to exchange variation effects from the depreciation in the Brazilian Real against the U.S. dollar (Note 2.2.c) and to the provision for the geological event in Alagoas (Note 26).

The Company presented cash flow generated from operating activities of R$9,287,354 for the year ended December 31, 2020. Most of the credit facilities are long-term, with 96% of the total debt denominated in U.S. dollar, in line with the Company's Financial Policy. The Company is comfortable with such exposure to the U.S. dollar, since a significant part of the operating cash to be generated by it over the coming years and that could be used to service debt is directly or indirectly denominated in U.S. dollar.

During periods in which the Brazilian Real depreciates significantly against the U.S. dollar, the Company is subject to an adverse effect from exchange variation on its debt. On the other hand, the depreciation in the Brazilian Real against the U.S. dollar have a positive effect on the Company's cash generation, which manages the exposure against the debt position concentrated in U.S. dollar. In 2020, the Brazilian Real depreciated by 29% in relation to the U.S. dollar. The exchange variation loss in the period will produce a cash effect upon maturity of the liabilities of the Company, and as such is concentrated in the long term, given Braskem's debt maturity profile, and does not pose any risk to the liquidity position for at least 12 months after the financial statement date.

Opening of the new plant in the United States

In September 2020, the Company concluded the commissioning process following applicable safety standards and started commercial polypropylene (PP) production at its new plant in the United States. Located in the city of La Porte, and with production capacity of 450,000 tons per year, the new PP plant in the United States is in line with the Company's strategy to diversify its feedstock profile and to expand across Americas, reinforcing its leadership position in PP production in North America.

Braskem Idesa operations

As per the Material Fact notice dated December 2, 2020, the subsidiary Braskem Idesa ("BI") was notified by the National Natural Gas Control Center ("Cenagas"), the Mexican government agency responsible for the natural gas pipeline and transportation system in the region, regarding the unilateral suspension of natural gas transportation, an energy input essential to produce polyethylene at the Petrochemical Complex in Mexico. As a result, and respecting the safety protocols, Braskem Idesa immediately suspended its operational activities.

On January 7, 2021, Braskem idesa partially resumed operations of polyethylene production based on an experimental business model, that follows all safety protocols, in order to attend the demand from Mexico's plastics industry. In addition, Braskem Idesa has taken legal measures as established in the Ethane Supply Agreement entered into between BI and PEMEX. Braskem Netherlands B.V., the direct parent company of BI, also has taken legal actions based on the applicable international rules to protect the rights and to ensure the performance of all legal obligations and also seeking to protect its investment in Mexico. Such measures provide for a remediation and negotiation period in which the parties seek a solution.

On March 1, 2021, disclosed in Not 37(e), Braskem Idesa entered into the following agreements to enable it to continue its operations:

(i) a memorandum of understanding with PEMEX Transformación Industrial and PEMEX Exploración y Producción ("PEMEX") setting out certain understandings regarding potential amendments to the ethane supply agreement and the development of an ethane import terminal, subject to further negotiation, a definitive agreement and approval by Braskem Idesa's shareholders and creditors; and

(ii) a natural gas transport service agreement with Centro Nacional de Control del Gas Natural ("Cenagas") for 15 years, which is conditioned upon the execution of the definitive agreement referenced in item (i) above.

Following the execution of these agreements by Braskem Idesa, it resumed receiving natural gas transportation services from Cenagas. The existing ethane supply agreement between Braskem Idesa and Pemex has not been modified and remains in place. At this time, Braskem Idesa is unable to predict the outcome of ongoing discussions with Pemex TRI, its shareholders, and creditors.

Braskem Idesa assessed its going-concern assumptions and concluded to be on realizing its assets and settling its liabilities in the ordinary business course.

2 Accounting policies

The main accounting policies applied when preparing the financial statments are described in the respective notes. The accounting policies of immaterial transactions were not included in the financial statements.

The Company has consistently applied the accounting policies to all periods presented for the parent company and the subsidiaries.

2.1 Basis of preparation and statement of compliance

The consolidated financial statements have been prepared under the historical cost convention and were adjusted, when required, to reflect the fair value of assets and liabilities.

The preparation of financial statements requires the use of certain estimates. It also requires Management to exercise its judgment in the process of applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

All significant information to Company's financial statements, and only this information, is being disclosed and corresponds to that used by the Management in its activities.

The financial statements were prepared on the assumption that the Company is a going concern and will continue in operation for the foreseeable future.

All amounts in thousands, except as otherwise stated

The issue of these financial statements was authorized by the Executive Board on March 10, 2021.

2.1.1 Consolidated financial statements

The consolidated financial statements were prepared and presented in accordance with accounting practices adopted in Brazil, including the standards issued by the Brazilian Accounting Pronouncements Committee ("CPC"), and in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

The individual and consolidated Statement of Value Added ("DVA") was prepared in accordance with CPC 09 and is required under Brazilian Corporation Law and under the accounting practices adopted in Brazil for public companies. IFRS does not require the presentation of this statement, and as such, it is presented herein as supplemental information.

(a) List of subsidiaries

The consolidated financial statements comprise the financial statements of the Parent Company and the following entities:

			Total and voting interest - %	
		Headquarters	**2020**	**2019**
Direct and Indirect subsidiaries				
BM Insurance Company Limited ("BM Insurance")		Bermuda	100.00	100.00
Braskem America Finance Company ("Braskem America Finance")		EUA	100.00	100.00
Braskem America, Inc. ("Braskem America")		EUA	100.00	100.00
Braskem Argentina S.A. ("Braskem Argentina")		Argentina	100.00	100.00
Braskem Europe GmbH ("Braskem Alemanha")		Germany	100.00	100.00
Braskem Finance Limited ("Braskem Finance")		Cayman Islands	100.00	100.00
Braskem Idesa S.A.P.I. ("Braskem Idesa")		Mexico	75.00	75.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")		Mexico	75.00	75.00
Braskem Incorporated Limited ("Braskem Inc")		Cayman Islands	100.00	100.00
Braskem India Private Limited ("Braskem India")	(i)	Índia	100.00	
Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom")		Mexico	100.00	100.00
Braskem Mexico, S. de RL de CV ("Braskem México")		Mexico	100.00	100.00
Braskem Mexico Servicios S. RL de CV ("Braskem México Serviços")		Mexico	100.00	100.00
Braskem Netherlands B.V. ("Braskem Holanda")		Netherlands	100.00	100.00
Braskem Netherlands Finance B.V. ("Braskem Holanda Finance")		Netherlands	100.00	100.00
Braskem Netherlands Inc. B.V. ("Braskem Holanda Inc")		Netherlands	100.00	100.00
Braskem Petroquímica Chile Ltda. ("Braskem Chile")		Chile	100.00	100.00
Cetrel S.A. ("Cetrel")		Brazil	63.70	63.70
Distribuidora de Água Camaçari S.A. ("DAC")		Brazil	63.70	63.70
Lantana Trading Co. Inc. ("Lantana")		Bahamas	100.00	100.00
Specific Purpose Entity ("SPE")				
Fundo de Investimento Caixa Júpiter Multimercado Crédito Privado Longo Prazo ("FIM Júpiter")		Brazil	100.00	100.00
Fundo de Investimento Santander Netuno Multimercado Crédito Privado Longo Prazo ("FIM Netuno")		Brazil	100.00	100.00

(i) Subsidiary incorporated in May 2020.

2.1.2 Parent company financial statements

The financial statements have been prepared in accordance with accounting practices adopted in Brazil, following the provisions in Federal Law 6.404/76, and subsequent amendments, and the standards issued by CPC, and are disclosed together with the consolidated financial statements.

2.2 Functional and foreign currency

(a) Functional and presentation currency

The functional currency of the Company is the real. The presentation currency is also real, unless otherwise stated. All amounts have been rounded to the nearest thousand, unless otherwise indicated.

(b) Functional currency other than the Brazilian Real

Transactions in foreign currencies are translated into the respective functional currency of the Braskem's entities at the exchange rates on the transaction dates. Monetary assets and liabilities denominated and measured in foreign currency on the reporting date are re-translated into the functional currency at the exchange rate on said date. Non-monetary assets and liabilities measured at fair value in foreign currency are re-translated into the functional currency at the exchange rate on the date on which the fair value was determined. Non-monetary items that are measured based on the historical cost in foreign currencies are translated at the exchange rate on the date of the transaction. The differences in foreign currencies resulting from conversion are generally recognized in the profit or loss.

Assets and liabilities from foreign operations are translated into Brazilian Real at the exchange rates determined on the reporting date. Revenues and expenses from foreign operations are translated into Brazilian Real at the exchange rates determined on the transaction dates. Differences in foreign currencies generated by translation into the reporting currency are recognized in other comprehensive income and accrued in asset valuation adjustments in equity.

The results and financial position of an entity whose functional currency is not the currency of a hyperinflationary economy must be translated into the reporting currency. The assets and liabilities for each statement of financial position reported (including the comparative balance sheets) must be translated using the closing quote of the exchange rate on the respective reporting dates, and the income and expenses for each comprehensive statement of operations or statement of operations reported (including comparative statements) must be translated using the exchange rates in effect on the transaction dates. All exchange variation gains and losses must be recognized in other comprehensive income.

The subsidiaries with a functional currency different from that of the Parent Company are listed below:

	Functional currency
Subsidiaries	
Braskem Alemanha	Euro
BM Insurance, Braskem America, Braskem America Finance, Braskem Holanda, Braskem Holanda Finance, Braskem Holanda Inc. and Braskem México Sofom	U.S.dollar
Braskem Idesa, Braskem Idesa Serviços, Braskem México and Braskem México Serviços	Mexican peso
Braskem Argentina	Argentinean peso
Braskem Chile	Chilenean peso
Braskem India	Rupee

All amounts in thousands, except as otherwise stated

(c) Exchange variation effects

The effects from exchange variation on the Company's transactions are mainly due to the variations in the following currencies:

	End of period rate			Average rate		
	2020	2019	Variation	2020	2019	Variation
U.S. dollar - Brazilizan real	5.1967	4.0307	28.93%	5.1578	3.9461	30.70%
Euro - Brazilizan real	6.3779	4.5305	40.78%	5.8989	4.4159	33.58%
Mexican peso - Brazilizan real	0.2610	0.2134	22.31%	0.2402	0.2049	17.22%
U.S. dollar - Mexican peso	19.9240	18.8858	5.50%	21.5098	19.2568	11.70%
U.S. dollar - Euro	0.8166	0.8926	-8.52%	0.8775	0.8930	-1.74%

(d) Hyperinflationary economy

As from July 2018, considering that the accumulated inflation in the last three years in Argentina was over 100%, the application of the Financial Reporting in Hyperinflationary Economies has been required in the preparation of financial information on the subsidiary located in Argentina. For converting the financial statements of Braskem Argentina, assets, liabilities, equity, income, and expenses must be translated into the reporting currency using the closing quote of the exchange rate on the reporting date.

2.3 Consolidation

2.3.1 Business combinations

Business combinations are recognized using the acquisition method when control is transferred to the Company. The consideration transferred generally is measured at fair value, as is the identifiable net assets acquired. Any goodwill arising from the transaction is tested annually for impairment loss. Gains on bargain purchase are immediately recognized in the profit or loss. Transaction costs are recognized into the result as incurred, except any costs associated with issuances of debt or equity instruments. Any contingent consideration payable is measured at its fair value on the acquisition date. If the contingent consideration is classified as an equity instrument, it is not remeasured, and the settlement is recognized in equity. Other contingent considerations are remeasured at fair value on each reporting date and subsequent changes to fair value are recognized in the income statement for the fiscal year.

2.3.2 Subsidiaries

The Company controls an entity when it is exposed to, or entitled to, the variable returns originating from its involvement with the entity and has the capacity to affect such returns by exercising its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date the Company obtains control until the date of the loss of control.

In the Parent Company's financial statements, the subsidiaries' financial information is recognized through the equity method.

2.3.3 Equity method Investees

The Company's investments in entities with accounting treatment using the equity method consist of their interests in associates. Associated Associates companies are those in which over which the Company, directly or indirectly, holds has significant influence, but not control or joint control, over the financial and operational operating policies. A joint venture is an arrangement in which the Company has joint control, whereby the

All amounts in thousands, except as otherwise stated

Company has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Interests in associates and the joint venture are accounted for using the equity method. Such investmentsThey are initially recognized at cost, which includes the expenses with the transaction costs. After Subsequent to initial recognition, the consolidated financial statements include the Company's interest inshare of the net profit or loss for the fiscal year profit or loss and other comprehensive income of equity-accounted investees, in the investee until the date on which the significant influence or joint control ceases to exist.

2.4 New standards and interpretation not yet effective

A series of new standards came into effect for fiscal years starting after January 1, 2020. The Company did not adopt these standards in the preparation of these financial statements. The following new or amended standards are not expected to have a significant impact on the Company's financial statements:

- Onerous Contracts: costs of fulfilling a contract (amendments to CPC 25/IAS 37).
- Rental concessions related to COVID-19 (amendment to CPC 06/IFRS 16).
- Property, Plant and Equipment: revenue before intended use (amendments to CPC 27/IAS 16).
- Reference to the Conceptual Framework (amendments to CPC 15/IFRS 3).
- Classification of Liabilities as Current or Non-Current (amendments to CPC 26/IAS 1).

- Interest Rate Benchmark Reform – Phase 2 (amendments to CPC48/IFRS 9, CPC 38/IAS 39, CPC 40/IFRS 7, CPC 11/IFRS 4 and CPC 06/IFRS 16)

The amendments address issues that might affect financial reporting as a result of the reform of an interbank offered rate (IBORs), including the effects of changes to contractual cash flows or hedging relationships arising from the replacement of an interest rate benchmark with an alternative benchmark rate. The amendments provide practical relief for certain requirements in CPC 48/IFRS 9, CPC 38/IAS 39, CPC 40/IFRS 7, CPC 11/IFRS 4, and CPC 06/IFRS 16 relating to:
- changes in the basis for determining contractual cash flows of financial assets, financial liabilities, and lease liabilities; and
- hedge accounting.

(i) change in the basis for determining contractual cash flows
The amendments will require an entity to account for a change in the basis for determining the contractual cash flows of a financial asset or financial liability that is required by interest rate benchmark reform by updating the effective interest rate of the financial asset or financial liability. At December 31, 2020, the Company had loans whose interest rates are based on LIBOR, as disclosed in Note 16, and consequently will be subject to IBOR reform. The Company expects that the benchmark interest rate of these loans will be changed to SOFR until 2023.

(ii) Hedge accounting
The amendments provide exceptions to the hedge accounting requirements in the following areas:
- Allow amendment of the designation of a hedging relationship to reflect the changes required by the reform.
- When a hedged item in a cash flow hedge is amended to reflect the changes required by the reform, the amount accumulated in the cash flow hedge reserve is deemed to be based on the alternative benchmark interest rate applied to the hedged item.

At December 31, 2020, the Company has cash flow hedges based on LIBOR. The Company expects that indexation of the hedged items and hedging instruments to sterling LIBOR will be replaced by SONIA in 2021 (refer to note 4.1). Whenever the replacement occurs, the Company expects to apply the amendments relating to hedge accounting. However, there are uncertainties as to how and when a replacement may occur. The

All amounts in thousands, except as otherwise stated

Company does not expect the amounts accumulated in the cash flow hedge reserve will be reclassified immediately to the profit or loss due to the transition to IBOR.

(iii) Disclosures
The amendments will require the Company to disclose additional information on the entity's exposure to risks arising from the interest rate benchmark reform and the related risk management activities.

(iv) Transition
The Company plans to apply the amendments from January 1st, 2021. The adoption will not affect the amounts reported for 2020 or prior periods.

2.5 Main measures and impacts due to COVID-19

Braskem has been closely monitoring the impacts from the COVID-19 pandemic on its business and surrounding communities. As disclosed in the Notice to the Market dated March 20, 2020, Braskem has formed a crisis committee to establish global procedures focusing mainly on the health and safety of people and the continuity of its operations. Updates on the measures taken by the Company follow:

(i) Determining that all team members and contractors from the group vulnerable to COVID-19 work remotely until the last phase of return;
(ii) Determining that all team members and contractors not directly related to the safe continuity of operations work remotely until the criteria for the start of flexible measures for a safe return are met;
(iii) Reducing the number of team members and contractors working on its industrial assets, with operations using the smallest possible teams, while considering all rules for ensuring personal safety and maintaining operational reliability;
(iv) Restricting visits by non-routine third parties and suppliers to Braskem's facilities;
(v) Creating agendas jointly with clients and local communities to verify if there are products in its portfolio to help combat the pandemic;
(vi) Creating, implementing and monitoring the indicators of the Plan for Safe Return to Braskem plants and offices.

During the second quarter of 2020, the capacity utilization rates of our plants in Brazil and the United States were temporarily reduced to adjust to the weaker demand for our products and to the destocking trend in the petrochemical and plastics production chains. The capacity utilization rates followed market demand and any export opportunities that arose in other regions, especially with the restart of economies in Asia, which occurred before other regions of the world.

During the third quarter of 2020, there was strong recovery in demand for resins in Brazil and in the United States that led the capacity utilization rates of the petrochemical plants to return to normal levels. In the fourth quarter of 2020, the demand for resins remained strong and the capacity utilization rates in Brazil and the United States remained at levels similar to those of the previous quarter.

In Europe and Mexico, the capacity utilization rates returned to their normal levels in the second quarter, following the gradual recovery in demand, resulting in capacity utilization rates of 83% and 80%, respectively. With regard to the fourth quarter, despite the recovery in demand begun in the previous quarter, the capacity utilization rate in Europe was 64% due to the scheduled shutdown

During 2020, the Company adopted cash-preservation measures to ensure the financial stability and resilience of its business, which include:

- Drawing down a revolving credit facility in the amount of US$1 billion in April 2020, which comes due in 2023. At the end of July 2020, the Company prepaid the facility in full, in an amount corresponding to R$5.5 billion;

All amounts in thousands, except as otherwise stated

- Issuing bonds in the international market by the subsidiary Braskem Holanda, in July 2020, in the amount of US$600 million (R$3.2 billion);
- Reducing fixed costs by approximately 9% compared to the same period of 2019;
- Reducing the investments planned for 2020 from US$721 million (R$3.9 billion) to US$555 million (R$2.8 billion);
- Postponing the payment of social contribution charges in Brazil; and
- Optimizing working capital.

The Company also highlights the actions carried out jointly with its clients and partner companies to transform chemicals and plastic resins into items that are essential for combatting COVID-19, which include surgical masks, packaging for liquid and gel alcohol, bleach and 3D printing of bands for protective face shields; donations of LPG (cooking gas) to field hospitals; actions to support the chain of clients and suppliers, particularly small and midsized companies; and donations of hygiene kits and food staples to local communities.

In accordance with the guidance of the Securities and Exchange Commission of Brazil ("CVM"), the Company's Management reviewed the accounting estimates for the realization of assets, including the estimates for losses on trade accounts receivables, inventory impairment loss, deferred tax assets and other assets, or those related to the provision for liabilities in the financial statements given the significant changes in the risks to which the company is exposed (see more information in note 20.6). The review considered events after the reporting period that occurred up to the reporting date of these financial statements, and no significant effects were identified that should be reflected in the financial statements for the fiscal year ended December 31, 2020.

Due to the uncertainties arising from the COVID-19 pandemic with regard to the global economy, it is impossible to accurately predict the adverse impacts on the equity and financial position of the Company and its subsidiaries after the reporting date. With the recovery in demand for resins, the Company has no expectations of additional provisions for impairment testing of its assets in the near future arising from a scenario of demand constraints.

3 Application of critical estimates and judgments

When preparing these financial statements, Management used judgments and estimates that affect the application of the Company' accounting policies and the amounts of assets, liabilities, income and expenses

Critical estimates and judgments are those that require the most difficult, subjective or complex judgments by management, usually as a result of the need to make estimates that affect issues that are inherently uncertain. Estimates and judgments are continually reassessed and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results can differ from planned results due to differences in the variables, assumptions or conditions used in making estimates.

Estimates and assumptions are continuously revised. Changes in estimates are recognized prospectively. Actual results may differ from such estimates.

All amounts in thousands, except as otherwise stated

3.1 Judgments

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognized in the financial statements include the following:

(a) **Note 14.b Lease term**: whether the Company is reasonably certain to exercise extension options.

(b) **Useful life of assets**

The Company recognizes the depreciation and amortization of its property, plant and equipment ("tangible assets") and intangible assets with estimated useful life approved by the Company's technicians managing Braskem's plants. The useful lives of assets are reviewed at each reporting date by the Company's technicians.

The main factors that are taken into consideration in the definition of the useful life of the assets that compose the Company's industrial plants are the information of manufacturers of machinery and equipment, level of the plants' operations, quality of preventive and corrective maintenance and the prospects of technological obsolescence of assets.

The useful lives applied to the assets determined the following average (%) depreciation and amortization rates, using the straight-line method:

	Consolidated	
	2020	2019
Buildings and improvements	2.82	6.23
Machinery, equipment and installations	6.31	7.04
Furniture and fixtures	10.03	10.02
IT equipment	20.23	20.60
Lab equipment	9.57	9.52
Security equipment	9.54	9.39
Vehicles	18.89	18.88
Other	13.55	15.72

Information on property, plant and equipment is presented in Note 12.

3.2 Uncertainties on assumptions and estimates

The information on uncertainties related to the assumptions and estimates at December 31, 2020 with significant risk of resulting in a significant adjustment to the accounting balances of assets and liabilities in the following fiscal year refers to:

3.2.1 Deferred income tax ("IR") and social contribution ("CSL")

The recognition and the amount of deferred tax assets depend on the generation of future taxable income, which requires the use of an estimate related to the Company's future performance. These estimates are included in the business plan, which is annually prepared by the Executive Board. This plan uses as main variables projections for the price of the products manufactured by the Company, price of inputs, growth of the gross domestic product of each country where the Company operates, exchange variation, interest rate, inflation rate and fluctuations in the supply and demand of inputs and finished products. In evaluating the plan, the Company uses its historical performance, strategic planning and market projections produced by specialized third party consulting firms, which are reviewed and supplemented based on Management´s experience.

Information on deferred income tax and social contribution is presented in Note 22(c).

3.2.2 Impairment test and analysis

(a) Tangible and intangible assets with definite useful lives

At each reporting date, the Company reviews the carrying amounts of its tangible and intangible assets with definite useful lives to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. This analysis is conducted to assess the existence of scenarios that could adversely affect its cash flow and, consequently, its ability to recover the investment in such assets. These scenarios arise from issues of a macroeconomic, legal, competitive, or technological nature.

Some significant and notable aspects considered by the Company in this analysis include: (i) the possibility of an oversupply of products manufactured by the Company or of a significant reduction in demand due to adverse economic factors; (ii) the prospects of material fluctuations in the prices of products and inputs; (iii) the likelihood of the development of new technologies or raw materials that could materially reduce production costs and consequently impact sales prices, ultimately leading to the full or partial obsolescence of the industrial facilities of the Company; and (iv) changes in the general regulatory environment that make the production process of Braskem infeasible or that significantly impact the sale of its products. For this analysis, the Company maintains an in-house team with a strategic vision of the business. If the aforementioned variables indicate any material risk to cash flows, the Management of Braskem conducts impairment tests in accordance with Note 3.2.2(b).

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs ("Cash Generating Units").

The impairment value of an asset or CGU is the greatest of the value in use and its fair value less sales costs. The value in use is based on estimated future cash flows, discounted to present value using a discount rate before tax that reflects the current market assessments of the time value of money and the specific risks related to the asset or CGU.

When identifying whether cash inflows from an asset (or group of assets) are largely independent of cash inflows from other assets (or groups of assets), the Company considers several factors, such as: product lines, individual locations and the way Management monitors and makes decisions about the going-concern analysis.

(b) Intangible assets with indefinite useful lives

The balances of goodwill arising from business combinations are tested for impairment once a year. Goodwill from business combination is allocated to the CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

These tests are based on the projected cash flow in each CGU or groups of CGUs, which are extracted from the business plan of the Company for a five-year period, mentioned in Note 3.2.1, and the Management plan for a period greater than 5 years to reflect industry cycle patterns, in a total projection period of 10 years. Perpetuity is also calculated based on the long-term vision and excluding real growth. Cash flows and perpetuity are adjusted to present value at a discount rate based on the Weighted Average Cost of Capital ("WACC").

Goodwill and results of impairment tests are presented in Note 13(a) and (b).

(c) Impairment loss

Impairment loss is recognized in profit or loss if the book value of the asset or CGU exceeds its impairment value. Recognized losses related to assets or CGUs are initially allocated for the reduction of any goodwill allocated, and then for reduction of the book value of other assets of the CGU (or group of CGUs) on a pro rata basis.

Impairment losses related to goodwill are not reversed. In the case of other assets, impairment losses are reversed only to the extent that the new book value of the asset does not exceed the book value that would have been calculated, net of depreciation or amortization, if the impairment loss had not been recognized.

3.2.3 Provisions and contingencies

Provisions are recorded when there is a present obligation (legal or constructive) as a result of a past event, and it is more likely than not that an outflow of resources will be required to settle the obligation.

Contingent liabilities are mainly related to discussions in the judicial and administrative spheres arising from primarily labor, corporate claims, civil and tax lawsuits.

The Management of Braskem, based on its assessment and of its external legal advisors, classifies these proceedings in terms of probability of loss as follows:

(i) Probable loss: present obligation for which there is a higher probability of loss than of a favorable outcome;

(ii) Possible loss: present obligation for which the possibility of loss is greater than remote and less than probable. For these claims, the Company does not recognize a provision and discloses the most significant matters in Note 24.2.

The provision for labor, corporate claims, civil and tax lawsuits correspond to the value of the claims plus charges by the estimated value of probable losses. On the acquisition date in business combination operations, in accordance with CPC 15 and IFRS 3, a contingent liability is recorded when it represents a present obligation.

The Company's management believes that the estimates related to the outcome of the proceedings and the possibility of future disbursement may change in view of the following: (i) higher courts may decide in a similar case involving another company, adopting a final interpretation of the matter and, consequently, advancing the termination of the proceeding involving the Company, without any disbursement or without implying the need of any financial settlement of the proceeding; and (ii) programs encouraging the payment of the debts implemented in Brazil at the Federal and State levels, in favorable conditions that may lead to a disbursement that is lower than the one that is recognized in the provision or lower than the value of the matter.

The Company's contingencies are presented in Note 24.

3.2.4 Provision of expenses – Geological event in Alagoas

The provision recorded is due to the actions and measures relating to the geological phenomenon in Alagoas, with the main factors including the addressing the issues of people safety and the districts affected, the recovery of areas potentially affected by the geological event and discussions with the competent authorities regarding the Agreements signed, which are disclosed in Note 26.

The amount of the provision could be affected materially by uncertainties relating to the geological phenomenon in Maceió, which include: actions to close and monitor the wells, future studies by experts, modifications relating to the dynamics of the geological event, studies and the implementation of socio-environmental and urbanistic measures, implementation of the relocation plan for risk areas and individual lawsuits, demands by public service concessionaire, any adherence by the municipality of Maceió and other entities to the Socio-Environmental Reparations Agreement, as detailed in Note 26.

3.2.5 Provision for recovery of environmental damages

The provision for environmental liabilities is estimated based on current legal and constructive requirements, technology, price levels and expected remediation plans. Realized costs and cash outflows may differ from current estimates due to the changes in laws and regulations, public expectations, prices, new findings by the ongoing studies and analysis of local conditions and changes in remediation technologies.

The time and value of future expenses related to environmental liabilities are reviewed annually, as well as the interest rate used for discounting to present value.

The environmental liabilities are presented in Note 23 (a).

3.2.6 Financial instruments

(a) Fair value of derivative and non-derivative financial instruments

The Company recognizes derivative financial instruments at their fair value and the main sources of information are the stock exchanges, commodities and futures markets, disclosures of the Central Bank of Brazil and quotation services such as Bloomberg and Reuters. Nevertheless, the volatility of the foreign exchange and interest rate markets in Brazil has been resulting in significant changes in future rates and interest rates over short periods of time, leading to significant changes in the fair value of swaps and other financial instruments.

The fair values of non-derivative quoted financial instruments are based on current bid prices. If the market for a financial asset and for unlisted securities is not active, the Company establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models that make maximum use of market inputs and rely as little as possible on information provided by the Company's Management.

Information on derivative and non-derivative financial instruments is presented in Note 20.

(b) Hedge accounting

The Company designated non-derivate financial liabilities in foreign currency to hedge the future cash flows generated by its exports. This decision was based on two important concepts and judgments: (i) the high probability of performing exports according to its business plan, which are inherent to the market and business where it operates, and (ii) the ability of the Company to refinance its liabilities in U.S. dollar, since the priority financing in U.S. dollar is part of the Company's guidelines and strategy and the maintenance of a minimum level of net liabilities in U.S. dollar is envisaged in the Financial Policy of the Company.

The subsidiary Braskem Idesa designated all of the financing it obtained from financial institutions for the construction of its industrial plant to protect part of its sales to be made in the same currency as said financing, the U.S. dollar. Braskem Idesa's sales projection is reviewed periodically based on historical performance, strategic planning and market projections prepared by specialized external consulting firms, which are reviewed and complemented based on Management's experience.

All hedge transactions conducted by the Company are in compliance with the accounting procedures and practices adopted by Braskem, and effectiveness tests are conducted for each transaction every quarter, which prove the effectiveness of its hedge strategy.

The Company determined that hedged items for the Parent Company will be characterized by the first exports in in each quarter until the amount designated for each period is reached, while for the subsidiary Braskem Idesa, these items will be characterized by the first sales in U.S. dollar in the domestic market, disclosed in Notes 20.4(a.i) and 20.4(a.ii), respectively. The liabilities designated for hedge will be aligned with the hedging maturity schedule and the Company's financial strategy.

According to the Financial Policy, the Company may contract derivatives (swaps, non-deliverable forwards ("NDFs"), options, etc.) to manage its exposure to foreign exchange and interest rates. These derivatives may be designated for hedge accounting based on the judgment of Management and when such designation is expected to better demonstrate the compensatory effects on the fluctuations in the items protected by the hedge. The Company currently has derivatives designated for cash flow hedge accounting, as reported in Note 20.3.

4 Risk management

Braskem is exposed to market risks arising from variations in commodity prices, foreign exchange rates and interest rates, credit risks of its counterparties in cash equivalents, financial investments and trade accounts receivable, and liquidity risks to meet its obligations from financial liabilities.

Braskem adopts procedures for managing market and credit risks that are in conformity with its Financial Policy, which is reviewed by the Board of Directors quarterly. The purpose of risk management is to protect the Company's cash flows and reduce the threats to the financing of its operating working capital and investment programs.

4.1 Market risks

Braskem prepares a sensitivity analysis for foreign exchange rate and interest rate risks to which it is exposed, presented in Note 20.6(c.2).

Management of the interest rate benchmark reform and associated risks

Overview
The planning for an organized replacement of interbank offered rates ("IBORs") for alternative, nearly risk-free interest rates (RFRs, or "Risk-Free Rates") is being taken under several market initiatives. However, several details regarding the time and transition methods are still being discussed. The Company uses IBORs as reference rates on several of its financial instruments, and as part of these market-wide initiatives, RFRs will eventually replace such reference rates. While the transition will force modifications on contracts that use IBORs as reference rates, the Company expects no significant impact on its risk management and hedge accounting procedures after its completion. However, it will continue to monitor the transition and implement whatever changes or new controls are deemed to be appropriate as potential issues arise.

Derivatives
The Company holds interest rate swaps for risk management purposes, which are designated in cash flow hedging relationships. The interest rate swaps have floating legs that are indexed to LIBOR. The Company's derivative instruments are governed by contracts based on the master agreements of the International Swaps and Derivatives Association ("ISDA").

As part of the IBOR reform, the ISDA published a protocol that changed all master agreements in force to include RFRs as replacement rates (fallback) for use upon discontinuation of the various IBORs. The protocol

All amounts in thousands, except as otherwise stated

comes into force on January 25, 2021, and Braskem S.A., already has carried out its adoption; other entities of the Group are still in the adoption process.

Hedge accounting
As of December 31, 2020, Braskem has cash flow hedges indexed to LIBOR. The Company expects that indexation of the hedged items and hedging instruments to LIBOR will be replaced with SONIA ("Sterling Overnight Interbank Average Rate") in 2021. Whenever the replacement occurs, Braskem expects to apply the amendments related to hedge accounting, however, there is uncertainty about when and how replacement may occur. Hedging relationships may experience hedge ineffectiveness if there is a timing or other mismatch between the transition of the hedged item and that of the hedging instrument to SONIA. Braskem does not expect that the amount accumulated in the other comprehensive income will be immediately reclassified to profit or loss because of IBOR transition. Meanwhile, the Company will ensure that all relevant hedge accounting documentation is evaluated and updated appropriately.

The Company will apply the changes described in CPC 48/IFRS 9, issued in September 2019, to the relationships directed affected by the IBOR reform. Theoretically, hedge accounting designations could present ineffectiveness if the amendment in the interest rate benchmark occurs on a date other than the redesignation of these transactions to hedge accounting. However, we expect both changes (of interest rate benchmark and redesignations) to co-occur.

Liabilities
To date, there are no broad initiatives to replace the benchmarks of IBORs in financial agreements; any modifications will be negotiated bilaterally among the parties.

(a) Exposure to commodity risks

Most of Braskem's feedstocks (naphtha, ethane, propane and propylene) and main products (PE, PP and PVC) are commodities quoted on international markets. A series of factors determine the dynamics of these quotes, nevertheless our sales prices are also impacted in a similar proportion when compared with our feedstock supply chain.

(b) Exposure to foreign exchange risk

Considering the dynamics of the international petrochemical market, where prices are mostly pegged to international dollar-denominated references, Braskem's sales in Brazil are strongly correlated to the U.S. currency.

Therefore, with the goal of partially mitigating the long-term exchange risk, as of September 2016, the Company started to contract financial derivatives to compose a Long-Term Foreign Exchange Hedge Program. The Program mainly aims to mitigate dollar call and put option contracts, hedging expected flows over a 24-month horizon, as detailed in Note 20.3.

In addition to the Hedge Program, to balance the composition between dollar-denominated assets and liabilities, Braskem's Financial Policy requires the Company to maintain a percentage of at least 70% of the dollar-denominated portion of net debt. If convenient, the Company may maintain a percentage of more than 70%, although subject to a sensitivity analysis of key financial indicators and proof of the inexistence of significant risk of deterioration of these indicators.

On December 31, 2020, Braskem prepared a sensitivity analysis for its exposure to the fluctuation in the U.S. dollar, as disclosed in Note 20.6.

All amounts in thousands, except as otherwise stated

(c) Exposure to interest rate risk

Braskem is exposed to the risk that a variation in floating interest rates causes an increase in its financial expense due to payments of future interest. Debt denominated in foreign currency subject to floating rates is mainly subject to fluctuations in Libor. Debt denominated in local currency is mainly subject to the variation in the Interbank Certificate of Deposit ("CDI") rate.

In 2020, Braskem held swap contracts (Note 20.3.1) in which it receives Libor and pays a fixed rate.
On December 31, 2020, Braskem prepared a sensitivity analysis for the exposure to the floating interest rates Libor, CDI and Extended National Consumer Price Index ("IPCA"), as disclosed in Notes 20.6(c.1) and (c.2).

4.2 Exposure to credit risk

The transactions that subject Braskem to the concentration of credit risks are mainly in bank checking accounts, financial investments, and trade accounts receivable in which Braskem is exposed to the risk of the financial institution or customer involved. In order to manage this risk, Braskem maintains bank current accounts and financial investments with major financial institutions, weighting concentrations in accordance with the credit rating and the daily prices observed in the Credit Default Swap market for the institutions, as well as netting contracts that minimize the total credit risk arising from the many financial transactions entered into by the parties.

On December 31, 2020, 45.9% of the amounts recorded as "Cash and cash equivalents" (Note 5) and "Financial Investments" (Note 6) were allocated to financial institutions that had offset agreements with the Company. The obligations under these agreements are accounted for under "Borrowings" (Note 16). The effective netting of these amounts is possible only in the event of default by one of the parties.

With respect to the credit risk of customers, Braskem protects itself by performing a rigorous analysis before granting credit and obtaining secured and unsecured guarantees when considered necessary, including credit insurance.

The maximum exposure to credit risk of non-derivative financial instruments on the reporting date is the sum of their carrying amounts less any provisions for impairment losses. On December 31, 2020, the balance of trade accounts receivable was net of allowance for doubtful accounts (Note 7).

4.3 Liquidity risk

Braskem has a calculation methodology to determine a minimum cash "monthly vision" (30-day horizon) and a minimum cash "yearly vision" (up to 12-month horizon) for the purpose of, respectively: (i) ensuring the liquidity needed to comply with obligations of the following month; and (ii) ensuring that the Company maintains liquidity during potential crises. The amounts to determine the minimum cash "yearly vision" are calculated mainly based on the projected operating cash generation, less short-term debts and working capital needs. The amounts used for determining the minimum cash "monthly vision" consider the projected operating cash disbursement, debt service and contributions to projects, as well as the planned disbursement for derivatives maturing in the period, among other items. The Company uses as minimum cash in its financial policy the greater of these two references.

In May 2018, the Company, in keeping with its commitment to maintain its financial liquidity, contracted an international revolving credit facility in the amount of US$1 billion, which expires in 2023. This line may be used without restrictions to improve the Company's credit quality or in the event of deterioration in the macroeconomic scenario. As of December 31, 2020, this new credit line had not been used.

All amounts in thousands, except as otherwise stated

On December 31, 2020, due to the breach of certain covenants provided for in its financing agreement (Note 16), the subsidiary Braskem Idesa recorded under current liabilities its financial obligations with original long-term maturities. Note that Braskem Idesa has been settling all its obligations in accordance with the original maturity schedule and no creditor required or indicated the intention of requiring immediate reimbursement of these obligations or early debt payment.

Considering that the group of creditors of Braskem Idesa will continue not requiring prepayment of the debt, Braskem's financial liabilities by maturity, including the amounts due under the Leniency Agreement (Note 25), are shown in the table below. These amounts are calculated based on cash flows not discounted and may not be reconciled with the amounts disclosed in the statement of financial position.

	Maturity				
	Until one year	Between one and two years	Between two and five years	More than five years	Total
Trade payables	9,978,595	7,233			9,985,828
Borrowings	1,439,079	4,365,497	7,953,182	71,000,361	84,758,119
Debentures	56,988	125,320	97,057		279,365
Braskem Idesa borrowings	1,194,805	2,340,108	2,911,775	10,212,681	16,659,369
Derivatives	1,314,675	223,813	354,483		1,892,971
Loan to non-controlling shareholder of Braskem Idesa				3,222,493	3,222,493
Leniency agreement (Note 25)	399,039	313,562	852,766		1,565,367
Lease	870,587	641,313	898,124	1,070,768	3,480,792
At December 31, 2020	**15,253,768**	**8,016,846**	**13,067,387**	**85,506,303**	**121,844,304**

If Braskem Idesa's group of creditors require the early payment of this debt, the Company's financial liabilities by maturity date, including the amounts due under the Leniency Agreement (Note 25), are shown in the table below. These amounts are gross and undiscounted and include contractual interest payments, therefore may not be reconciled with the statement of financial position.

					Consolidated
	Maturity				
	Until one year	Between one and two years	Between two and five years	More than five years	Total
Trade payables	9,978,595	7,233			9,985,828
Borrowings	1,439,079	4,365,497	7,953,182	71,000,361	84,758,119
Debentures	56,988	125,320	97,057		279,365
Braskem Idesa borrowings	8,064,401			7,785,795	15,850,196
Derivatives	1,314,675	223,813	354,483		1,892,971
Loan to non-controlling shareholder of Braskem Idesa				3,222,493	3,222,493
Leniency agreement (Note 25)	399,039	313,562	852,766		1,565,367
Lease	870,587	641,313	898,124	1,070,768	3,480,792
At December 31, 2020	**22,123,364**	**5,676,738**	**10,155,612**	**83,079,417**	**121,035,131**

4.4 Capital management

The Company's policy is to maintain solid capital management to ensure the continuity and development of its business and to maintain the trust of investors, creditors and the general market. The ideal capital structure, according to Braskem's Management, considers the balance between own capital and the sum of all payables less the amount of cash and cash equivalents and financial investments. This composition meets the Company's objectives of perpetuity and of offering an adequate return to shareholders and other stakeholders. This structure also permits borrowing costs to remain at adequate levels to maximize shareholder remuneration.

Due to the impact of the U.S. dollar on the Company's operations, the Management of Braskem believes that the own capital used for capital management purposes should be measured in this currency and on a historical basis. Moreover, the Company may temporarily maintain a capital structure that is different from this ideal. This

All amounts in thousands, except as otherwise stated

occurs, for example, during periods of growth, when the Company may finance a large portion of its projects through borrowings, provided that this option maximizes return for shareholders once the financed projects start operating. In order to adjust and maintain the capital structure, the Management of Braskem may also consider the sale of non-strategic assets, the issue of new shares or even adjustments to dividend payments.

As is the case of liquidity, capital is not managed at the Parent Company level, but at the consolidated level, except for the liquidity and capital of Braskem Idesa, whose specific management is concentrated at the subsidiary level.

5 Cash and cash equivalents

		Consolidated		Parent Company	
		2020	2019	2020	2019
Cash					
Domestic market		111,278	13,495	106,164	9,800
Foreign market	(i)	1,835,685	2,289,736		
Cash equivalents:					
Domestic market		8,271,312	1,963,185	8,271,312	2,080,801
Foreign market	(i)	3,644,577	2,537,464	35	298,837
Total		**13,862,852**	**6,803,880**	**8,377,511**	**2,389,438**

(i) On December 31, 2020, it includes cash of R$284,856 and R$619,577 of cash equivalents (R$598,591 of cash and R$418,644 of cash equivalents on December 31, 2019) of the subsidiary Braskem Idesa, which cannot be used by the other subsidiaries of the Company.

This item includes cash, bank deposits and highly liquid financial investments available for redemption within three months from the date of purchase. These assets are convertible into a known cash amount and are subject to insignificant risk of change in value.

Cash equivalents in Brazil are mainly represented by fixed-income instruments and time deposits held by the funds FIM Jupiter and FIM Netuno. Cash equivalents abroad comprise fixed-income instruments (time deposit).

6 Financial investments

		Consolidated		Parent Company	
		2020	2019	2020	2019
Amortized cost					
Time deposit investments		53,941	38,759	53,941	38,759
Fair value through profit or loss					
LFT's and LF's	(i)	2,163,042	1,588,426	2,163,042	1,588,426
Restricted funds investments	(ii)	1,338,289	9,708	1,322,725	
Other		87,519	60,319	572	1,090
Total		**3,642,791**	**1,697,212**	**3,540,280**	**1,628,275**
Current assets		3,627,227	1,687,504	3,540,280	1,628,275
Non-current assets		15,564	9,708		
Total		**3,642,791**	**1,697,212**	**3,540,280**	**1,628,275**

(i) These refer to Brazilian floating-rate government bonds ("LFTs") issued by the Brazilian federal government and floating-rate bonds ("LFs") issued by financial institutions. These bonds have original maturity above three months, immediate liquidity in the secondary market and Management expects their realization in the short term.

(ii) Includes the following amounts: R$1,322,725 in restricted funds used in the program for relocation of residents in Alagoas (Note 26.1(i)); and R$15,564 of bank deposits with yields of approximately 100% of the Interbank Deposit Rate ("CDI"), and their use is related to the fulfillment of the contractual obligations of the debentures.

All amounts in thousands, except as otherwise stated

7 Trade accounts receivable

The Company's average receivables term is generally 30 days; therefore, the amount of the trade accounts receivable corresponds to their fair value. The Company realizes part of its trade accounts receivable through the sale of trade notes to funds and financial institutions that acquire receivables. These operations are not entitled to recourse and the risks and benefits over the receivables are substantially transferred, for which reason the trade notes are derecognized. At December 31, 2020, the total amount of the operation was R$1.6 billion in the parent company and R$1.8 billion in the Consolidated (R$1.2 billion and R$2 billion, respectively, on December 31, 2019), with interest of R$9.9 million in the Parent Company and R$12 million in the Consolidated, recorded under Financial Expenses.

		Consolidated		Parent Company	
	Note	2020	2019	2020	2019
Customers					
Domestic market					
Third parties		2,304,212	1,049,412	1,756,027	984,432
Related parties	9	20,863	8,814	30,552	17,261
		2,325,075	1,058,226	1,786,579	1,001,693
Foreign market					
Third parties		2,603,140	1,477,748	515,003	353,487
Related parties	9			578,625	744,999
		2,603,140	1,477,748	1,093,628	1,098,486
Allowance for doubtful accounts	(i)	(173,007)	(229,323)	(144,191)	(215,136)
Total		**4,755,208**	**2,306,651**	**2,736,016**	**1,885,043**
Current assets		4,731,979	2,285,750	2,717,369	1,864,142
Non-current assets		23,229	20,901	18,647	20,901
Total		**4,755,208**	**2,306,651**	**2,736,016**	**1,885,043**

(i) Company's expected credit losses are determined based on the following stages:

Stage 1 –in this stage, expected credit losses are calculated based on the actual experience of credit loss (write-off) over the last five years, segregating customers in accordance with their Operating Risk.

Stage 2 – when there is deterioration in the credit risk, the Company considers receivables as deterioration of credit risk any credits that were renegotiated and that could be collected in court, regardless of their maturity.

Stage 3 – includes financial assets that have objective evidence of impairment; the trigger for evidence of impairment is an unprecedented delay of more than 180 days.

All amounts in thousands, except as otherwise stated

The following table shows the Company's expected credit loss for each stage:

			Consolidated		Parent Company	
		Estimated loss percentage	Trade accounts receivable	Allowance for doubtful accounts	Trade accounts receivable	Allowance for doubtful accounts
Stage 1 (Performing)	Operation risk 1	Minimum risk	2,976,880		1,529,250	
	Operation risk 2	Minimum risk	1,121,976		843,135	
	Operation risk 3	0.80%	577,145	4,617	326,468	2,612
	Operation risk 4	1.65%	55,033	908	33,707	556
			4,731,034	**5,525**	**2,732,560**	**3,168**
Stage 2 (Significant Increase in Loss Risk)	Operation risk 1 and 2	Minimum risk	20,619		3,793	
	Operation risk 3 and 4	20%	2,812	562	872	174
	1st Renegotiation lower than or equal to 24 months	25%	1,273	318	1,273	318
	Between 90 and 180 days	30%	8,393	2,518	1,683	505
			33,097	**3,398**	**7,621**	**997**
Stage 3 (No payment performance - Indicative of impairment)	Operation risk 5	100%	12,675	12,675	6,349	6,349
	Above 180 days	100%	10,797	10,797	7,470	7,470
	Legal	100%	140,612	140,612	126,207	126,207
			164,084	**164,084**	**140,026**	**140,026**
Total			**4,928,215**	**173,007**	**2,880,207**	**144,191**

The changes in the allowance for doubtful accounts are presented below:

	Consolidated		Parent company	
	2020	2019	2020	2019
Balance of provision at the beginning of the year	(229,323)	(233,625)	(215,136)	(217,739)
Provision in the year	(65,571)	(59,885)	(28,808)	(40,326)
Reversal in the year	28,563	45,501	6,716	24,773
Write-offs	93,324	18,686	93,037	18,156
Balance of provision at the end of the year	**(173,007)**	**(229,323)**	**(144,191)**	**(215,136)**

The breakdown of trade accounts receivable by maturity is as follows:

	Consolidated		Parent company	
	2020	2019	2020	2019
Accounts receivables not past due	4,368,714	2,001,326	2,515,124	1,785,319
Past due securities:				
Up to 90 days	396,953	318,852	135,268	112,100
91 to 180 days	6,272	15,368	74,261	14,132
As of 180 days	156,276	200,428	155,554	188,628
	4,928,215	2,535,974	2,880,207	2,100,179
Allowance for doubtful accounts	(173,007)	(229,323)	(144,191)	(215,136)
Total customers portfolio	**4,755,208**	**2,306,651**	**2,736,016**	**1,885,043**

Write-off

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. However, financial assets that are written off could still be subject to enforcement activities to comply with the Company's procedures for recovery of amounts due.

All amounts in thousands, except as otherwise stated

8 Inventories

	Consolidated		Parent company	
	2020	2019	2020	2019
Finished goods	4,258,561	4,634,192	2,901,524	3,131,021
Raw materials, production inputs and packaging	2,008,510	1,665,797	1,585,296	1,408,128
Maintenance materials	766,316	608,693	347,914	259,418
Advances to suppliers	69,965	68,382	59,705	53,321
Imports in transit	1,298,334	664,345	1,297,984	664,344
Total	**8,401,686**	**7,641,409**	**6,192,423**	**5,516,232**
Current assets	8,383,650	7,625,084	6,191,167	5,499,907
Non-current assets	18,036	16,325	1,256	16,325
Total	**8,401,686**	**7,641,409**	**6,192,423**	**5,516,232**

Inventory cost is based on the average cost of purchases principle. The value of finished products includes raw materials, ancillary and maintenance materials used, depreciation of industrial facilities, expenses with Company's and third-party personnel involved in industrial production and maintenance, and logistics expenses with the transfer of these products from the plants to the sale terminals. The production overheads are allocated to products based on normal operating capacity.

Inventories are measured at the lower of cost and net realizable value and, when necessary, an impairment is recognized. For this estimate, the Company considers the sale price, reduced by all costs of sale, projected for the period during which it expects to sell the product.

The effect of the provision for inventories at the year is shown below:

	Consolidated	Parent company
Balance at December 31, 2018	**20,159**	**20,000**
Additions	72,672	69,733
Utilization/reversals	(10,636)	(10,636)
Balance at December 31, 2019	**82,195**	**79,097**
Additions	120,483	115,751
Utilization/reversals	(80,106)	(72,947)
Balance at December 31, 2020	**122,572**	**121,901**

All amounts in thousands, except as otherwise stated

9 Related parties

(a) Consolidated

								Consolidated
	Balances at December 31, 2020				Balances at December 31, 2019			
	Associates companies, Jointly-controlled investment and Related companies				Associates companies, Jointly-controlled investment and Related companies			
Balance sheet	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	Total	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	Total
Assets								
Current								
Trade accounts receivable		6,354	14,509	20,863		4,257	4,557	8,814
Inventories		35,998		35,998		17,242		17,242
Dividends and interest on capital			165	165			3,074	3,074
Total assets		**42,352**	**14,674**	**57,026**		**21,499**	**7,631**	**29,130**
Liabilities								
Current								
Trade payables	33,100	601,203	9,641	643,944	12,402	133,759	9,819	155,980
Payable notes					58			58
Other payables		478	119	597		1,420	136	1,556
Non-current								
Loan to non-controlling shareholders of Braskem Idesa			3,222,493	3,222,493			2,395,887	2,395,887
Total liabilities	**33,100**	**601,681**	**3,232,253**	**3,867,034**	**12,460**	**135,179**	**2,405,842**	**2,553,481**

	Year ended December 31, 2020				Year ended December 31, 2019			
	Associates companies, Jointly-controlled investment and Related companies				Associates companies, Jointly-controlled investment and Related companies			
	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	Total	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	Total
Transactions								
Sales of products		182,521	326,825	509,346		665,417	588,785	1,254,202
Purchases of raw materials, finished goods services and utilities	(133,127)	(14,566,840)	(20,350)	(14,720,317)	(293,501)	(12,584,453)	(10,738)	(12,888,692)
Financial income (expenses), net	(452)	(3,810)	(818)	(5,080)	(96)	(5)	(10,967)	(11,068)
Other income (expenses)					(34,873)			(34,873)
General and administrative expenses								
Post-employment benefits plan ("EPE")								
Private pension ("Vexty")			(46,738)	(46,738)			(50,889)	(50,889)

All amounts in thousands, except as otherwise stated

(b) Parent Company

Balances at December 31, 2020

Balance sheet	Associates companies, Jointly-controlled investment and Associates companies						Related companies			SPE	
	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	Other	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	FIM Júpiter and Netuno	Total
Assets											
Current											
Cash and equivalents										4,420,682	4,420,682
Financial investments										1,683,544	1,683,544
Trade accounts receivable		498,199		1,293	79,133	9,689		6,354	14,509		609,177
Inventories								35,998			35,998
Dividends and interest on capital						4,298			165		4,463
Other receivables - Related parties											
Other receivables		318		12,337	6	3,115					15,776
Non-current											
Financial investments										901,111	901,111
Other receivables - Related parties											
Loan agreements						1,384					1,384
Total assets		498,517		13,630	79,139	18,486		42,352	14,674	7,005,337	7,672,135
Liabilities											
Current											
Trade payables		8,041,885		613		18,099	33,095	601,203	9,641		8,704,536
Accounts payable to related parties											
Advance to export	168,275		911,066	14,403							1,093,744
Other payables		107,239									107,239
Other		19						478	119		616
Non-current											
Accounts payable to related parties											
Advance to export	7,312,593		27,025,693	431,326							34,769,612
Total liabilities	7,480,868	8,149,143	27,936,759	446,342		18,099	33,095	601,681	9,760		44,675,747

Year ended December 31, 2020

Transactions	Associates companies, Jointly-controlled investment and Associates companies						Related companies			SPE	
	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	Other	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	FIM Júpiter and Netuno	Total
Sales of products		3,006,633		70,875	332,013	106,696		182,521	326,825		4,025,563
Purchases of raw materials, finished products services and utilities		(10,048,840)		(3,374)		(180,220)	(133,068)	(14,566,840)	(20,350)		(24,952,692)
Financial income (expenses), net	(1,215,004)	(1,874,156)	(8,151,147)	(125,257)	15,971	9,114	(452)	(3,810)	(818)	113,760	(11,231,799)
Other income (expenses)											
General and administrative expenses - Vexty									(45,753)		(45,753)

All amounts in thousands, except as otherwise stated

Balances at December 31, 2019

	Associates companies, Jointly-controlled investment and Associates companies						Related companies			SPE	
Balance sheet	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	Other	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	FIM Júpiter and Netuno	Total
Assets											
Current											
Cash and equivalents										926,743	926,743
Financial investments										1,588,426	1,588,426
Trade accounts receivable		668,325		20,297	56,377	8,447		4,257	4,557		762,260
Inventories								17,242			17,242
Dividends and interest on capital						4,609			3,074		7,683
Other receivables - Related parties											
Other receivables		2,101		23,886	3	17,167					43,157
Non-current											
Other receivables - Related parties											
Loan agreements						1,073					1,073
Total assets		**670,426**		**44,183**	**56,380**	**31,296**		**21,499**	**7,631**	**2,515,169**	**3,346,584**
Liabilities											
Current											
Trade payables		7,652,956		8		27,276	13,617	133,759	9,819		7,837,435
Accounts payable to related parties											
Advance to export	63,677		630,025	11,171							704,873
Other payables		43,447					58				43,505
Other		11,375		715	4	1		1,420	136		13,651
Non-current											
Accounts payable to related parties											
Advance to export	2,095,964		20,567,818	334,548							22,998,330
Total liabilities	**2,159,641**	**7,707,778**	**21,197,843**	**346,442**	**4**	**27,277**	**13,675**	**135,179**	**9,955**		**31,597,794**

Year ended December 31, 2019

	Associates companies, Jointly-controlled investment and Associates companies						Related companies			SPE	
Transactions	Braskem Finance	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	Other	Novonor and subsidiaries and associates	Petrobras and subsidiaries	Other	FIM Júpiter and Netuno	Total
Sales of products		4,077,008		488,605	276,688	140,658		665,417	588,785		6,237,161
Purchases of raw materials, finished products services and utilities		(13,011,350)		(180)		(164,357)	(293,160)	(12,584,453)	(10,738)		(26,064,238)
Financial income (expenses), net	756	(361,210)	(2,518,001)	(33,761)	5,329	(179,664)	(96)	(5)	(17)	196,247	(2,890,422)
Other income (expenses)							(34,873)				(34,873)
General and administrative expenses - Vexty									(49,867)		(49,867)

All amounts in thousands, except as otherwise stated

(c) New and/or renewed agreements with related companies

As provided for in the Company's bylaws, the Board of Directors has the exclusive power to decide on any contract with related parties that exceed R$20,000 per transaction or R$60,000 collectively per year. This is valid for contracts between Braskem and its subsidiaries and: (i) direct or indirect subsidiaries of Braskem in whose capital an interest is held by the controlling shareholder, by any direct or indirect subsidiaries thereof or by Key Personnel of such entities; (ii) associates of Braskem and subsidiaries of such entities; and (iii) joint ventures in which Braskem participates and any subsidiaries thereof.

As part of its control to identify related parties, Key Personnel annually inform whether they, or their close relatives, hold full or shared control of any company. All companies that conducted transactions with Braskem and its subsidiaries are provided in this Note.

The related parties that have significant relationship with the Company are as follows:

Novonor and its direct and indirect subsidiaries:
- Tenenge Montagem e Manutenção Ltda. ("Tenenge")

Petrobras and its indirect joint venture:
- Petróleo Brasileiro S.A. ("Petrobras")
- Companhia de Gás da Bahia ("Bahiagás")
- Gás de Alagoas S.A. ("Algás")
- Petrobras Transporte S.A. ("Transpetro")

Joint ventures of Braskem:
- Refinaria de Petróleo Riograndense S.A ("RPR").

Associate of Braskem:
- Borealis Brasil S.A ("Borealis").

Non-controlling shareholders of Braskem Idesa:
- Etileno XXI, S.A. de CV.
- Grupo Idesa, S.A. de CV.

In the fiscal year ended December 31, 2020, the main transactions with related parties are as follows:

(i) Sales of gasoline to Refinaria de Petróleo Riograndanse S.A. ("RPR") are negotiated monthly. Sales in the fiscal year amounted to R$46,614 (R$257,295 in 2019).

(ii) In January 2020, Braskem entered into an agreement with Tenenge, a subsidiary of Novonor S.A., to provide industrial maintenance services for shutdowns of large-scale equipment and occasional services on other types of equipment. This agreement has an estimated maximum value of R$669,000 and a term of seven years. The procurement of services rendered in the period amounted to R$45,408.

(iii) In February 2020, the Company signed the 5th amendment to the Polypropylene and Polyethylene thermoplastic resins sales agreement with Borealis. The agreement has an estimated maximum amount of R$1,260,000 and is valid through December 17, 2025. In the fiscal year, transactions amounted to R$213,830.

All amounts in thousands, except as otherwise stated

(iv) In March 2020, the Company entered into a petroleum sales agreement with Petrobras, which is valid for 30 days after its execution. The agreement has an estimated maximum amount of R$76,161 and was fully paid.

(v) In April 2020, the Company entered into an agreement for the purchase of up to 220 kton of naphtha with Petrobras, with additional volumes to those contracted for April 2020, to supply Braskem units in the states of Bahia, Rio Grande de Sul and São Paulo with Petrobras. In the fiscal year, transactions amounted to R$89,100.

(vi) In June 2020, the Company entered into two naphtha supply agreements with Petrobras from 200 to 450 kton/y, respectively, from the Landulpho Alves Refinery ("RLAM"), with delivery to our industrial unit in Bahia, and from the Alberto Pasqualini Refinery ("REFAP"), to our unit in Rio Grande do Sul. The agreements are in force from December 23, 2020 to December 31, 2025. The maximum estimated amounts of the agreements are R$5 billion and R$2.5 billion, respectively. In the fiscal year, transactions amounted to R$18,200.

(vii) In June 2020, the Company entered into a sales option agreement for up to 2,850 kton/y of petrochemical naphtha to Petrobras with mandatory purchase by Braskem. The agreements are in force from January 1, 2021 to December 31, 2025. The maximum estimated amount is R$30 billion.

(viii) In June 2020, the Company entered into two contract amendments with Transpetro for vessel loading and unloading services, product storage and leasing of the OSCAN 16 pipeline and tanks located at the Almirante Dutra Terminal ("TEDUT"), that are in force from November 1, 2020 to June 30, 2024. The maximum estimated amounts of the agreements are R$620,500 and R$107,361, respectively. In the fiscal year, transactions amounted to R$53,688 (R$79,123 on December 31, 2019).

(ix) In June 2020, the Company entered to a contractual amendment with Petrobras for the transfer of 80,000 m^3 of space for storing products owned by Braskem in tanks at the Alberto Pasqualini Refinery (REFAP), that are in force from November 1, 2020 to December 31, 2025. The maximum estimated amount is R$240,000. In the fiscal year, transactions amounted to R$31,730 (R$24,981 on December 31, 2019).

(x) In September 2020, the Company executed an amendment to extend the agreement with Petrocoque, for acquisition estimated at 350.4 kton/year of steam by Polyethylene units. This amendment, summed to total amount of the original agreement, executed in September 2009, amounts to R$325.6 million and is valid until March 2021. In the fiscal year, these acquisitions totaled R$34,141 (R$42,835 on December 31, 2019).

(xi) In December 2020, the Company entered into an agreement with Petrobras to purchase ethane and propane to produce up to 580,000 tons of ethylene equivalent and sell up to 58.4 million Nm^3 of hydrogen. This agreement is effective from January 1, 2021 to December 31, 2025. The estimated amount of the agreement is R$9.2 billion.

(xii) In December 2020, the Company entered into a sale agreement with Petrobras for up to 2 million tons of petrochemical naphtha per year, for us in Braskem's industrial unit in São Paulo. This agreement is effective from December 23, 2020 to December 31, 2025. The estimated amount is R$25 billion. In the fiscal year, the transactions amounted to R$2,800.

All amounts in thousands, except as otherwise stated

(xiii) In December 2020, the Company entered into the second amendment to the agreement governing the supply of natural gas by Algás to Braskem, via local gas pipeline. The duration of the agreement was extended via the first amendment executed in September 2019, effective until December 2021, with estimated amount of R$268,338. In the fiscal year, the transactions amounted to R$183,476 (R$236, 913 at December 31, 2019).

(xiv) In December 2020, the Company entered into an amendment to the agreement governing the supply of natural gas by Bahiagás to Braskem, via local gas pipeline. In October 2014, Braskem and Bahiagás executed a natural gas supply agreement, effective until December 2017. This agreement is being extended via annual amendments, with the current amendment effective until December 2021, and estimated amount of R$482,400. In the fiscal year, the transactions amounted to R$592,013 (R$901,574 at December 31, 2019).

(xv) In December 2020, the Company entered into an agreement with Transpetro involving the provision of logistics services for the water terminals (management and operation) of the port terminals TERG (Rio Grande) and TESC (Santa Clara). This agreement is effective from January 4, 2021 to December 31, 2024. The estimated maximum amount is R$28,878.

(xvi) Loan payable to the non-controlling shareholders of Braskem Idesa, with maturity in December 2029 and interest of 7% per annum. These funds were used by Braskem Idesa to finance its construction project.

(d) Accounts payable to related companies

						Parent company
	Balance at December 31, 2018	Obtained	Payments	Interest, changes monetary and foreign exchange, net	Transferences	Balance at December 31, 2019
Current						
Export prepayment	704,873		(2,653,026)	2,791,824	250,073	1,093,744
Credit notes	43,505	176,565	(112,767)	(64)		107,239
Total	**748,378**	**176,565**	**(2,765,793)**	**2,791,760**	**250,073**	**1,200,983**
Non-current						
Export prepayment	22,998,330	5,317,357		6,703,998	(250,073)	34,769,612
Total	**22,998,330**	**5,317,357**		**6,703,998**	**(250,073)**	**34,769,612**
Total	**23,746,708**	**5,493,922**	**(2,765,793)**	**9,495,758**		**35,970,595**

All amounts in thousands, except as otherwise stated

(e) Key management personnel compensation

The expenses related to the remuneration of key management personnel, including the Board of Directors, the Fiscal Council, and the Statutory Executive Board, recorded in the profit or loss for the year, are shown as follows:

		Consolidated
Statement of profit or loss transactions	2020	2019
Remuneration		
Short-term benefits	74,943	70,366
Post-employment benefit	961	1,104
Long term incentive plan	7,456	14,724
Total	**83,360**	**86,194**

Compensation of the Company's key management personnel includes salaries, non-cash benefits and contributions to a post-employment defined benefit plan (see Note 27).

10 Taxes recoverable

			Consolidated		Parent Company
		2020	2019	2020	2019
Parent Company and subsidiaries in Brazil					
IPI		1,435	477	1,435	477
Value-added tax on sales and services (ICMS) - normal operations	(a)	293,193	255,945	292,431	254,949
ICMS - credits from PP&E		163,847	166,824	163,678	166,655
Social integration program (PIS) and social contribution on revenue (COFINS) - normal operations		199	45,604		45,405
PIS and COFINS - credits from PP&E		353,928	316,973	353,928	316,973
REINTEGRA program	(b)	16,799	19,848	16,799	19,848
Federal tax credits	(c)	1,109,122	2,459,293	1,109,122	2,459,293
Other		40,234	5,434	24,772	4,716
Foreign subsidiaries					
Value-added tax ("IVA")		277,175	217,630		
Other		9,470	7,701		
Total		**2,265,402**	**3,495,729**	**1,962,165**	**3,268,316**
Current assets		1,192,665	1,238,011	1,148,263	1,010,833
Non-current assets		1,072,737	2,257,718	813,902	2,257,483
Total		**2,265,402**	**3,495,729**	**1,962,165**	**3,268,316**

(a) ICMS – normal operations

Accumulated ICMS credits over the past few years arise mainly from interstate acquisitions of electric power with tax payment by tax substitution and domestic sales subject to deferred taxation.

The Management of the Company has been prioritizing a series of actions to maximize the use of these credits and currently does not expect losses on the realization of cumulative balances.

All amounts in thousands, except as otherwise stated

(b) REINTEGRA Program

The REINTEGRA program aims to refund to exporters the federal taxes levied on the production chain for goods sold abroad.

Such credits may be realized in two ways: (i) by offsetting own debits overdue or undue related to taxes levied by the Federal Revenue Service; or (ii) by a cash reimbursement.

At the year ended December 31, 2020, the Company recognized credits in the amount of R$7,494 (R$9,157 in 2019) and offset the amount of R$9,959 (R$9,532 in 2019). In the Statement of profit or loss, credits were recognized in the item "Cost of Products Sold."

(c) Federal tax credits

The main tax credit refers to the exclusion of ICMS from the PIS/COFINS calculation basis. During 2020, the final and unappealable decisions of proceeding filed by Braskem and other proceedings, originally filed by merged companies, were certified. The oldest period retroactive to 1991.

The effects of these decisions were assessed by the Company and, during 2020, a total of R$438,044 (R$2,048,782 in 2019) was recognized related to PIS and COFINS taxes overpaid, with R$310,557 recorded under "Other operating income (expenses)" (R$1,904,206 in 2019) and R$127,488 under "Financial income" (R$207,582 in 2019).

The balance on December 31, 2020 is R$1,002,605, recorded under current assets.

The Company has other lawsuits related to other acquired companies discussing the same tax matter, for which there was no final judgment (Note 24.4(ii)).

All amounts in thousands, except as otherwise stated

11 Investments

(a) Information on investments

		Interest in total and voting capital (%)	Adjusted net profit (loss) for the year		Adjusted equity	
		Direct and indirect	2020	2019	2020	2019
Subsidiaries						
BM Insurance		100.00	(467)	5,929	9,170	6,977
Braskem Alemanha		100.00	1,118,450	709,017	7,558,684	6,816,550
Braskem America		100.00	1,276,093	629,772	7,054,472	6,497,414
Braskem America Finance		100.00	1,683	1,240	(3,114)	(3,674)
Braskem Argentina		100.00	63,844	26,842	79,809	21,285
Braskem Chile		100.00	11,950	5,549	48,281	25,731
Braskem Holanda		100.00	(1,450,812)	2,311,663	12,102,760	10,750,359
Braskem Holanda Finance		100.00	18,926	9,023	15,734	(1,656)
Braskem Holanda Inc		100.00	(1,435)	1,017	11,072	9,657
Braskem Finance		100.00	(195,575)	(276,116)	(570,606)	(375,031)
Braskem Idesa		75.00	(1,343,365)	(448,859)	(7,044,352)	(4,110,619)
Braskem Idesa Serviços		75.00	1,357	7,227	41,180	34,372
Braskem Inc.		100.00	94,165	(3,807)	16,081	193,333
Braskem Índia		100.00	(964)		1,520	
Braskem México		100.00	28,401	603	335,253	241,395
Braskem México Sofom		100.00	6,034	(20,659)	55,917	35,640
Braskem México Serviços		100.00	(1)	(70)	49	41
Cetrel		63.70	33,757	35,291	266,852	239,820
DAC		63.70	30,348	28,185	126,529	102,790
Lantana		100.00	(314)	(42)	(1,396)	(1,082)
Jointly-controlled investment						
RPR	(i)	33.20	(63,525)	29,687	32,217	93,025
Associate						
Borealis	(ii)	20.00	6,019	17,622	161,363	164,086

(i) RPR – its main activities are the refine, processing and sale and import of oil, its byproducts and correlated products.
(ii) Borealis – its main activities are the production and commercialization of petrochemical byproducts and correlated products.

All amounts in thousands, except as otherwise stated

(b) Changes in investments – Parent Company

	Balance at 2019	Capital increase (decrease)	Dividends and interest on equity	Equity in results of investees: Effect of results	Equity in results of investees: Elimination of profit in inventories	Equity valuation adjustments	Currency translation adjustments	Balance at 2020
Subsidiaries and jointly-controlled investment								
Domestic								
Cetrel	152,758		(4,298)	21,523		(6)		169,977
RPR	30,888		(164)	(21,093)		1,067		10,698
	183,646		**(4,462)**	**430**		**1,061**		**180,675**
Foreign subsidiaries								
BM Insurance	6,977			(467)			2,660	9,170
Braskem Alemanha	386,006		(140,366)	63,308		(795)	119,921	428,074
Braskem Argentina	21,283			63,844	(4,588)	8,077	(13,395)	75,221
Braskem Chile	25,730			11,950	(1,085)		10,602	47,197
Braskem Holanda	10,672,434			(1,450,812)	4,442,200	(16,221)	2,868,882	16,516,483
Braskem Inc.	193,332	(271,417)		94,165				16,080
Braskem México	241,397			28,401			65,456	335,254
	11,547,159	**(271,417)**	**(140,366)**	**(1,189,611)**	**4,436,527**	**(8,939)**	**3,054,126**	**17,427,479**
	11,730,805	**(271,417)**	**(144,828)**	**(1,189,181)**	**4,436,527**	**(7,878)**	**3,054,126**	**17,608,154**
Associate	32,817		(1,748)	1,203				32,272
Total	**11,763,622**	**(271,417)**	**(146,576)**	**(1,187,978)**	**4,436,527**	**(7,878)**	**3,054,126**	**17,640,426**

(c) Equity accounting results

	Parent company 2020	Parent company 2019
Equity in results of subsidiaries, associate and jointly-controlled	3,248,549	2,451,115
Reversal (provision) for losses on subsidiaries	(195,877)	(276,156)
Dividends received / other	319	6
	3,052,991	**2,174,965**

(d) Impact on the consolidation of Braskem Idesa

In compliance with IFRS 12 and CPC 45, the Company is presenting the financial information of the subsidiary in which the non-controlling shareholder holds interest, and the material effects on the Company's consolidated information.

In light of the allegations of undue payments related to the Ethylene XXI project, which were originally published in the media in Mexico and were included in the testimony by the former CEO of PEMEX to the Office of the Attorney General of Mexico ("Allegations"), Braskem S.A., together with Braskem Idesa, in compliance with the standards established by Braskem's Global Compliance System Policy and Braskem Idesa's governance guidelines, approved the hiring of an U.S. law firm with proven experience in similar cases to conduct an independent internal investigation of the Allegations ("Investigation").

The investigation is ongoing. At the moment, the Company cannot estimate the conclusion date of it, nor the outcome or impacts, if any, on the financial statements. No issues that could impact or require additional disclosures to the financial statements were identified so far. If the Investigation finds evidence to support any of the Allegations, such findings could affect the Company's business, reputation, financial condition, controls, and operating results, as well as the liquidity and price of the securities issued by it.

All amounts in thousands, except as otherwise stated

Balance sheet	Consolidated Braskem without the effect of Braskem Idesa consolidated			Braskem Idesa consolidated (i)			Eliminations		Consolidated	
	2020	2019		2020	2019		2020	2019	2020	2019
Assets										
Curent										
Cash and cash equivalents	12,958,419	5,786,645		904,433	1,017,235				13,862,852	6,803,880
Financial investments	3,627,227	1,687,504							3,627,227	1,687,504
Trade accounts receivable	4,386,825	1,973,414		577,530	331,838		(232,376)	(19,502)	4,731,979	2,285,750
Inventories	7,876,485	7,028,641		507,165	596,443				8,383,650	7,625,084
Taxes recoverable	1,144,355	1,084,055		48,310	153,956				1,192,665	1,238,011
Income tax and social contribution	1,547,916	439,933							1,547,916	439,933
Derivatives	33,769	4,712							33,769	4,712
Judicial deposits		2,571,683								2,571,683
Other receivables	688,944	393,593		121,242	339,404				810,186	732,997
	32,263,940	**20,970,180**		**2,158,680**	**2,438,876**		**(232,376)**	**(19,502)**	**34,190,244**	**23,389,554**
Non-current										
Financial investments	15,564	9,708							15,564	9,708
Taxes recoverable	847,399	2,257,652		225,338	66				1,072,737	2,257,718
Income tax and social contribution	72,267	239,847							72,267	239,847
Deferred tax	6,658,276	1,713,837		1,871,696	948,759				8,529,972	2,662,596
Related parties	9,122,666	6,729,486				(ii)	(9,122,666)	(6,729,486)		
Derivatives	34,091	17,877							34,091	17,877
Judicial deposits	196,911	1,508,880							196,911	1,508,880
Other receivables	251,398	295,586		17,347	505				268,745	296,091
Investments	43,153	63,843							43,153	63,843
Property, plant and equipment	22,295,803	20,488,870		14,436,012	12,537,615	(iii)	(802,666)	(711,304)	35,929,149	32,315,181
Intangible	2,568,869	2,568,347		259,822	193,741				2,828,691	2,762,088
Right of use of assets	2,509,484	2,309,506		392,911	296,148				2,902,395	2,605,654
	44,615,881	**38,203,439**		**17,203,126**	**13,976,834**		**(9,925,332)**	**(7,440,790)**	**51,893,675**	**44,739,483**
Total assets	**76,879,821**	**59,173,619**		**19,361,806**	**16,415,710**		**(10,157,708)**	**(7,460,292)**	**86,083,919**	**68,129,037**
Liabilities and shareholders' equity										
Current										
Trade payables	9,753,762	8,903,168		424,929	233,323		(232,376)	(19,502)	9,946,315	9,116,989
Borrowings	1,318,931	774,924							1,318,931	774,924
Debentures	54,436	46,666							54,436	46,666
Braskem Idesa Borrowings				7,660,128	744,408				7,660,128	744,408
Payroll and related charges	776,134	598,147		38,432	25,576				814,566	623,723
Taxes payable	927,039	306,453		25,650	16,433				952,689	322,886
Income tax and social contribution	284,129	34,856							284,129	34,856
Lease	821,695	619,217		73,414	57,074				895,109	676,291
Provision - geological event in Alagoas	4,349,931	1,450,476							4,349,931	1,450,476
Other financial liabilities		516,933								516,933
Other payables	1,947,569	1,798,865		163,371	109,143				2,110,940	1,908,008
	20,233,626	**15,049,705**		**8,385,924**	**1,185,957**		**(232,376)**	**(19,502)**	**28,387,174**	**16,216,160**
Non-current										
Loan agreements	40,413,192	28,242,052							40,413,192	28,242,052
Braskem Idesa Borrowings				4,399,110	9,237,318				4,399,110	9,237,318
Debentures	181,679	227,901							181,679	227,901
Accounts payable to related parties				9,140,064	6,714,236	(ii)	(9,140,064)	(6,714,236)		
Loan to non-controlling shareholders of Braskem Idesa			(v)	3,222,493	2,395,887				3,222,493	2,395,887
Income tax and social contribution	576,174								576,174	
Deferred income tax and social contribution	1,234,398	273,036							1,234,398	273,036
Provision for losses on subsidiaries	5,283,264	3,082,173				(iv)	(5,283,264)	(3,082,173)		
Lease	1,962,235	1,767,314		350,542	233,291				2,312,777	2,000,605
Provision - geological event in Alagoas	4,825,846	1,932,591							4,825,846	1,932,591
Other payables	4,274,837	3,625,695		122,757	33,086				4,397,594	3,658,781
	58,751,625	**39,150,762**		**17,234,966**	**18,613,818**		**(14,423,328)**	**(9,796,409)**	**61,563,263**	**47,968,171**
Shareholders' equity										
Attributable to the Company's shareholders	(2,202,306)	4,886,089		(6,259,084)	(3,384,065)		6,259,084	3,383,274	(2,202,306)	4,885,298
Non-controlling interest in subsidiaries	96,876	87,063					(1,761,088)	(1,027,655)	(1,664,212)	(940,592)
	(2,105,430)	**4,973,152**		**(6,259,084)**	**(3,384,065)**		**4,497,996**	**2,355,619**	**(3,866,518)**	**3,944,706**
Total liabilities and shareholders' equity (net capital deficiency)	**76,879,821**	**59,173,619**		**19,361,806**	**16,415,710**		**(10,157,708)**	**(7,460,292)**	**86,083,919**	**68,129,037**

(i) Consolidation of Braskem Idesa with its direct subsidiary Braskem Idesa Serviços.

(ii) Loan from Braskem Holanda as part of shareholders' contribution to the Braskem Idesa project.

(iii) Adjustment corresponding to the capitalization of a portion of financial charges of the abovementioned loan.

(iv) Provision recorded in the subsidiary Braskem Holanda for the negative shareholders' equity of Braskem Idesa.

(v) Loan payable, maturing December 2029 and 7% p.a., to the non-controlling shareholders of Braskem Idesa. These proceeds were used by Braskem Idesa to fund its construction project.

All amounts in thousands, except as otherwise stated

Statement of profit or loss

	Consolidated Braskem Ex consolidated Braskem Idesa		Braskem Idesa consolidated		Eliminations		Consolidated	
	2020	2019	2020	2019	2020	2019	2020	2019
Net revenue	**55,779,528**	**49,961,286**	**4,046,581**	**3,050,420**	**(1,282,615)**	**(688,181)**	**58,543,494**	**52,323,525**
Cost of products sold	(45,563,723)	(43,912,365)	(3,112,129)	(2,509,060)	1,344,438	741,922	(47,331,414)	(45,679,503)
	10,215,805	**6,048,921**	**934,452**	**541,360**	**61,823**	**53,741**	**11,212,080**	**6,644,022**
Income (expenses)								
Selling and distribution	(1,609,844)	(1,582,794)	(242,211)	(200,661)			(1,852,055)	(1,783,455)
(Loss) reversals for impairment of trade accounts receivable	(55,074)	(4,772)	(178)	(2,297)			(55,252)	(7,069)
General and administrative	(1,739,541)	(2,082,002)	(179,350)	(141,269)	144	(909)	(1,918,747)	(2,224,180)
Research and development	(250,648)	(247,730)					(250,648)	(247,730)
Results from equity investments	(1,026,922)	(326,427)			1,007,524	336,645	(19,398)	10,218
Other income	748,923	2,102,684	1,826	305,750			750,749	2,408,434
Other expenses	(7,573,874)	(4,876,326)	(364,747)	19,508			(7,938,621)	(4,856,818)
	(1,291,175)	**(968,446)**	**149,792**	**522,391**	**1,069,491**	**389,477**	**(71,892)**	**(56,578)**
Financial results								
Financial expenses	(3,851,233)	(2,999,111)	(1,505,628)	(1,205,412)	443,496	332,098	(4,913,365)	(3,872,425)
Financial income	1,032,530	1,135,118	11,150	47,534	(443,496)	(332,098)	600,184	850,554
Exchange rate variations, net	(4,823,269)	(1,768,850)	(482,125)	75,610	6,683	(31,280)	(5,298,711)	(1,724,520)
	(7,641,972)	**(3,632,843)**	**(1,976,603)**	**(1,082,268)**	**6,683**	**(31,280)**	**(9,611,892)**	**(4,746,391)**
Loss before income tax and social contribution	**(8,933,147)**	**(4,601,289)**	**(1,826,811)**	**(559,877)**	**1,076,174**	**358,197**	**(9,683,784)**	**(4,802,969)**
IR and CSL - current and deferred	2,253,684	1,816,533	414,794	89,463			2,668,478	1,905,996
	2,253,684	**1,816,533**	**414,794**	**89,463**			**2,668,478**	**1,905,996**
Loss for the year	**(6,679,463)**	**(2,784,756)**	**(1,412,017)**	**(470,414)**	**1,076,174**	**358,197**	**(7,015,306)**	**(2,896,973)**

All amounts in thousands, except as otherwise stated

Statement of cash flows	Consolidated Braskem Ex consolidated Braskem Idesa		Braskem Idesa consolidated		Eliminations		Consolidated	
	2020	2019	2020	2019	2020	2019	2020	2019
Loss before income tax and social contribution	(8,933,147)	(4,601,289)	(1,826,811)	(559,877)	1,076,174	358,197	(9,683,784)	(4,802,969)
Adjustments for reconciliation of profit (loss)								
Depreciation and amortization	2,995,609	2,732,181	1,114,439	952,916	(61,967)	(52,832)	4,048,081	3,632,265
Results from equity investments	1,026,922	326,427			(1,007,524)	(336,645)	19,398	(10,218)
Interest and monetary and exchange variations, net	8,541,980	3,040,627	1,921,975	1,062,843	(6,683)	31,280	10,457,272	4,134,750
Reversal of provisions	336,838	120,823					336,838	120,823
Provisions - Leniency agreement		409,877						409,877
Provision - geological event in Alagoas	6,901,828	3,383,067					6,901,828	3,383,067
PIS and COFINS credits - exclusion of ICMS from the calculation basis	(310,557)	(1,904,206)					(310,557)	(1,904,206)
Loss (reversals) for impairment of trade accounts receivable	55,252	7,069					55,252	7,069
Provision for losses and write-offs of long-lived assets	8,794	224,825		379			8,794	225,204
	10,623,519	**3,739,401**	**1,209,603**	**1,456,261**			**11,833,122**	**5,195,662**
Changes in operating working capital								
Other financial assets	3,746,107	(3,680,460)					3,746,107	(3,680,460)
Financial investments	(1,860,827)	797,445					(1,860,827)	797,445
Trade accounts receivable	(2,247,729)	677,176	(152,971)	325,820	212,874	(107,950)	(2,187,826)	895,046
Inventories	(309,492)	825,236	56,958	42,581			(252,534)	867,817
Taxes recoverable	1,584,911	1,216,225	(52,357)	(20,798)			1,532,554	1,195,427
Prepaid expenses	(172,027)	85,549	465,812	117,183			293,785	202,732
Other receivables	44,513	(242,727)	352,590	(30,938)			397,103	(273,665)
Trade payables	(2,926,585)	330,633	137,895	(156,138)	(212,874)	107,950	(3,001,564)	282,445
Taxes payable	965,191	(485,309)	(515,430)	(84,484)			449,761	(569,793)
Advances from customers	224,764	176,189	(25,776)	21,776			198,988	197,965
Leniency agreement	(349,842)	(341,605)					(349,842)	(341,605)
Sundry provisions	(158,915)	(226,519)	13,560	10,971			(145,355)	(215,548)
Other payables	(1,399,928)	348,916	33,810	13,287			(1,366,118)	362,203
Cash generated from operations	**7,763,660**	**3,220,150**	**1,523,694**	**1,695,521**			**9,287,354**	**4,915,671**
Interest paid	(1,946,931)	(1,576,526)	(789,890)	(661,919)			(2,736,821)	(2,238,445)
Income tax and social contribution paid	(252,479)	(403,614)	(5,063)	(8,337)			(257,542)	(411,951)
Net cash generated by operating activities	**5,564,250**	**1,240,010**	**728,741**	**1,025,265**			**6,292,991**	**2,265,275**
Proceeds from the sale of fixed assets and intangible assets	33,140	12,590					33,140	12,590
Dividends received	4,822	3,513					4,822	3,513
Acquisitions to property, plant and equipment and intangible assets	(2,653,009)	(2,578,558)	(106,780)	(103,964)			(2,759,789)	(2,682,522)
Net cash used in investing activities	**(2,615,047)**	**(2,562,455)**	**(106,780)**	**(103,964)**			**(2,721,827)**	**(2,666,419)**
Short-term and long-term debt								
Acquired	13,049,459	20,586,103					13,049,459	20,586,103
Payments	(8,734,505)	(17,425,409)					(8,734,505)	(17,425,409)
Braskem Idesa borrowings								
Acquired				3,497,622				3,497,622
Payments			(905,210)	(4,398,453)			(905,210)	(4,398,453)
Loan to non-controlling shareholders of Braskem Idesa - payment			(37,618)				(37,618)	
Lease	(610,392)	(407,320)	(51,676)	(46,870)			(662,068)	(454,190)
Dividends paid	(2,380)	(668,904)					(2,380)	(668,904)
Other financial liabilities	(534,456)	499,999					(534,456)	499,999
Cash generated (used) in financing activities	**3,167,726**	**2,584,469**	**(994,504)**	**(947,701)**			**2,173,222**	**1,636,768**
Exchange variation on cash of foreign subsidiaries	1,054,845	(59,659)	259,741	80,278			1,314,586	20,619
Increase in cash and cash equivalents	**7,171,774**	**1,202,365**	**(112,802)**	**53,878**			**7,058,972**	**1,256,243**
Represented by								
Cash and cash equivalents at the beginning for the year	5,786,645	4,584,280	1,017,235	963,357			6,803,880	5,547,637
Cash and cash equivalents at the end for the year	12,958,419	5,786,645	904,433	1,017,235			13,862,852	6,803,880
Increase in cash and cash equivalents	**7,171,774**	**1,202,365**	**(112,802)**	**53,878**			**7,058,972**	**1,256,243**

All amounts in thousands, except as otherwise stated

12 Property, plant and equipment

(a) Reconciliation of carrying amount

						Consolidated
	Land	Buildings and Improvements	Machinery, Equipment and Facilities	Projects and Stoppage in Progress (i)	Other	Total
Cost	602,299	6,676,549	43,024,738	5,102,393	1,784,807	57,190,786
Accumulated depreciation and amortization		(2,026,559)	(22,238,530)		(1,165,807)	(25,430,896)
Balance as of December 31, 2018	**602,299**	**4,649,990**	**20,786,208**	**5,102,393**	**619,000**	**31,759,890**
Acquisitions		1,280	61,213	2,658,070	3,701	2,724,264
Capitalized financial charges				198,201		198,201
Foreign currency translation adjustment	11,508	289,118	675,400	105,701	3,536	1,085,263
Cost	11,508	366,939	860,672	105,701	10,109	1,354,929
Depreciation		(77,821)	(185,272)		(6,573)	(269,666)
Transfers by concluded projects		21,382	884,606	(993,024)	87,036	
Transfers to inventory				(47,696)	(2,866)	(50,562)
Transfers to intangible				(6,433)		(6,433)
Disposals		(634)	(223,514)	(7,739)	(3,659)	(235,546)
Cost		(1,178)	(392,033)	(7,739)	(31,264)	(432,214)
Depreciation		544	168,519		27,605	196,668
Depreciation and amortization		(388,869)	(2,534,637)		(138,395)	(3,061,901)
Transfers to right of use of assets					(97,995)	(97,995)
Cost					(125,497)	(125,497)
Depreciation					27,502	27,502
Net book value	613,807	4,939,108	21,461,608	5,208,094	622,536	32,845,153
Cost	613,807	7,064,972	44,439,196	7,009,473	1,726,026	60,853,474
Accumulated depreciation		(2,492,705)	(24,789,920)		(1,255,668)	(28,538,293)
Balance as of December 31, 2019	**613,807**	**4,572,267**	**19,649,276**	**7,009,473**	**470,358**	**32,315,181**
Acquisitions		590	60,130	2,609,565	4,030	2,674,315
Capitalized financial charges				252,427		252,427
Foreign currency translation adjustment	69,244	818,725	1,984,408	1,136,671	27,937	4,036,985
Cost	69,244	1,132,817	2,982,072	1,136,671	74,856	5,395,660
Depreciation		(314,092)	(997,664)		(46,919)	(1,358,675)
Transfers by concluded projects		105,702	6,248,845	(6,542,755)	188,208	
Transfers to inventory				(53,903)	76,709	22,806
Transfers to intangible				(22,373)	(18,619)	(40,992)
Cost				(22,373)	(18,587)	(40,960)
Depreciation					(32)	(32)
Disposals	(20)	(2,358)	(22,652)		(1,945)	(26,975)
Cost	(20)	(22,657)	(328,411)		(12,576)	(363,664)
Depreciation		20,299	305,759		10,631	336,689
Depreciation		(372,687)	(2,787,042)		(144,869)	(3,304,598)
Net book value	69,224	549,972	5,483,689	(2,566,465)	54,742	35,929,149
Cost	683,031	8,281,424	53,401,832	4,389,105	2,038,666	68,794,058
Accumulated depreciation		(3,159,185)	(28,268,867)		(1,436,857)	(32,864,909)
Balance as of December 31, 2020	**683,031**	**5,122,239**	**25,132,965**	**4,389,105**	**601,809**	**35,929,149**

(i) On December 31, 2020, the main amounts recorded under this item corresponded to expenses with scheduled maintenance shutdowns in Brazil and at overseas plants that are either in the preparation phase or ongoing in the amount of R$924,747 (R$1,400,667 in 2019), capitalized financial charges in the amount of R$233,963 (R$419,244 in 2019), inventories of spare parts in the amount of R$405,497 (R$430,418 in 2019), strategic projects ongoing in Brazil in the amount of R$256,873 (R$98,879 in 2019) and in Braskem America in the amount of R$313,080 (R$2,611,034 in 2019). The remainder corresponds mainly to various projects for maintaining the production capacity of plants.

All amounts in thousands, except as otherwise stated

						Parent Company
	Land	Buildings and Improvements	Machinery, Equipment and Facilities	Projects and Stoppage in Progress	Other	Total
Cost	356,778	1,930,346	30,846,746	3,002,711	1,184,087	37,320,668
Accumulated depreciation and amortization		(1,131,101)	(19,383,653)		(855,580)	(21,370,334)
Balance as of December 31, 2018	**356,778**	**799,245**	**11,463,093**	**3,002,711**	**328,507**	**15,950,334**
Acquisitions		1,058	40,297	1,494,341	297	1,535,993
Capitalized financial charges				72,972		72,972
Transfers by concluded projects		3,748	693,219	(765,420)	68,453	
Transfers to inventory				(47,694)	(2,866)	(50,560)
Transfers to intangible				4,585		4,585
Disposals		(634)	(221,549)	(839)	(2)	(223,024)
Cost		(1,170)	(389,486)	(839)	(3,558)	(395,053)
Depreciation		536	167,937		3,556	172,029
Depreciation		(61,567)	(1,782,127)		(102,146)	(1,945,840)
Transfers to right of use of assets					(2,303)	(2,303)
Cost					(3,007)	(3,007)
Depreciation					704	704
Net book value	356,778	741,850	10,192,933	3,808,350	292,806	15,392,717
Cost	356,778	1,933,982	31,190,776	3,760,656	1,243,406	38,485,598
Accumulated depreciation		(1,192,132)	(20,997,843)		(953,466)	(23,143,441)
Balance as of December 31, 2019	**356,778**	**741,850**	**10,192,933**	**3,760,656**	**289,940**	**15,342,157**
Acquisitions		300	45,548	1,363,127	55	1,409,030
Capitalized financial charges				93,114		93,114
Transfers by concluded projects		22,064	1,782,761	(1,956,477)	151,652	
Transfers to inventory				(54,832)		(54,832)
Transfers to intangible				10,085	(18,620)	(8,535)
Disposals	(20)		(15,048)		(4)	(15,072)
Cost	(20)	(20,299)	(318,409)		(9,490)	(348,218)
Depreciation		20,299	303,361		9,486	333,146
Depreciation		(62,248)	(1,821,718)		(99,425)	(1,983,391)
Transfers to right of use of assets						
Depreciation						
Net book value	356,758	701,966	10,184,476	3,215,673	323,598	14,782,471
Cost	356,758	1,936,047	32,700,676	3,215,673	1,367,034	39,576,188
Accumulated depreciation		(1,234,081)	(22,516,200)		(1,043,436)	(24,793,717)
Balance as of December 31, 2020	**356,758**	**701,966**	**10,184,476**	**3,215,673**	**323,598**	**14,782,471**

Items of property, plant and equipment are measured at cost, which includes capitalized borrowing costs, less accumulated depreciation and any accumulated impairment losses. The machinery, equipment and facilities require inspections, replacement of components and maintenance in regular intervals. The Company makes shutdowns in regular intervals that vary from two to six years to perform these activities. These shutdowns can involve the plant as a whole, a part of it, or only relevant pieces of equipment, such as industrial boilers, turbines and tanks. Shutdowns that take place every six years, for example, are usually made to maintain industrial plants as a whole. Expenses with each scheduled shutdown are included in property, plant and equipment items that were the stoppage's subject matter and are fully depreciated until the beginning of the following related stoppage. The expenditures with personnel, the consumption of small materials, maintenance and the related services from third parties are recorded, when incurred, as production costs.

Property, plant and equipment items are depreciated on a straight-line basis (see note 3.1(a) for judgments on the useful life of assets). Projects in progress are not depreciated. Depreciation begins when the assets are available for use.

All amounts in thousands, except as otherwise stated

Borrowing cosrs are capitalized into ongoing projects, using: (i) the average rate of the financings; and (ii) the exchange variation portion that corresponds to any positive difference between the average rate of financing in the domestic market and the rate cited in item (i).

In 2020, the capitalized charges amounted to R$252,427 (R$198,201 in 2019). The average rate of these charges in the year was 7.85% p.a. (6.47% p.a. in 2019).

At December 31, 2020, the acquisition of property, plant and equipment with payment installments is R$160,877 (R$103,315 in 2019) in the Consolidated and R$ 122,508 (R$23,566 in 2019) in the Parent Company.

(b) Property, plant and equipment by country

	2020	2019
Brazil	15,105,253	15,682,081
Mexico	13,632,787	11,826,309
United States of America	6,823,655	4,545,974
Germany	363,975	258,291
Other	3,479	2,526
	35,929,149	**32,315,181**

(c) Impairment loss

Based on the analysis cited in Note 3.2.3(a), the Management of Braskem believes that the plants will operate at their full capacity, or close to it, within the projected period. The prices of products manufactured by the Company are quoted in international markets, in the short or medium term, and adjust to the prices of raw materials to preserve the business's historical margins.

There were no indicators that the carrying amount exceeded its recoverable amount on December 31, 2020 and 2019.

All amounts in thousands, except as otherwise stated

13 Intangible assets

	Note	Goodwill	Brands and Patents	Software licenses	Customers and Suppliers Agreements	Total
						Consolidated
Cost		3,187,678	437,384	799,960	392,180	4,817,202
Accumulated amortization		(1,128,804)	(191,087)	(565,828)	(190,501)	(2,076,220)
Balance as of December 31, 2018		**2,058,874**	**246,297**	**234,132**	**201,679**	**2,740,982**
Acquisitions			112	61,414		61,526
Foreign currency translation adjustment			12,957	2,704		15,661
Cost			13,919	6,356		20,275
Amortization			(962)	(3,652)		(4,614)
Transfers from projects and stoppage in progress				6,433		6,433
Amortization			(7,751)	(32,747)	(22,016)	(62,514)
Net book value		2,058,874	251,615	271,936	179,663	2,762,088
Cost		3,187,678	451,415	874,159	392,180	4,905,432
Accumulated amortization		(1,128,804)	(199,800)	(602,223)	(212,517)	(2,143,344)
Balance as of December 31, 2019		**2,058,874**	**251,615**	**271,936**	**179,663**	**2,762,088**
Acquisitions			1,789	38,660	66	40,515
Foreign currency translation adjustment			38,409	21,531		59,940
Cost			46,311	56,422		102,733
Amortization			(7,902)	(34,891)		(42,793)
Transfers from property, plant and equipment projects and stoppage in progress				40,992		40,992
Amortization			(6,753)	(46,075)	(22,016)	(74,844)
Net book value		2,058,874	285,060	327,044	157,713	2,828,691
Cost		3,187,678	499,515	1,010,201	392,246	5,089,640
Accumulated amortization		(1,128,804)	(214,455)	(683,157)	(234,533)	(2,260,949)
Balance as of December 31, 2020		**2,058,874**	**285,060**	**327,044**	**157,713**	**2,828,691**
Average annual rates of amortization			**2.96%**	**14.50%**	**6.01%**	

All amounts in thousands, except as otherwise stated

						Parent Company
	Note	Goodwill	Brands and Patents	Software licenses	Customers and Suppliers Agreements	Total
Cost		3,187,678	251,118	634,284	392,181	4,465,261
Accumulated amortization		(1,128,805)	(168,324)	(467,853)	(190,501)	(1,955,483)
Balance as of December 31, 2018		**2,058,873**	**82,794**	**166,431**	**201,680**	**2,509,778**
Acquisitions				60,550		60,550
Transfers from property, plant and equipment projects and stoppage in progress				(4,585)		(4,585)
Amortization			(4,962)	(17,585)	(22,016)	(44,563)
Net book value		2,058,873	77,832	204,811	179,664	2,521,180
Cost		3,187,678	251,118	690,249	392,181	4,521,226
Accumulated amortization		(1,128,805)	(173,286)	(485,438)	(212,517)	(2,000,046)
Balance as of December 31, 2019		**2,058,873**	**77,832**	**204,811**	**179,664**	**2,521,180**
Acquisitions				38,519		38,519
Transfers to property, plant and equipment projects and stoppage in progress				8,535		8,535
Amortization			(4,961)	(24,376)	(22,016)	(51,353)
Net book value		2,058,873	72,871	227,489	157,648	2,516,881
Cost		3,187,678	251,118	737,271	392,181	4,568,248
Accumulated amortization		(1,128,805)	(178,247)	(509,782)	(234,533)	(2,051,367)
Balance as of December 31, 2020		**2,058,873**	**72,871**	**227,489**	**157,648**	**2,516,881**
Average annual rates of amortization			**4.96%**	**17.36%**	**6.01%**	

The Company adopts the following accounting practice for each class of intangible assets:

(a) Goodwill

The existing goodwill was determined in accordance with the criteria established by the accounting practices adopted in Brazil before the adoption of the CPC and IASB pronouncements and represents the excess of the amount paid over the amount of equity of the companies acquired. Such goodwill was amortized until December 2008. From 2009 on, it has been subject to annual impairment tests.

In December 2020, Braskem performed an impairment test using the value in use method (discounted cash flow), as shown below:

	Allocated goodwill	Recoverable amount	Book value (i)	CF/Book value
CGU				
Northeastern petrochemical complex	475,780	14,846,391	3,540,498	4.2
Southern petrochemical complex	1,390,741	32,417,808	4,583,414	7.1
Vinyls	192,353	2,168,594	2,073,351	1.0

(i) The book value includes, in addition to goodwill, tangible and intangible assets with defined useful lives and the working capital.

The assumptions adopted to determine the discounted cash flow are described in Note 3.2.2(b). The WACC used was 9.99% p.a. The inflation rate considered for perpetuity was 2.76%.

All amounts in thousands, except as otherwise stated

Given the potential impact on cash flows of the "discount rate" and "perpetuity", Braskem conducted a sensitivity analysis based on changes in these variables, with cash flows shown in the table below:

	Consolidated	
	+0.5% on discount rate	**-0.5% on perpetuity**
CGU		
Northeastern petrochemical complex	13,745,276	14,209,808
Southern petrochemical complex	30,218,367	31,168,593
Vinyls	1,930,200	2,029,886

The main assumptions used for projecting cash flows are related to the projection of macroeconomic indicators, international prices, and global and local demand in the countries where Braskem has operational production plants.

Macroeconomic indicators are provided by a widely recognized consulting firm and include items such as: exchange, inflation, and interest rates, among others.

Prices for key petrochemical products are obtained from projections produced by specialized third party consulting firm, which are reviewed and supplemented based on Management´s experience. Also, final prices take into consideration meetings of specific internal committees and the knowledge of the Company's experts in preparing the benchmarks for each market. In most cases, for the projected period, the internally projected prices have gone through a new revision compared to those originally projected by international consulting firm.

Similar to prices, global demand is also contracted from a specific consulting firm. In the markets where the Company operates more directly, they consider additional variables for the local demand composition.

(b) Intangible assets with definite useful lives

(b.1) Brands and patents

The technologies acquired from third parties, including those acquired through business combination, are recorded at the cost of acquisition and/or fair value and other directly attributed costs, net of accumulated amortization and provision for impairment, when applicable. Technologies that have definite useful lives and are amortized using the straight-line method based on the term of the purchase agreement (between 10 and 20 years). Expenditures with research are accounted for in profit or loss as they are incurred, and development expenses are capitalized when projects are viable.

(b.2) Customer and suppliers agreements

Customer and suppliers agreements arising from a business combination were recognized at fair value at the respective acquisition dates. These customers and suppliers agreements have a definite useful life and are amortized using the straight-line method over the term of the respective purchase or sale agreement (between 14 and 28 years).

All amounts in thousands, except as otherwise stated

(b.3) Software licenses

All software booked has definite useful life estimated between 5 and 10 years and is amortized using the straight-line method. Costs associated with maintaining computer software programs are recognized in profit or loss as incurred.

(c) Intangible assets by country

	2020	2019
Brazil	2,517,470	2,521,941
Mexico	259,822	193,741
United States of America	25,156	24,313
Germany	26,211	22,077
Other	32	16
	2,828,691	**2,762,088**

14 Right-of-use assets and lease liability

The Company assesses whether a contract is or contains a lease based on the definition of a lease, according to IFRS 16 Leases. The Company leases various offices, railcars, vessels, pieces of equipment and vehicles. Such leases are negotiated individually and are subject to various terms and conditions.

As a lessee, the Company to determine the enforceable term of the lease, the management considers all facts and circumstances that create an economic incentive for exercising the option of extension or create economic disincentives for not exercising the option of early termination.

(a) Right-of-use assets

Leases are recognized as a right-of-use asset and a corresponding liability on the date on which the leased asset becomes available to the Company. For each right-of-use asset measured, an equivalent liability was recorded. The right-of-use asset is measured at the cost composed of:

- The amount initially measured of the lease liabilities;
- Any payment made up to the start of the lease, deducting any incentive received;
- Any initial direct cost; and
- Renovation costs.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment.

All amounts in thousands, except as otherwise stated

Changes in right-of-use assets:

						Consolidated
	Balance as of 31/12/2019	Acquisitions	Depreciation	Disposal	Foreign currency translation adjustment	Balance as of 31/12/2020
Buildings and constructions	212,170	65,176	(54,712)		37,262	259,896
Computer equipment and goods	12,523	9,341	(5,499)		334	16,699
Machinery and equipment	743,248	227,690	(198,441)	(25,801)	3,032	749,728
Ships	865,387	258,193	(286,905)	(12,687)	10,860	834,848
Rail cars	746,040	244,199	(180,146)		197,243	1,007,336
Vehicles	26,286	21,502	(14,473)		573	33,888
Total	**2,605,654**	**826,101**	**(740,176)**	**(38,488)**	**249,304**	**2,902,395**

								Consolidated
	Balance as of 31/12/2018	Transfers from property, plant and equipment	Initial addition on 01/01/2019	Acquisitions	Depreciation	Decrease	Foreign currency translation adjustment	Balance as of 31/12/2019
Buildings and constructions			207,524	153,771	(27,759)	(122,488)	1,122	212,170
Computer equipment and goods		2,726	4,932	6,179	(1,446)		132	12,523
Machinery and equipment		7,956	526,318	344,928	(136,615)		661	743,248
Ships			906,495	150,670	(191,778)			865,387
Rail cars		87,313	633,492	103,169	(132,728)		54,794	746,040
Vehicles			35,479	1,073	(10,493)		227	26,286
Total		**97,995**	**2,314,240**	**759,790**	**(500,819)**	**(122,488)**	**56,936**	**2,605,654**

						Parent company
	Balance as of 31/12/2019	Acquisitions	Depreciation	Disposal	Transfers	Balance as of 31/12/2020
Buildings and constructions	87,306	46,499	(34,131)		(5,794)	93,880
Computer equipment and goods	25,917	9,109	(5,167)		(14,757)	15,102
Machinery and equipment	710,718	227,238	(194,362)	(25,801)	20,551	738,344
Ships	714,717	171,392	(210,743)	(12,687)		662,679
Vehicles	23,219	17,040	(10,058)			30,201
Total	**1,561,877**	**471,278**	**(454,461)**	**(38,488)**		**1,540,206**

								Parent company
	Balance as of 31/12/2018	Transfers from property, plant and equipment	Initial addition on 01/01/2019	Acquisitions	Depreciation	Disposal	Foreign currency translation adjustment	Balance as of 31/12/2019
Buildings and constructions			166,819	54,318	(11,343)	(122,488)		87,306
Computer equipment and goods		2,303	3,781	20,953	(1,120)			25,917
Machinery and equipment			521,052	322,991	(133,325)			710,718
Ships			906,495		(191,778)			714,717
Vehicles			31,159	646	(8,586)			23,219
Total		**2,303**	**1,629,306**	**398,908**	**(346,152)**	**(122,488)**		**1,561,877**

The expense related to the low-value leases recognized in the 12-month period ended December 31, 2020 was R$981 in the Consolidated and R$447 in the Parent Company (R$1,070 in the Consolidated and R$537 in the Parent Company on December 31, 2019).

To optimize lease costs during the lease term, the Company must provide guaranteed residual amounts for the leased asset. For certain lease agreements for freight cars, which were classified until December 31, 2018 as financial leases, the Company guaranteed any difference between the flow of contractual payments and the fair value of these assets upon the end of the enforceable term, limited to R$62,256 (US$12,559) as of December 31, 2020 and R$50,662 (US$12,559) as of December 31, 2019.

(b) Lease liability

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease, or if that rate cannot be readily determined, the Company's incremental borrowing rate. The lease liability considers the net present value of the following lease payments:

- Fixed payments discounting any incentive received;
- Variable payments based on rates or indexes;
- Expected payables to the lessor referring to the guaranteed residual amount;
- Exercise price of a purchase option, if it is reasonably certain that lessee will exercise such option; and
- Payment of fines for termination of the lease if the contractual terms provide for lessee's exercise option.

The Company's incremental borrowing rate corresponds to the one the Company would have pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use in a similar economic environment. The weighted average incremental rate applied in 2020 was 6.06% p.a. in the Parent Company and 7.30% p.a. in the Consolidated (6.97% p.a in the Parent Company and 5.58% p.a in the Consolidated in 2019). The lease liability is measured at amortised cost using the effective interest method.

All amounts in thousands, except as otherwise stated

Reconciliation of lease liability carrying amount:

		2019
	Consolidated	Parent Company
Balance at December 31, 2018	**100,557**	**2,290**
Initial adoption IFRS 16	2,191,908	1,512,884
Balance at January 01, 2019	**2,292,465**	**1,515,174**
Acquired	911,619	544,822
Disposals	(122,488)	(122,488)
Interests and monetary and exchange variations, net	121,061	90,010
Currancy translation adjustments	56,805	
Payments	(454,190)	(310,902)
Interest paid	(128,376)	(94,838)
Balance at December 31, 2019	**2,676,896**	**1,621,778**
Current liability	676,291	447,106
Non-current liability	2,000,605	1,174,672
Total	**2,676,896**	**1,621,778**

		2020
	Consolidated	Parent Company
Balance at December 31, 2019	**2,676,896**	**1,621,778**
Acquired	826,101	471,278
Disposals	(38,488)	(38,488)
Interests and monetary and exchange variations, net	327,135	254,062
Currancy translation adjustments	267,493	
Payments	(662,068)	(404,962)
Interest paid	(189,183)	(121,288)
Balance at December 31, 2020	**3,207,886**	**1,782,380**
Current liability	895,109	540,715
Non-current liability	2,312,777	1,241,665
Total	**3,207,886**	**1,782,380**

The minimum annual commitments are shown below:

	2020
2021	870,587
2022	641,313
2023	494,331
2024	403,793
2025+	1,070,768
Total	**3,480,791**

The above table presents the amounts of obligations related to leasing agreements, which are not discounted and shown by maturity. The lease liability disclosed in the statement of financial position is measured at the fair value of these obligations.

All amounts in thousands, except as otherwise stated

(c) Extension Options

Some leases contain extension options exercisable by the Company. The extension options held are exercisable only by the Company and not by the lessors. The Company assesses at lease commencement date whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.

(d) Additional Information

The Company, in the measurement of its lease liability and right of use assets, considered the discount to present value of future installments, applying the nominal rate.

As required by Official CVM Letter 02/19, for additional disclosure purposes, the Company is required to evaluate the impact of the discount rate with the effect of inflation. The Company calculated the impacts considering the real rate for contracts that envisage inflation adjustments, only observed in the Parent Company.

The incremental (nominal) interest rate used by the Company corresponds to the future market quote obtained on B3 S.A. – Brasil, Bolsa, Balcão ("B3") – based on the DI rate (interest rate used for Interbank Certificates of Deposit – CDI) x Pre rate plus the credit spread published by the Brazilian Financial and Capital Markets Association ("ANBIMA"), for companies with a credit risk rating equal to that of Braskem (currently AAA by Fitch and S&P) less a two *notches* ("credit rating"), in accordance with the term of each agreement.

			Dec. 31, 2019
	Recorded	**CVM requirement**	**Variation**
Right-of-use assets	1,507,518	1,588,398	5.37%
Lease liability	(1,749,426)	(1,817,073)	3.87%
Depreciation	242,289	259,429	7.07%

(e) Non-cash transactions

The net effect of additions/acquired and disposals of leasing that not affect the cash flow in 2020, in compliance with IFRS 16 / CPC 6 (R2), are: R$787,613 in the Consolidated (R$580,055 in 2019) and R$432,790 in the Parent Company (R$369,843 in 2019).

All amounts in thousands, except as otherwise stated

(f) Uninititated lease arrangements

The Company is part of a lease arrangement uninititated at the year-end. The present value of the commitments corresponds to R$828 million.

15 Trade account payables

		Consolidated		Parent company	
	Note	2020	2019	2020	2019
Trade payables:					
Domestic market					
Third parties		531,636	1,006,391	515,769	978,995
Third parties (forfait)	(i)	785,555	74,685	785,555	74,685
Related parties	9	643,944	155,980	662,038	184,471
Foreign market	(ii)				
Third parties		8,023,032	7,964,536	399,666	402,527
Related parties	9			8,042,498	7,652,964
Present value adjustment - foreign market	(iii)	(30,619)	(80,766)	(37,223)	(81,935)
		9,953,548	**9,120,826**	**10,368,303**	**9,211,707**
Current liabilities		9,946,315	9,116,989	10,361,070	9,207,870
Non-current liabilities		7,233	3,837	7,233	3,837
Total		**9,953,548**	**9,120,826**	**10,368,303**	**9,211,707**

(i) The Company has payment agreements with financial institutions that allow certain suppliers to opt for granting their receivables from the Company upon accepting of financial institutions by acquiring or not the related receivables, without the Company's interference. The grant operation does not imply any change in the instruments issued by suppliers, with the same conditions of the original amount and the payment term maintained.

(ii) Considers R$4.7 billion (R$6.5 billion in 2019) in raw material purchases due in up to 360 days for which the Company provides letters of credit issued by financial institutions that indicate the suppliers as beneficiaries.

(iii) The rate for calculating the Present Value Adjustment (PVA) applied to the external market payments with terms equal to or longer than 90 days is calculated based on the average rate for lengthening the term of trade payables.

All amounts in thousands, except as otherwise stated

16 Borrowings

(a) Borrowings

	Annual financial charges	Consolidated 2020	2019
Foreign currency			
Bonds	Note 16 (b)	34,963,651	24,583,325
Export prepayment	Note 16 (c)	2,207,762	863,293
Investments	Note 16 (d)	996,531	751,376
Other	Note 16 (e)	2,755,200	1,952,667
Transactions costs		(688,814)	(499,194)
		40,234,330	27,651,467
Current liabilities		1,206,084	676,831
Non-current liabilities		39,028,246	26,974,636
Total		40,234,330	27,651,467
Local currency			
Export credit notes	100.00 of CDI + 0.70	402,739	405,642
Commercial notes	100.00 of CDI + 0.85	545,171	554,307
BNDES	4.00	1,538	19,998
BNDES	IPCA + 6.04	490,963	270,520
FINEP/FINISA	3.59	26,154	78,776
FINAME	TLP + 6.00		324
BNB-FNE (Fundo Constitucional de Financiamentos do Nordeste)	IPCA + interest between 2.39 and 2.78	5,639	5,582
Fundo de Desenvolvimento do Nordeste (FDNE)	6.50	27,196	32,152
Other	19.14		237
Transactions costs		(1,607)	(2,029)
		1,497,793	1,365,509
Current liabilities		112,847	98,093
Non-current liabilities		1,384,946	1,267,416
Total		1,497,793	1,365,509
Foreign currency and local currency			
Current liabilities		1,318,931	774,924
Non-current liabilities		40,413,192	28,242,052
Total		41,732,123	29,016,976

	Parent company 2020	2019
Foreign currency		
Current liabilities	63,711	50,511
Non-current liabilities	2,841,306	2,242,880
	2,905,017	2,293,391
Local currency		
Current liabilities	110,018	95,884
Non-current liabilities	1,378,733	1,259,028
	1,488,751	1,354,912
Foreign currency and local currency		
Current liabilities	173,729	146,395
Non-current liabilities	4,220,039	3,501,908
Total	4,393,768	3,648,303

All amounts in thousands, except as otherwise stated

(b) Bonds

Issue date		Issue amount US$	Outstanding amount US$	Maturity	Interest (% per year)	2020	2019
Oct-2010		450,000	250.000	no maturity date	7.38	1,299,175	1,025,428
Jul-2011		500,000	500.000	Jul-2041	7.13	2,679,603	2,078,372
Feb-2012		250,000	250.000	no maturity date	7.38	1,299,175	1,025,428
May-2012		500,000	286.267	May-2022	5.38	1,500,304	1,175,799
Jul-2012		250,000	250.000	Jul-2041	7.13	1,339,801	1,039,186
Feb-2014		500,000	500.000	Feb-2024	6.45	2,667,250	2,068,790
May-2014		250,000	250.000	Feb-2024	6.45	1,333,625	1,034,395
Oct-2017		500,000	195.760	Jan-2023	3.50	1,034,179	847,715
Oct-2017		1,250,000	1,250,000	Jan-2028	4.50	6,633,913	5,145,440
Nov-2019		1,500,000	1,500,000	Jan-2030	4.50	7,941,207	6,090,640
Nov-2019		750,000	750.000	Jan-2050	5.88	3,992,933	3,052,132
Jul-2020	(i)	600,000	600.000	Jan-2081	8.50	3,242,486	
Total		7,300,000	6,582,027			34,963,651	24,583,325

(i) Hybrid capital instrument issued considering the rating agencie methodologie that enabled Braskem to issue this bond with equity component of 50% (hybrid securitie) for calculating leverage purposes. This debt characteristic is exclusively for the purpose of risk assessment by the agencies as a way to reduce the impact on leverage calculation.

The Company and its subsidiaries may, from time to time, acquire in the secondary market bonds issued by the Company and/or its subsidiaries.

(c) Export pre-payment

Issue date	Initial amount of the transaction (US$ thousand)	Outstanding amount US$	Maturity	Charges (% per year)	Consolidated 2020	Consolidated 2019
Sep-2017	135,000	97,500	Mar-2027	US dollar exchange variation + semiannual Libor + 1.61	509,141	457,712
Oct-2019	100,000	100,000	Oct-2024	US dollar exchange variation + quarterly Libor + 1.75	521,469	405,581
Aug-2020	225,000	225,000	Feb-2031	US dollar exchange variation + semiannual Libor + 1.70	1,177,152	
Total	460,000	422,500			2,207,762	863,293

(d) Capital raised for construction of new plant in United States

The subsidiary Braskem America contracted a credit facility in the amount of up to US$225 million (R$1,1693.3 million) that is secured by Euler Hermes, a German export credit agency, which was used to finance a portion of the investment in the new PP plant located in La Porte, Texas. The funds will be released in accordance with the progress of the project's construction and the remaining funding is expected to occur in the first half of 2021.

Issue date		Initial amount of the transaction (US$)	Outstanding amount US$	Maturity	Charges (% per year)	Consolidated 2020	Consolidated 2019
July-2018	(i)	203,742	191,757	Dec-2028	Us dollar exchange variation + semianual Libor + 0.65	996,531	751,376
Total		203,742	191,757			996,531	751,376

(i) US$130,650 released in July 2018, US$13,677 in September 2018, US$13,823 in December 2018, US$7,688 in March 2019, US$6,231 in June 2019, US$4,549 in September 2019, US$2,780 in December 2019, US$4,158 in March 2020, US$5,738 in June 2020, US$5,068 in September 2020, US$2,380 in December 2020 and capitalized interest in the amount of US$7,000.

All amounts in thousands, except as otherwise stated

(e) Others

Identification	Issue date	Initial amount of the transaction (US$)	Outstanding amount US$	Maturity	Charges (% per year)	Consolidated 2020	2019
SACE	(i) Nov-2018	295,125	236,100	Nov-2028	Us dollar exchange variation + semianual Libor + 0.90	1,228,285	1,073,526
SACE	(i) Dec-2019	150,000	135,000	Dec-2029	Us dollar exchange variation + semianual Libor + 0.90	702,027	605,448
MONFORTE	(ii) Apr-2019	72,345	57,811	Apr-2026	Us dollar exchange variation + semianual Libor + 1.00	300,434	273,693
ING	(iii) Jan-2020	100,000	100,000	Jan-2025	Us dollar exchange variation + semianual Libor + 1.65	524,454	
	Total	617,470	528,911			2,755,200	1,952,667

(i) Credit facility contracted by the subsidiary Braskem Netherlands B.V. with guarantee from SACE, an Italian export credit agency.
(ii) Credit facility contracted by Braskem S.A. with a term of 7 years. To consummate this facility, certain assets of the Company's plants were pledged to the financial institution in amount higher than financing.
(iii) Credit facility contracted by the subsidiary Braskem Netherlands B.V. with a term of 5 years.

(f) Payment schedule

The maturity profile of the long-term amounts is as follows:

	Consolidated 2020	2019
2021		380,324
2022	2,086,460	1,549,976
2023	1,824,477	1,416,730
2024	5,653,432	4,418,409
2025	1,121,748	369,725
2026	580,062	350,320
2027	514,819	297,382
2028	6,986,264	5,314,976
2029	217,418	71,326
2030	7,951,181	6,068,078
2031 and thereafter	13,477,331	8,004,806
Total	**40,413,192**	**28,242,052**

(g) Guarantees

Braskem has given collaterals for part of its borrowings as follows:

Loans	Maturity	Total debt 2020	Total guaranteed	Guarantees
BNDES	Jan-2021	1,538	1,538	Mortgage of plants, land and property, pledge of machinery and equipment
FINEP	Jul-2024	22,736	22,736	Bank surety
FINISA	Dec-2023	3,418	3,418	Bank surety
BNB-FNE	Jun-2027	5,639	5,639	Bank surety and pledge of reserve liquidity fund.
Total		33,331	33,331	

Braskem S.A. has fully and unconditionally guaranteed the debt securities issued by Braskem Finance, Braskem America Finance and Braskem Netherlands Finance B.V., 100-percent-owned subsidiaries of Braskem. There are no significant restrictions on the ability of Braskem to obtain funds from these subsidiaries.

All amounts in thousands, except as otherwise stated

17 Braskem Idesa Financing

Identification	Principal amount US$	Balance 2020 US$	Maturity	Charges (% per year)	Consolidated 2020	2019
Project finance						
Project finance I	700,000	467,519	Feb-2027	Us dollar exchange variation + quarterly Libor + 3.25	2,444,515	2,149,002
Project finance II	210,000	131,591	Feb-2027	Us dollar exchange variation + 6.17	690,311	608,260
Project finance III	600,000	409,870	Feb-2029	Us dollar exchange variation + 4.33	2,145,326	1,849,896
Project finance IV	660,000	462,463	Feb-2029	Us dollar exchange variation + quarterly Libor + 3.88	2,419,920	2,078,545
Total under current liabilities	**2,170,000**	**1,471,443**			**7,700,072**	**6,685,703**
Bond	**900,000**	**900,000**	nov-2029	Us dollar exchange variation + 7.45	**4,729,587**	**3,640,381**
Transactions costs					(370,421)	(344,358)
Total					**12,059,238**	**9,981,726**
Current liabilities					7,660,128	744,408
Non-current liabilities					4,399,110	9,237,318
Total					**12,059,238**	**9,981,726**

(i) Partial prepayment of US$10,630.
(ii) Partial prepayment of US$9,111.
(iii) Partial prepayment of US$13,212.

In line with the Company's Financial Policy, the investment in the Braskem Idesa petrochemical complex was financed under a Project Finance model, under which the construction loan is paid exclusively using the cash generated by the company itself and the shareholders provide limited guarantees. This financing includes the guarantees typical to Project Finance transactions, such as assets, receivables, cash generation and other rights of Braskem Idesa. The financing also contains various other covenants typical to contracts of this kind.

On the reporting date of the financial statements of December 31, 2020, certain non-monetary covenants established in the contracts remained unfulfilled. As a result, the entire balance of non-current liabilities, in the amount of R$6,538,646, was reclassified to current liabilities, in accordance with IAS 1 (Presentation of Financial Statements).

In accordance with the aforementioned accounting standards, reclassification is required in situations in which the breach of certain contractual obligations entitles creditors to request from Braskem Idesa the prepayment of obligations in the short term. In this context, note that none of the creditors requested said prepayment of obligations and that Braskem Idesa has been settling its debt service obligations in accordance with their original maturity schedule.

Furthermore, Braskem Idesa has been negotiating the approval of such breaches with its creditors to reclassify the entire amount reclassified from current liabilities back to non-current liabilities.

The following amortization schedule presents the original long-term maturities, excluding the reclassification to current liabilities arising from the aforementioned breach of contractual obligations.

All amounts in thousands, except as otherwise stated

		Consolidated
	2020	2019
2021		800,752
2022	907,343	699,090
2023	1,157,584	892,568
2024	1,268,619	978,479
2025	1,145,377	883,333
2026	964,410	743,566
2027	428,750	329,718
2028	334,753	257,117
2029	4,730,920	3,652,695
Total	**10,937,756**	**9,237,318**

Braskem Idesa has guarantees typical to Project Finance structures: debt service reserve account and contingent equity commitment. At the close of December 2020, such guarantees corresponded to US$194 million (R$1 billion) and US$208 million (R$1.1 billion), respectively.

18 Debentures

						Consolidated
Issue date	Issuer	Series	Maturity	Annual financial charges (%)	2020	2019
Mar-2013	DAC	Single	Mar-2025	IPCA + 6%	177,009	202,992
Sep-2013	Cetrel	Single	Sep-2025	126.5% of CDI	59,106	71,575
					236,115	**274,567**
Current liabilities					54,436	46,666
Non-current liabilities					181,679	227,901
Total					**236,115**	**274,567**

(a) Payment schedule

The maturity profile of the long-term debentures is as follows:

		Consolidated
	2020	2019
2021		52,078
2022	53,406	52,100
2023	53,417	52,125
2024	53,443	52,153
2025	21,413	19,445
Total	**181,679**	**227,901**

(b) Guarantees

The issuers entered into agreements for the fiduciary sale of credit rights, in which attached accounts are maintained to cover debt service for the three months of the installments coming due, under the terms of the instruments of assignment.

All amounts in thousands, except as otherwise stated

19 Reconciliation of borrowing activities in the statement of cash flow

	Borrowings, debentures and Braskem Idesa financing							Consolidated Current and non-current
	Borrowings	Debentures	Total borrowings and debentures	Braskem Idesa financing	Loan to non-controlling shareholders of Braskem Idesa	Lease	Dividends	Other financial liabilities
Balance at December 31, 2019	**29,016,976**	**274,567**	**29,291,543**	**9,981,726**	**2,395,887**	**2,676,896**	**6,502**	**516,933**
Acquired	13,049,459		13,049,459					
Payments	(8,699,033)	(35,472)	(8,734,505)	(905,210)	(37,618)	(662,068)	(2,380)	(534,456)
Cash used in financing activities	**4,350,426**	**(35,472)**	**4,314,954**	**(905,210)**	**(37,618)**	**(662,068)**	**(2,380)**	**(534,456)**
Other changes								
Interest paid	(1,754,199)	(24,945)	(1,779,144)	(754,829)	(13,665)	(189,183)		
Interest and monetary and exchange variations, net	4,664,034	21,965	4,685,999	1,044,110	188,074	327,135		17,523
VAT on loan					68,149			
Acquired						826,101		
Disposal						(38,488)		
Currency translation adjustments	5,454,886		5,454,886	2,693,441	621,666	267,493		
Additional dividends of subsidiary							2,450	
Prescribed dividends							(1,110)	
Other							(6)	
	8,364,721	**(2,980)**	**8,361,741**	**2,982,722**	**864,224**	**1,193,058**	**1,334**	**17,523**
Balance at December 31, 2020	**41,732,123**	**236,115**	**41,968,238**	**12,059,238**	**3,222,493**	**3,207,886**	**5,456**	

20 Financial instruments

(a) Classification and subsequent measurement

Financial Assets

On initial recognition, a financial asset is classified as measured at: amortized cost; fair value through other comprehensive income (FVOCI) – debt investment or debt instrument; or fair value through profit or loss (FVTPL), depending on the characteristics of the contractual cash flows of the Company's financial asset and the business model for the management of these financial assets.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

i. It is held within a business model whose objective is to hold assets to collect contractual cash flows; and
ii. Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset can also be measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

i. It is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
ii. Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets.

Financial assets – Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss. However, see Note 20.3 for derivatives designated as hedging instruments.
Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method and. The amortised cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognised in profit or loss.
Financial assets at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and, when applicable, impairment loss are recognized in profit or loss. Other net gains and losses are recognized in "Other Comprehensive Income". On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.
Equity instruments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss, unless the dividend represents clearly a recovery of a portion of the investment cost. Other net gains and losses are recognized in OCI and never reclassified to profit or loss.

Financial liabilities - classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortised cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL are measured at fair value and net gains and losses, including any interest expense, are recognised in profit or loss. Other financial liabilities are subsequently measured at amortised cost using the effective interest method. Interest expense and foreign exchange gains and losses are recognised in profit or loss. Any gain or loss on derecognition is also recognised in profit or loss.

(b) Derecognition

Financial Asset

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or when the Company transfers the rights to receive the contractual cash flows in a transaction in which either:

i. substantially all of the risks and rewards of ownership of the financial asset are transferred; or
ii. the Company neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

When the Company enters into transactions whereby it transfers assets recognized in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets, the financial assets are not derecognized.

Financial Liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.

(c) Offsetting

Financial assets or financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company currently has a legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(d) Derivative financial instruments and hedge accounting

The Company holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures.

Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Derivatives are initially measured at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are generally recognized in profit or loss.

The Company designates certain derivatives as hedging instruments to hedge the variability in cash flows associated with highly probable forecast transactions arising from changes in foreign exchange rates and interest rates and certain derivatives and non-derivative financial liabilities as hedges of foreign exchange risk on a net investment in a foreign operation.

At inception of designated hedging relationships, the Company documents the risk management objective and strategy for undertaking the hedge. The Company also documents the economic relationship between the hedged item and the hedging instrument, including whether the changes in cash flows of the hedged item and hedging instrument are expected to offset each other.

Cash flow hedges

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income (OCI).

The effective portion of changes in the fair value of the derivative that is recognized in OCI is limited to the cumulative change in fair value of the hedged item, determined on a present value basis, from inception of the hedge. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedge no longer meets the criteria for hedge accounting, or the hedging instrument is sold, expires, is terminated or is exercised, then hedge accounting is discontinued prospectively. When hedge accounting for

cash flow hedges is discontinued, the amount that has been accumulated in OCI remains in equity until, for a hedge of a transaction resulting in the recognition of a non-financial item, it is included in the non-financial item's cost on its initial recognition or, for other cash flow hedges, it is classified to profit or loss in the same period or periods as the hedged expected future cash flows affect the profit or loss.

If the hedged future cash flows are no longer expected to occur, then the amounts that have been accumulated in OCI are immediately reclassified to profit or loss.

20.1 Fair Value

(a) Fair value measurement

Fair value is the price to be received in the sale of an asset or paid for the transfer of a liability in a transaction not forced between market players on the measurement date, in the main market or, in the case of a lack of one, the most advantageous market in which the Company has access on said date.

The following methods and assumptions were used to estimate the fair value:

(i) Financial assets classified as fair value through profit and loss or as fair value through other comprehensive income are measured in accordance with the fair value hierarchy (Level 1 and Level 2), with inputs used in the measurement processes obtained from sources that reflect the most recent observable market prices.

(ii) Trade accounts receivable and trade payables, mostly classified as amortized cost, corresponds to their respective carrying amounts due to the short-term maturity of these instruments. When purchase or sale prices include material financial charges, the securities are adjusted to their present value.

(iii) The fair value of borrowings is estimated by discounting future contractual cash flows at the market interest rate, which is available to Braskem in similar financial instruments.

(iv) The fair value of bonds is based on prices negotiated in financial markets, plus the respective carrying amount of interests.

The fair values of the remaining assets and liabilities correspond to their carrying amount. The assessment model for liabilities (Note 20.2) considers the present value of expected payments, discounted by a discount rate adjusted to the risk.

(b) Fair value hierarchy

The fair value of the Company's financial instruments mainly determined and categorized into a fair value hierarchy as follows:

Level 1 – fair value obtained through prices quoted (without adjustments) in active markets for identical assets or liabilities, such as the stock exchange; and

Level 2 – fair value obtained from financial models using directly observable market data, such as discounted cash flow, when the instrument is a forward purchase/sale or a swap contract, or such as the Black-Scholes model, when the instrument has the characteristics of an option. To measure the credit risk of the parties involved in derivative instruments, Braskem uses CVA (Credit Valuation Adjustment) or DVA (Debt Valuation Adjustment) models, applied flow by flow on the mark-to-market value of each instrument. The Company adopts the ratings of the other parties for positive flows and its own rating for negative flows, both available in

All amounts in thousands, except as otherwise stated

the market and disclosed by renowned rating agencies, as a necessary assumption to define the probability of default.

20.2 Non-derivative financial instruments and other liabilities – consolidated

			Fair value	Book value		Fair value	
	Note	Classification by category	hierarchy	2020	2019	2020	2019
Cash and cash equivalents	5						
Cash and banks		Amortized cost		1,946,963	2,303,231	1,946,963	2,303,231
Financial investments in Brazil		Fair value through profit or loss	Level 2	8,271,312	1,963,185	8,271,312	1,963,185
Financial investments abroad		Fair value through profit or loss	Level 2	3,644,577	2,537,464	3,644,577	2,537,464
				13,862,852	**6,803,880**	**13,862,852**	**6,803,880**
Financial investments	6						
LFT's and LF's		Fair value through profit or loss	Level 2	2,163,042	1,588,426	2,163,042	1,588,426
Time deposit investments		Amortized cost		53,941	38,759	53,941	38,759
Other		Fair value through profit or loss	Level 2	1,425,808	70,027	1,425,808	70,027
				3,642,791	**1,697,212**	**3,642,791**	**1,697,212**
Trade accounts receivable	7	Amortized cost		**4,677,092**	**2,246,248**	**4,677,092**	**2,246,248**
Trade accounts receivable	7	Fair value through other comprehensive income	Level 2	**78,116**	**60,403**	**78,116**	**60,403**
Trade payables	15	Amortized cost		**9,953,548**	**9,120,826**	**9,953,548**	**9,120,826**
Borrowings	16	Amortized cost					
Foreign currency - Bond			Level 1	34,963,651	24,583,325	37,155,060	25,790,532
Foreign currency - other borrowings			Level 2	5,959,493	3,567,336	6,371,070	3,218,410
Local currency			Level 2	1,499,400	1,367,538	2,591,920	1,075,803
				42,422,544	**29,518,199**	**46,118,050**	**30,084,745**
Braskem Idesa borrowings	17	Amortized cost					
Project Finance			Level 2	7,700,072	6,685,703	11,486,114	6,116,434
Bond			Level 1	4,729,587	3,640,381	4,411,259	3,892,878
				12,429,659	**10,326,084**	**15,897,373**	**10,009,312**
Debentures	18	Amortized cost	Level 2	**236,115**	**274,567**	**248,778**	**293,282**
Loan ton non-controlling shareholder of Braskem Idesa		Amortized cost		**3,222,493**	**2,395,887**	**3,222,493**	**2,395,887**
Leniency agreement	25	Amortized cost		**1,474,350**	**1,742,268**	**1,474,350**	**1,742,268**
Other financial liabilities	(i)	Amortized cost			**516,933**		**516,933**

(i) Amount received due to the assignment of an agreement to supply ethylene to the client, without recourse, settled in 2020.

All amounts in thousands, except as otherwise stated

20.3 Derivative financial instruments

20.3.1 Changes

Identification	Note	Fair value hierarchy	Operation characteristics: Principal exposure	Operation characteristics: Derivatives	Accumulated OCI (equity): Extrinsic value	Accumulated OCI (equity): Intrinsic value	Accumulated OCI (equity): Fair value	Net (Asset)/ Liability 2019	Change in fair value	Financial settlement	Net (Asset)/ Liability 2020
Non-hedge accounting transactions											
Exchange swap		Level 2	Argentine peso	Dollar				296	540	(839)	(3)
NCE swap		Level 2	Real	Dollar				25,604	129,297	(9,757)	145,144
Swap ACC		Level 2	Dollar	Real					16,259	(16,259)	
Swap C3/PGP		Level 2	Propane	Propene					66,223	(2,322)	63,901
Swap Nafta/Gasolina		Level 2	Gasoline	Naphtha					7,046		7,046
								25,900	219,365	(29,177)	216,088
Hedge accounting transactions											
Dollar call and put options	(a.i)	Level 2	Real	Dollar	(43,948)	(100,853)	(144,801)	(2,298)	594,780	(447,681)	144,801
Dollar swap	(a.ii)	Level 2	Real	Dollar+Fixed rates				38,620	12,091	(50,711)	
Interest rate swaps	(a.iii)	Level 2	Libor	Fixed rates			(266,889)	26,707	162,615	(33,547)	155,775
Dollar swap CDI	(a.ii)	Level 2	Real	Dollar+Fixed rates			(566,641)	107,246	459,394		566,640
					(43,948)	(100,853)	(978,331)	170,275	1,228,880	(531,939)	867,216
Derivatives											
Current assets								(4,712)			(33,769)
Non-current assets								(17,877)			(34,091)
Current liabilities								49,251			592,251
Non-current liabilities								169,513			558,913
								196,175			1,083,304

The counterparties in these contracts are constantly monitored based on the analysis of their respective ratings and Credit Default Swaps ("CDS"). Braskem has many bilateral risk mitigators in its derivative contracts, such as the possibility of depositing or requesting deposits of a guaranteed margin from the counterparties it deems convenient.

Hedge financial instruments held at December 31, 2020 were contracted on both internationally recognized stock exchanges and on Over the Counter ("OTC") markets with large financial counterparties under global derivative contracts in Brazil or abroad.

Braskem's Financial Policy provides for the active management and continued protection against undesired fluctuations in currencies and rates arising from its operations and financial items, with the possibility of contracting derivative instruments (swaps, NDFs, options, etc.). The other market risks are addressed on a case-by-case basis for each transaction. In general, Braskem assesses the need for hedging in the analysis of prospective transactions and seeks to customize the hedge and keeps it in place for the hedged period transaction.

Braskem may elect derivatives for the application of hedge accounting in accordance with CPC 48 and IFRS 9. The hedge designation is not mandatory. In general, Braskem will elect to designate financial instruments as hedges when the application is expected to provide a significant improvement in presenting the offsetting effect on the changes in the hedged items.

All amounts in thousands, except as otherwise stated

(a) Hedge accounting transactions

(a.i) Dollar call and put option

On December 31, 2020, Braskem held a total notional amount of put options of R$2.0 billion, with an average strike price of 4.33 R$/US$. Simultaneously, the Company also held a total notional amount of call options of R$1.5 billion, with an average strike price of R$/US$5.94. The operations have a maximum term of 24 months.

Dollar-denominated future sales in Brazilian Real were designated for hedge accounting, with the months of revenue recognition always coinciding with the months of the options. The future elements of forward exchange contracts are excluded from the designation of hedge instrument and are separately recorded as hedging cost, which is recognized under shareholders' equity in the other comprehensive income.

	Operation characteristics		Accumulated OCI (equity)		
Identification	Principal exposure	Derivatives	Extrinsic value	Intrinsic value	Fair value
Dollar call and put option	Real	Dollar	(43,948)	(100,853)	(144,801)

(a.ii) Dollar Swap

In 2018, the Company contracted foreign exchange derivative operations ("swaps") in the aggregate amount of R$1.3 billion, with annual maturities over the following 5 years starting January 2019. The amount payable in January 2020 was subject to the variation in the IPCA index. The remaining maturities are subject to the variation in the CDI. These operations were designated to cash flow hedge accounting, where the hedging instruments are foreign exchange derivatives and the hedged objects are highly probable future revenues in the domestic market subject to fluctuations in Brazilian Real/U.S. dollar price. Accordingly, the mark-to-market adjustment of the effective portion of the hedge will be recognized under shareholders equity in the line "Other comprehensive income" and will be recognized in the financial result only upon the maturity of each installment. The future elements of forward exchange contracts are excluded from designation of hedge instrument and are separately recorded as hedging cost, which is recognized under shareholders' equity in the hedge cost reserve.

(a.iii) Hedge operation by the subsidiary Braskem Idesa related to Project Finance

Interest rate swap linked to Libor

Identification	Nominal value US$	Hedge (interest rate per year)	Maturity	Fair value, net 2020	2019
Swap Libor I to VI	616,519	1.9825%	Aug-2025	155,775	26,707
Total	**616,519**			**155,775**	**26,707**
Derivatives					
Current liabilities				53,838	5,768
Non-Current liabilities				101,937	20,939
Total				**155,775**	**26,707**

Braskem Idesa contracted swap operations with the purpose of offsetting part of the Libor variation arising from the financings mentioned in Note 15. This hedge operation shares the same guarantees with the Project Finance.

All amounts in thousands, except as otherwise stated

20.4 Non-derivative financial liabilities designated to hedge accounting

(a.i) Future exports in U.S. dollars

On May 1, 2013, Braskem S.A. designated non-derivative financial instrument liabilities, denominated in U.S. dollars, as a hedge for the flow of its highly probable future exports. Thus, the impact of exchange rates on future cash flows in dollars derived from these exports is offset by the foreign exchange variation on the designated liabilities, partly eliminating the volatility of results. The exchange rate on the date of the designation was US$ 1: R$2.0017. Additionally, on October 10, 2017, Braskem S.A. designated new financial instruments for the future sales hedging, which mature in 2028. The hedged exchange rate was US$1: R$3.1688. In 2019, three new designations were made, as follows: with maturity in 2025, at an initial rate of US$1: R$3.6694; with maturity in 2025, at an initial rate of US$1: R$3.9650; and with maturity between 2030 and 2031, at an initial rate of US$1: R$3.9786. The main actions carried out in 2020 are detailed below:

- January 2, 2020: Designation of US$600 million of future sales with maturity in 2032 (hedged exchange rate of US$1: R$4.0213);
- March 31, 2020: Discontinuation of hedge accounting of U$$362 million of flows in 2020 (discontinuation rate of US$1: R$5.1987).

On December 31, 2020, the exports that were designated not yet realized and not discontinued are shown below:

	Total nominal value US$
2021	336,000
2023	200,000
2024	688,854
2025	400,000
2028	1,250,000
2030	800,000
2031	800,000
2032	800,000
	5,274,854

The following table shows the changes in financial instruments designated for this hedge in the year:

	2019	Hedge discontinued	Realizated discontinued hedge	Designations	US$ 2020
Designated balance	5,398,854	(1,086,000)	362,000	600,000	5,274,854

The Company considers these exports in the selected period (2021/2032) as highly probable, based on the following factors:

- In recent years, Braskem S.A. exported an average US$2.8 billion per year, which represents around 3 to 4 times the annual exports of the hedged exports.
- Hedged exports represent between 20% and 30% of the export flows planned by the Company.

The exports of the Company are not sporadic or occasional but constitute an integral part of its strategy and of the petrochemical business, in which competition is global.

All amounts in thousands, except as otherwise stated

On December 31, 2020, the maturities of financial liabilities designated, within the scope of the consolidated statement of financial position, were as follows:

	Total nominal value US$
2021	336,000
2023	200,000
2024	688,854
2025	400,000
2028	1,250,000
2030	800,000
2031	800,000
2032	800,000
	5,274,854

The following table provides the balance of discontinued hedge accounting in the year ended December 31, 2020 (US$1,617,372), which is recorded in Braskem S.A. shareholders' equity under "Other comprehensive income" and will be transferred to financial income (expenses) in accordance with the schedule of future hedged sales:

	Total nominal value US$	Conversion rate at Inception R$/US$	Closing rate R$/US$	Gross nominal value
Hedge descontinued - From third to fourth quarter 2021	380,000	2.0017	3.9786	751,222
Hedge descontinued - From first to fourth quarter 2022	719,000	2.0017	3.9786	1,421,391
Hedge descontinued - From first to third quarter 2023	518,372	2.0017	3.9786	1,024,770
	1,617,372			**3,197,383**

In order to maintain consistency between the parent company's results and the consolidated results, the Company selected the hedge instruments with subsidiaries abroad observing the existence of guarantees arising from their operations with third parties. As a result, non-derivative financial liabilities in which the foreign subsidiary acted as an intermediary of the Parent Company in the operations were selected, which effectively maintained the essence of the transactions. Trade payables, especially naphtha, were also considered in the transaction.

To ensure the continuity of the hedging relationship, the Company plans to refinance and/or replace these hedge instruments to adjust them to the schedule and value of the hedged exports. The rollover or replacement of the hedge instrument are provided for in IFRS 9 and CPC 48. This explains the fact that liabilities designated for hedge are not necessarily equivalent to the exports designated in the year.

All amounts in thousands, except as otherwise stated

The following table provides the balances of exchange variation recognized in the Company's net financial income (expenses) due to the realization of exports designated, for this hedge in the 12-month period ended December 31, 2020:

	Total nominal value US$	Conversion rate at Inception R$/US$	Closing rate R$/US$	Gross nominal value
First quarter	181,000	2.0017	4.2119	400,047
Second quarter	181,000	2.0017	5.1987	578,657
Third quarter	181,000	2.0017	5.1987	578,657
Fourth quarter	181,000	2.0017	5.5194	636,698
	724,000			**2,194,059**

The changes in foreign exchange variation and Income Tax and Social Contribution under "Other comprehensive income" of this hedge are as follows:

	Exchange variation	IR and CSL	Net effect
At December 31, 2019	**(8,408,164)**	**2,858,775**	**(5,549,389)**
Exchange variation recorded in the period on OCI / IR and CSL	(6,881,183)	2,339,602	(4,541,581)
Exchange variation transferred to profit or loss / IR and CSL	2,194,059	(745,980)	1,448,079
At December 31, 2020	**(13,095,288)**	**4,452,397**	**(8,642,891)**

The realizations expected for 2021 will occur in conformity with the initial designation schedule, and the exchange variation recorded in "Other comprehensive income" will be recycled to the financial results. For the two first quarters of the year, realizations will be made at the weighted average exchange rate of exports in the corresponding period; for the remaining quarters, they are made at the discounted cash flow rates. The quarterly schedule of hedged exports in the following quarters of 2021 follows:

	Total nominal value US$
First quarter	150,000
Second quarter	186,000
Third quarter	180,000
Fourth quarter	200,000
	716,000

(a.ii) Liabilities related to the Project Finance of future sales in U.S. dollar

On October 1, 2014, the subsidiary Braskem Idesa designated its liabilities in the amount of R$2,878,936 related to Project Finance, denominated in U.S. dollar, as hedge instruments to protect highly probable future sales flows. Due to the disbursements by the project's lenders in 2015, Braskem Idesa designated new amounts in April and September 2015, of US$290,545 and US$23,608, respectively, for hedge accounting. Therefore, the impact of exchange variation on future flows of sales in U.S. dollar derived from these sales in dollar will be offset by the exchange variation on the designated liabilities, partially eliminating the volatility in the results of the subsidiary.

All amounts in thousands, except as otherwise stated

The Management of Braskem Idesa believes these future sales are highly probable, based on the following:

- In Mexico, domestic sales can be made in U.S. dollar. In 2016, the Company began to operate and sell products, including sales in U.S. dollar in the domestic and international markets.
- The hedged flow corresponds to less than 35% of the planned revenue flow of the project over the designated period. The current amount of sales already meets the volume of designated hedge, which confirms the highly probable nature of the designated cash flow.
- The financing was obtained through a Project Finance structure and will be repaid exclusively through the cash generation of the project (Note 17). Therefore, the existence of the debit is directly associated with the highly probable nature of the future sales in U.S. dollar.

As of December 31, 2020, designated and unrealized sales were as follows:

	Nominal value US$
2021	208,946
2022	183,318
2023	230,992
2024	251,884
2025	227,775
2026	192,651
2027	89,516
2028	71,341
2029	15,020
2030	225,000
2031	225,000
2032	225,000
2033	225,000
	2,371,443

The following table shows the changes in financial instruments designated for this hedge in the year:

				US$
	2019	**Discontinued hedge**	**Realizated discontinued hedge**	**2020**
Designated balance	2,552,407	(267,577)	86,613	2,371,443

All amounts in thousands, except as otherwise stated

In 2020, the designated financial liabilities to hedge future sales were distributed as follows:

	Nominal value US$
2021	208,946
2022	183,318
2023	230,992
2024	251,884
2025	227,775
2026	192,651
2027	89,516
2028	71,341
2029	15,020
2030	225,000
2031	225,000
2032	225,000
2033	225,000
	2,371,443

The following table provides the amounts of hedge accounting discontinued in the 12-month period ended December 31, 2020 (US$752,870), which is recorded in Braskem Idesa's shareholders' equity under "Other comprehensive income" and will be transferred to financial income (expenses) according to the schedule of future hedged sales as they occur:

	Total nominal value US$	at Inception MXN/US$	Closing rate MXN/US$	Total nominal value MXN	Gross nominal value
Hedge discontinued in May 16, 2016	10,493	13.4541	17.9915	47,611	10,160
Hedge discontinued in December 2, 2019	712,823	13.6664	19.6113	4,237,661	904,317
Hedge discontinued in December 10, 2019	28,740	13.4541	19.3247	168,721	36,005
Hedge discontinued in February 18,2020	814	13.4541	18.5712	4,165	889
	752,870			**4,458,158**	**951,371**

The following table provides the balances of exchange variation recognized in Braskem Idesa's financial income (expenses) due to the realization of sales designated and discontinued for this hedge in the 12-month period ended December 31, 2020:

	Total nominal value US$	Conversion rate at Inception MXN/US$	Closing rate MXN/US$	Total nominal value MXN	Gross nominal value
First quarter	61,369	13.6555	18.9637	325,759	75,162
Second quarter	65,612	13.6539	22.4746	578,744	139,205
Third quarter	69,855	13.6542	21.4351	543,535	133,798
Fourth quarter	69,855	13.6534	20.3032	464,522	123,563
	266,691			**1,912,560**	**471,728**

All amounts in thousands, except as otherwise stated

The changes in foreign exchange variation and Income Tax and Social Contribution under "Other comprehensive income" are as follows:

	Exchange variation	IR	Net effect
At December 31, 2019	**(2,560,436)**	**768,865**	**(1,791,571)**
Exchange variation recorded in the period on OCI / IR	(445,427)	133,632	(311,795)
Exchange variation transferred to profit or loss / IR	471,728	(141,518)	330,210
At December 31, 2020	**(2,534,135)**	**760,979**	**(1,773,156)**

Effectiveness tests were conducted as set forth in CPC 48 / IFRS 9 and all operations were deemed effective in reducing the dispersion of revenue from sales designated for hedge, when evaluated in Pesos.

The realizations expected for 2021 will occur in accordance with the initial designation schedule, and the exchange variation recorded in "Other comprehensive income" will be written off to the financial results. Below is the quarterly schedule of hedged sales in U.S. dollars in 2021:

	Nominal value US$
First quarter	69,855
Second quarter	75,848
Third quarter	77,094
Fourth quarter	80,594
	303,391

20.5 Credit quality of financial assets

(a) Trade accounts receivable

Virtually none of Company's clients have risk ratings assigned by credit rating agencies. For this reason, the Company developed its own credit rating system for all accounts receivable from clients in Brazil and abroad.

On December 31, 2020 and 2019, considering the stages 1, 2 and 3 of expected credit losses, the percentage of trade accounts receivable by risk ratings was as follows:

				(%)
			2020	**2019**
1	Minimal Risk		67.52	74.23
2	Low Risk		20.08	14.89
3	Medium Risk		10.43	7.82
4	High Risk		1.10	1.06
5	Very High Risk	(i)	0.86	1.99

(i) Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

All amounts in thousands, except as otherwise stated

Default indicators:

	Last 12 months	
	Domestic market	Export market
December 31, 2020	0.05%	0.14%
December 31, 2019	0.05%	0.17%
December 31, 2018	0.08%	0.45%

This calculation considers the accounts receivable figure overdue more than 30 days, divided by consolidated gross revenue in the last 12 months.

For the export market, around 80% of the portfolio has guarantees, consisting primarily of credit insurance. For the domestic market, around 27% of the portfolio has guarantees, mainly suretyships by the partners of counterparties, complemented by credit insurance.

(b) Other financial assets

In order to determine the credit ratings of counterparties of financial assets classified under cash and cash equivalents, and financial investments, the Company uses the risk rating of agencies Standard & Poor's, Moody's and Fitch Ratings, within the limits established in its financial policy approved by the Board of Directors.

		2020	2019
Financial assets with risk assessment			
AAA		13,639,273	5,475,075
AA+		412,612	109,933
AA		735,755	
AA-		199,405	1,458,424
A+		1,336,334	159,848
A		53,941	121,132
A-		91,487	1,171,746
BBB+		982,225	
BBB		49	
		17,451,081	8,496,158
Financial assets without risk assessment			
Other financial assets with no risk assessment	(i)	54,562	4,934
		54,562	4,934
Total		**17,505,643**	**8,501,092**

(i) Investments approved by the Management of the Company, in accordance with the financial policy.

All amounts in thousands, except as otherwise stated

20.6 Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a) Selection of risks

On December 31, 2020, the main risks that can affect the value of Company's financial instruments are:

- U.S. dollar/Brazilian Real exchange rate;
- Mexican peso/Brazilian Real exchange rate;
- Libor floating interest rate;
- IPCA inflation rate;
- Selic interest rate; and
- CDI interest rate.

For the purposes of the risk sensitivity analysis, the Company presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

(b) Value at risk

The value at risk of the derivatives held by the Company which is defined as the loss that could result in one month as from December 31, 2020, with a probability of 5%, and under normal market conditions, was estimated by the Company at US$91,437 for put options and call options (Note 20.3.1 (a.i)), US$1.280 for the swap of Libor related to Braskem Idesa project (Note 20.3.1 (a.iii)), US$29,511 for Dollar swap (Note 20.3.1(a.ii)) and US$8,623 for NCE swap.

(c) Selection of scenarios

(c.i) Probable scenario

The *Focus* Market Readout published by the Central Bank of Brazil ("BACEN") was used to create the probable scenario for the U.S. dollar/Brazilian Real exchange rate, the Selic interest rate and the CDI interest rate as at December 31, 2020. The Selic rate is used as benchmark for sensitivity analysis of the CDI rate.

According to the Market Readout, at the end of 2021, the U.S. dollar will remain at approximately R$5.14, while the Selic rate should remain at 2.00% p.a. The Selic rate is used as benchmark for sensitivity analysis of the CDI rate.

Since the Market Readout survey does not include consensus forecasts for the Libor rate, the average projection of the U.S. Federal Reserve for the Federal Funds rate at the end of the year was used, published in December 2020, in comparison with the Treasury Rate curve on December 31, 2020.

For each variable analyzed in the sensitivity analysis, the Company has considered estimating annualized variations corresponding to 1 and 3 standard deviations of monthly averages of the last five years. They are equivalent to approximately 15.866% and a 0.135% probability of occurrence for the reasonably possible and possible scenarios, respectively. Then, these changes are applied to the current market levels of each variable.

Effects of COVID-19

The assumptions of the future value adopted in the construction of the probable scenario and the current value of each variable in this analysis are referenced to the reporting date December 31, 2020. Given the instability in the current economic scenario caused by the COVID-19 pandemic, interest rates and foreign exchange rates are affected daily. Therefore, during the period for reporting these financial statements the current value and the probable scenario of these parameters may have changed. However, Braskem's gains and losses in these probable stress scenarios are analyzed by increasing each variable according to the aforementioned.

(c.ii) Reasonably possible and possible scenario

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario.

All amounts in thousands, except as otherwise stated

			Gain (losses)
Instrument / Sensitivity	Probable	Reasonably possible (14%)	Possible (41%)
Brazilian real/U.S. dollar exchange rate			
Bonds	433,084	(5,443,471)	(16,330,414)
Braskem Idesa borrowings	84,014	(1,055,976)	(3,167,929)
Export prepayments	11,245	(141,336)	(424,009)
Investments	10,873	(136,663)	(409,988)
SACE	21,061	(264,720)	(794,160)
Dollar call and put options (i)	43,060	(568,577)	(2,117,282)
Swap NCE	5,973	(75,052)	(225,210)
Dollar swap x CDI	20,419	(256,577)	(769,919)
MONFORTE	3,278	(41,201)	(123,603)
Nexi	12,844	(161,433)	(484,299)
Other	5,699	(71,635)	(214,904)
Financial investments abroad	(52)	648	1,943

			Gain (losses)
Instrument / Sensitivity	Probable	Reasonably possible (40%)	Possible (120%)
Libor floating interest rate			
Export prepayments	(2,232)	(5,344)	(16,031)
Swap	4,386	10,536	31,419
Braskem Idesa borrowings	(39,804)	(95,278)	(285,834)
Nexi	(18,355)	(43,936)	(131,809)
SACE	(20,954)	(50,158)	(150,473)
MONFORTE	(1,228)	(2,940)	(8,819)
Investments	(9,734)	(23,301)	(69,902)
Other	(1,178)	(2,820)	(8,460)

			Gain (losses)
Instrument / Sensitivity	Probable	Reasonably possible (15%)	Possible (45%)
CDI interest rate			
Export credit notes		(3,942)	(11,905)
Debentures		(848)	(2,574)
Financial investments in local currency		36	108
Other non commercial paper		(3,486)	(10,493)

			Gain (losses)
Instrument / Sensitivity	Probable	Reasonably possible (54%)	Possible (161%)
IPCA interest rate			
Debêntures	(268)	(21,395)	(68,834)
BNDES	(2,493)	(212,224)	(780,565)
BNB/ FINEP/ FUNDES/FINISA/FINAME/FNE	(9)	(715)	(2,336)

			Gain (losses)
Instrument / Sensitivity	Probable	Reasonably possible (15%)	Possible (45%)
Selic interest rate			
Leniency agreement		(6,164)	(18,516)

(i) The Company is in the short position of a possible counterparty call.

All amounts in thousands, except as otherwise stated

21 Taxes payable

	Consolidated		Parent company	
	2020	2019	2020	2019
Brazil				
IPI	125,338	58,945	125,338	58,945
ICMS	403,422	184,728	400,517	181,188
PIS and COFINS	284,944	150,664	282,464	147,867
Other	43,560	37,857	41,982	35,925
Other countries				
Value-added tax	16,027	11,933		
Other	80,768	8,112		
Total	**954,059**	**452,239**	**850,301**	**423,925**
Current liabilities	952,689	322,886	848,931	294,572
Non-current liabilities	1,370	129,353	1,370	129,353
Total	**954,059**	**452,239**	**850,301**	**423,925**

22 Income tax ("IR") and social contribution ("CSL")

Income tax expense comprises current and deferred tax. It is recognised in profit, or items recognised directly in equity or in OCI.

(a) Current income tax and social contribution

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax assets and liabilities are offset only if certain criteria are met.

Income tax and social contribution, presented in current assets, amount to R$1,547,916 on December 31, 2020. Out of this total, R$982 million relates to the tax refund from a U.S. Government program. On March 27, 2020, the U.S. government approved a program to assist U.S. companies that were enacted in response to the economic impacts caused by Covid-19, called the Coronavirus Aid, Relief, and Economic Security Act ("CARES" Act).

The act enables Braskem America to opt for a tax benefit involving the deduction of 100% of the depreciation of the costs of assets put into operation in 2020 ("bonus depreciation"), which enabled taxpayers to offset the tax losses generated as from January 1, 2021, or in the five prior fiscal years. With the benefit from the bonus depreciation, Braskem America determined a tax refund of R$982 million, recorded as income tax recoverable.

All amounts in thousands, except as otherwise stated

(b) Amounts recognized in profit and loss

		Consolidated		Parent company	
		2020	2019	2020	2019
Loss before IR and CSL		**(9,683,784)**	**(4,802,969)**	**(9,105,969)**	**(4,889,818)**
IR and CSL at the rate of 34%		3,292,487	1,633,009	3,096,029	1,662,538
Permanent adjustments to the IR and CSL calculation basis					
IR and CSL on equity in results of investees		6,595	3,469	1,037,909	739,486
Thin capitalization	(i)	(695,741)	(221,337)	(695,741)	(221,337)
Effect of the refund of Braskem America´s tax benefit	(ii)	(737,841)		(737,841)	
Difference of rate applicable to each country	(iii)	(42,190)	293,647		
Fine in leniency agreement			(142,530)		(142,530)
Other permanent adjustments		845,168	339,738	(286,107)	54,091
Effect of IR and CSL on results of operations		**2,668,478**	**1,905,996**	**2,414,249**	**2,092,248**
Breakdown of IR and CSL:					
Current IR and CSL expense					
Current year		(52,830)	(251,641)	(741,179)	(180)
Changes in estimates related to prior years			22,696		22,696
		(52,830)	**(228,945)**	**(741,179)**	**22,516**
Deferred IR and CSL expense					
Origination and reversal of temporary differences		2,677,328	2,005,827	3,111,448	2,069,732
Tax losses (IR) and negative base (CSL)			129,114		
Recognition of previously unrecognised deductible temporary differences		43,980		43,980	
		2,721,308	**2,134,941**	**3,155,428**	**2,069,732**
Total		**2,668,478**	**1,905,996**	**2,414,249**	**2,092,248**
Effective rate		**27.6%**	**39.7%**	**26.5%**	**42.8%**

(i) Includes the amount from the adjustment of interest rates in financial operations with subsidiaries in accordance with sub-capitalization tax rules.

(ii) Considering Universal Basis Taxation ("TBU"), the tax refund provided by U.S. Government affects the tax calculation of Braskem S.A. arising from the offsetting of Income Tax and Social Contribution Tax (IRPJ/CSLL) in the years of use of the bonus depreciation benefit. The amount calculated was R$738 million, which was recorded under current and noncurrent liabilities, in the item income tax and social contribution tax.

(iii) Includes the impact from the difference between IR/CSL tax rate in Brazil (34%) used for the preparation of this note and the tax rates in countries where the subsidiaries abroad are located, as follows:

	Headquarters (Country)	Official rate - % 2020
Braskem Alemanha	Germany	31.18
Braskem America e Braskem America Finance	USA	24.38
Braskem Argentina	Argentina	30.00
Braskem Chile	Chile	27.00
Braskem Espanha	Spain	30.00
Braskem Holanda, Braskem Holanda Finance and Braskem Holanda Inc	Netherlands	25.00
Braskem Idesa, Braskem Idesa Serviços, Braskem México Braskem México Serviços and Braskem México Proyectos	Mexico	30.00
Braskem India	India	30.00

(c) Deferred income tax and social contribution

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax assets are recognised for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognise a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for individual subsidiaries in the Company.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised; such reductions are reversed when the probability of future taxable profits improves. Unrecognised deferred tax assets are reassessed at each reporting date and recognised to the extent that it has become probable that future taxable profits will be available against which they can be used.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date, and reflects uncertainty related to income taxes, if any.

The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if certain criteria are met.

All amounts in thousands, except as otherwise stated

(c.i) Changes in balances of deferred tax assets and liabilities

								Consolidated
Assets	As of December 31, 2018	Impact on the P&L	Impact on the equity	Cetrel consolidated	As of December 31, 2019	Impact on the P&L	Other comprehensive income	As of December 31, 2020
Tax losses (IR) and negative base (CSL)	2,021,578	129,114			2,150,692	1,127,492		3,278,184
Goodwill amortized	39,282	(17,605)			21,677	(15,157)		6,520
Exchange variations	39,959	1,092,392			1,132,351	2,685,264		3,817,615
Temporary adjustments (i)	858,844	1,498,423			2,357,267	2,639,070		4,996,337
Business combination	159,572	(74,033)			85,539	(29,328)		56,211
Tax credits	176,290	110,080		(236,537)	49,833	27,199		77,032
Other		62,288			62,288	(16,922)		45,366
	3,295,525	**2,800,659**		**(236,537)**	**5,859,647**	**6,417,618**		**12,277,265**
Liabilities								
Amortization of goodwill based on future profitability	723,336	(651)			722,685	(463)		722,222
Tax depreciation	1,018,099	893,115			1,911,214	1,825,955		3,737,169
Temporary adjustments	268,513	155,887			424,400	(266,168)		158,232
Business combination	1,302				1,302			1,302
Present value adjustment and amortized cost	57,167	(45,891)			11,276	47,489		58,765
Hedge accounting		(419,269)	419,269			1,788,568	(1,788,568)	
Amortization of fair value adjustments on the assets from the acquisiton of Braskem Qpar	444,075	(50,302)			393,773	(93,297)		300,476
Long term incentive plan - LTI		(5,843)	5,843			(4,823)	4,823	
Health care		43,734	(43,734)			(8,020)	8,020	
Other	3,783	94,938	(93,284)		5,437	407,069	(408,981)	3,525
	2,516,275	**665,718**	**288,094**		**3,470,087**	**3,696,310**	**(2,184,706)**	**4,981,691**
Net	**779,250**	**2,134,941**	**(288,094)**	**(236,537)**	**2,389,560**	**2,721,308**	**2,184,706**	**7,295,574**
Presentation in the balance sheet:								
Non-current assets	1,104,158				2,662,596			8,529,972
(-) Non-current liabilities	324,908				273,036			1,234,398

(i) Temporary provisions include the deferred tax on provision for geological event in Alagoas (R$3,060 million), contingencies (R$423.7 million), impairment of assets, among other provisions.

								Parent Company
Assets	As of December 31, 2018	Impact on the P&L	Impact on the equity	Other	As of December 31, 2019	Impact on the P&L	Other comprehensive income	As of December 31, 2020
Tax losses (IR) and negative base (CSL)	58,421				58,421			58,421
Goodwill amortized	3,552	(364)			3,188	(365)		2,823
Exchange variations	924,344	208,007			1,132,351	2,685,264		3,817,615
Temporary adjustments (i)	872,736	1,445,507			2,318,243	2,264,385		4,582,628
Business combination	147,989	(62,450)			85,539	(29,328)		56,211
Tax credits	176,290	110,080		(236,537)	49,833	27,200		77,033
Other		31,972			31,972			31,972
	2,183,332	**1,732,752**		**(236,537)**	**3,679,547**	**4,947,156**		**8,626,703**
Liabilities								
Amortization of goodwill based on future profitability	715,568				715,568			715,568
Tax depreciation	1,018,099	(71,404)			946,695	63,681		1,010,376
Business combination	1,302				1,302			1,302
Present value adjustment and amortized cost	57,167	(45,891)			11,276	47,489		58,765
Hedge accounting		(207,274)	207,274			1,786,699	(1,786,699)	
Amortization of fair value adjustments on the assets from the acquisiton of Braskem Qpar	444,075	(50,302)			393,773	(93,298)		300,475
Long term incentive plan - LTI		(5,843)	5,843			(4,823)	4,823	
Health care		43,734	(43,734)			(8,020)	8,020	
Other	3,516				3,516			3,516
	2,239,727	**(336,980)**	**169,383**		**2,072,130**	**1,791,728**	**(1,773,856)**	**2,090,002**
Net	**(56,395)**	**2,069,732**	**(169,383)**	**(236,537)**	**1,607,417**	**3,155,428**	**1,773,856**	**6,536,701**

(i) Temporary provisions include the provision for geological event in Alagoas, contingencies, impairment of assets, among other provisions.

All amounts in thousands, except as otherwise stated

(c.ii) Offset for the purpose of presentation in the consolidated statement of financial position

2020

	Headquarters (Country)	Tax calculation	Offsetting	Balance
Assets				
Braskem S.A.	Brazil	8,626,703	(2,090,002)	6,536,701
Braskem Argentina	Argentina	2,850		2,850
Braskem America	USA	293,942	(293,942)	
Braskem Alemanha	Germany	47,277		47,277
Braskem Chile	Chile	287		287
Braskem Idesa	Mexico	3,213,624	(1,356,693)	1,856,931
Braskem Idesa Serviços	Mexico	14,765		14,765
Braskem México Serviços	Mexico	8,503		8,503
Cetrel	Brazil	23,645	(5,269)	18,376
DAC	Brazil	45,669	(1,387)	44,282
		12,277,265	**(3,747,293)**	**8,529,972**
Liabilities				
Braskem S.A	Brazil	2,090,002	(2,090,002)	
Braskem America	USA	1,528,340	(293,942)	1,234,398
Braskem Idesa	Mexico	1,356,693	(1,356,693)	
Cetrel	Brazil	5,269	(5,269)	
DAC	Brazil	1,387	(1,387)	
		4,981,691	**(3,747,293)**	**1,234,398**

2019

	Headquarters (Country)	Tax calculation	Offsetting	Balance
Assets				
Braskem S.A.	Brazil	3,679,547	(2,072,130)	1,607,417
Braskem Argentina	Argentina	1,010		1,010
Braskem Alemanha	Germany	28,176		28,176
Braskem Chile	Chile	162	(162)	
Braskem Idesa	Mexico	2,056,723	(1,117,641)	939,082
Braskem México Serviços	Mexico	9,677		9,677
Cetrel	Brazil	24,313	(5,846)	18,467
DAC	Brazil	60,039	(1,272)	58,767
		5,859,647	**(3,197,051)**	**2,662,596**
Liabilities				
Braskem S.A	Brazil	2,072,130	(2,072,130)	
Braskem America	USA	271,285		271,285
Braskem Chile	Chile	1,913	(162)	1,751
Braskem Idesa	Mexico	1,117,641	(1,117,641)	
Cetrel	Brazil	5,846	(5,846)	
DAC	Brazil	1,272	(1,272)	
		3,470,087	**(3,197,051)**	**273,036**

All amounts in thousands, except as otherwise stated

(d) Realization of deferred income tax and social contribution

									Consolidated
		Balance at							Realization
		December 31,						2026	2029
Assets	Note	2020	2021	2022	2023	2024	2025	to 2028	thereafter
Tax losses (IR) and negative base (CSL)	(i)	3,278,184	223,932	362,165	419,451	566,290	629,925	1,076,421	
Goodwill amortized		6,520	4,020	323	323	323	323	968	240
Exchange variations	(ii)	3,817,615	1,002,396	155,813	81,553	422,587	88,013	1,050,218	1,017,035
Temporary adjustments	(iii)	4,996,337	1,444,987	1,033,617	627,483	39,853	17,380	1,432,993	400,024
Business combination	(iv)	56,211	28,963	27,248					
Tax credits	(v)	77,032	77,032						
Other		45,366							45,366
		12,277,265	**2,781,330**	**1,579,166**	**1,128,810**	**1,029,053**	**735,641**	**3,560,600**	**1,462,665**
Liabilities									
Amortization of goodwill based on future profitability	(vi)	722,222	330	303	280	913	1,370	1,917	717,109
Tax depreciation	(vii)	3,737,169	857,451	666,224	528,555	528,929	311,245	52,777	791,988
Temporary differences	(viii)	158,232	17,581	17,581	17,581	17,581	17,581	52,745	17,582
Business combination	(ix)	1,302							1,302
Present value adjustment and amortized cost	(x)	58,765	3,826	12,279	1,744	8,967	10,494	7,462	13,993
Amortization of fair value adjustments on the assets from the acquisiton of Braskem Qpar		300,476	577	577	577	577	577	577	297,014
Other		3,525							3,525
		4,981,691	**879,765**	**696,964**	**548,737**	**556,967**	**341,267**	**115,478**	**1,842,513**
Net		**7,295,574**	**1,901,565**	**882,202**	**580,073**	**472,086**	**394,374**	**3,445,122**	**(379,848)**

									Parent company
		Balance at							Realization
		December 31,						2026	2029
Assets	Note	2020	2021	2022	2023	2024	2025	to 2028	thereafter
Tax losses (IR) and negative base (CSL)	(i)	58,421		58,421					
Goodwill amortized		2,823	323	323	323	323	323	968	240
Exchange variations	(ii)	3,817,615	1,002,396	155,813	81,553	422,587	88,013	1,050,218	1,017,035
Temporary adjustments	(iii)	4,582,628	1,444,987	1,033,617	613,798	39,853	17,380	1,432,993	
Business combination	(iv)	56,211	28,963	27,248					
Tax credits	(v)	77,033	77,033						
Other		31,972							31,972
		8,626,703	**2,553,702**	**1,275,422**	**695,674**	**462,763**	**105,716**	**2,484,179**	**1,049,247**
Liabilities									
Amortization of goodwill based on future profitability	(vi)	715,568							715,568
Tax depreciation	(vii)	1,010,376	147,617	7,415	1,385	47,779	59,686	52,777	693,717
Business combination	(ix)	1,302							1,302
Present value adjustment and amortized cost	(x)	58,765	3,826	12,279	1,744	8,967	10,494	7,462	13,993
Amortization of fair value adjustments on the assets from the acquisiton of Braskem Qpar		300,475	577	577	577	577	577	577	297,013
Other		3,516							3,516
		2,090,002	**152,020**	**20,271**	**3,706**	**57,323**	**70,757**	**60,816**	**1,725,109**
Net		**6,536,701**	**2,401,682**	**1,255,151**	**691,968**	**405,440**	**34,959**	**2,423,363**	**(675,862)**

All amounts in thousands, except as otherwise stated

Basis for constitution and realization:

(i) In Brazil, the use of tax losses is limited to 30% of the taxable profit for the year; however, the balance does not expire. Meanwhile, in Mexico there is no limit on the amount that can be used in the year; however, the tax losses expire in 10 years. The realization of Tax Losses in the consolidated results consider the taxable profit expected by the company over a 10-year horizon. For the parent company, this realization is associated with the completion of administrative processes related to years in which such tax losses were sustained.
(ii) In Brazil, the Company opted to tax exchange variation of assets and liabilities denominated in foreign currency under the cash method. Thus, this variation will be realized as assets and liabilities are received/paid. For accounting purposes, exchange variation is recognized under the accrual basis, which results in the recognition of deferred IR and CSL.
(iii) Accounting expenses not yet deductible for calculating income tax and social contribution, whose recognition for tax purposes occurs in subsequent periods. In 2019 and 2020, the provisioning of expenses arising from the geological event in Alagoas produced a material impact.
(iv) Refers to: tax-related goodwill and contingencies recognized from business combinations. Tax realization of goodwill occurs upon the merger of the investments and contingencies arising from write-offs due to the settlement or reversal of the processes involved.
(v) Tax credits arising from the balance of tax paid on profit abroad and the worker's food program.
(vi) Goodwill for the future profitability of the merged companies is not amortized since the adoption of Law 11.638/07. Tax realization is associated with the write-off of goodwill due to impairment or upon divestment.
(vii) For calculation of IR and CSL, assets are depreciated at rates higher than those used for accounting purposes. As tax depreciation is exhausted, these deferred IR and CSL start to be realized.
(viii) Accounting provisions of transaction costs in financing acquisitions.
(ix) Fair value adjustments on property, plant and equipment and intangible assets identified in business combinations, whose tax realization is based on the depreciation and amortization of these assets.
(x) Additional adjustment, upon adoption of Law 11.638/07, of property, plant and equipment, whose tax realization is based on the depreciation of assets.

Annually, the Company revises its projection of taxable income based on its Business Plan (Note 3.2.1). If this projection indicates that the taxable income will not be sufficient to realize the deferred taxes, the amount corresponding to portion of the deferred tax that will not be recovered is written off.

23 Sundry provisions

	Note		Consolidated		Parent company
		2020	2019	2020	2019
Provision for environmental damages	(a)	602,490	365,155	595,855	362,074
Provision for customers rebates	(b)	123,465	84,110	47,395	22,536
Other		148,253	55,941	112,768	31,258
Total		**874,208**	**505,206**	**756,018**	**415,868**
Current liabilities		362,407	203,134	279,702	141,319
Non-current liabilities		511,801	302,072	476,316	274,549
Total		**874,208**	**505,206**	**756,018**	**415,868**

(a) Provision for recovery of environmental damages

Braskem operates in several countries and is subject to different environmental laws and regulations inherent to the operations and activities areas. Remediation expenses are incurred during several years due to their complexity and extension. New information on websites, new technologies or future developments, such as involvement in investigations by regulatory agencies, may require that we reevaluate our potential exposure related to environmental matters. The Company has identified areas where remediation actions will be necessary. Due to the high complexity in identifying potential environmental impacts, alternative solutions and recovery costs estimations, these estimates can only be made with reasonable assurance after the completion of all phases of the process to identify and investigate environmental liabilities, which are in accordance with the phases and protocols established by environmental agencies. The Company monitors the areas under study to

All amounts in thousands, except as otherwise stated

capture any new facts and changes in circumstances that change the prognosis of actions to be adopted and consequently affect the estimation of provision for environmental remediations.

(b) Rebates

Some sales agreements of Braskem provide for a rebate, in products, should certain sales volumes be achieved within the year, six-month period or three-month period, depending on the agreement. The bonus is recognized monthly in a provision, assuming that the minimum contractual amount will be achieved. As it is recognized based on contracts, the provision is not subject to significant uncertainties with respect to their amount or settlement.

(c) Changes in provisions

				Consolidated
	Rebate	Recovery of environmental damage	Other	Total
December 31, 2018	**88,026**	**307,546**	**28,970**	**424,542**
Additions, monetary adjustments and exchange variation	74,299	144,617	34,194	253,110
Write-offs through usage and payments	(78,215)	(87,008)	(7,223)	(172,446)
December 31, 2019	**84,110**	**365,155**	**55,941**	**505,206**
Additions, monetary adjustments and exchange variation	150,132	306,274	119,831	576,237
Write-offs through usage and payments	(110,777)	(68,939)	(27,519)	(207,235)
December 31, 2020	**123,465**	**602,490**	**148,253**	**874,208**

				Parent company
	Rebate	Recovery of environmental damage	Other	Total
December 31, 2018	**33,914**	**307,546**	**3,871**	**345,331**
Additions, monetary adjustments and exchange variation	47,844	141,536	31,698	221,078
Write-offs through usage and payments	(59,222)	(87,008)	(4,311)	(150,541)
December 31, 2019	**22,536**	**362,074**	**31,258**	**415,868**
Additions, monetary adjustments and exchange variation	93,037	302,720	101,548	497,305
Write-offs through usage and payments	(68,178)	(68,939)	(20,038)	(157,155)
December 31, 2020	**47,395**	**595,855**	**112,768**	**756,018**

All amounts in thousands, except as otherwise stated

24 Contingencies

Braskem is a defendant in lawsuits and administrative proceedings arising from the normal course of its business. These claims are of a tax, labor and social security, civil and corporate nature. Proceedings assessed as having a probable chance of loss are provisioned for, as described in Note 3.2.3. Proceedings assessed as having a possible chance of loss are not provisioned for.

In addition, Braskem also is a plaintiff to several lawsuits. In these cases, the Company discloses the contingent asset when the receipt of economic benefits is probable. However, when the realization of the benefit is virtually certain, the related asset no longer constitutes a contingent asset, and as such amount is recognized.

Any changes in the court's understanding of the position could cause future impacts on the financial statements of the Company due to such proceedings.

24.1 Claims with probable chance of loss and contingent liabilities arising from business combinations

	Consolidated		Parent company	
	2020	2019	2020	2019
Labor claims	280,066	315,437	272,989	312,148
Tax claims				
Normal operations				
IR and CSL	57,662	22,284	57,662	22,284
PIS and COFINS	226,742	196,356	226,742	196,356
ICMS	14,104	70,645	14,104	70,645
Other tax claims	19,759	18,475	16,123	14,837
	318,267	**307,760**	**314,631**	**304,122**
Business Combination				
IR and CSL	3,680	3,581	3,680	3,581
PIS and COFINS	65,041	63,291	65,041	63,291
ICMS - interstate purchases	305,747	297,456	305,747	297,456
	374,468	**364,328**	**374,468**	**364,328**
Corporate claims	126,057	118,485	126,057	118,485
Civil claims and other	52,229	45,514	49,422	43,145
	1,151,087	1,151,524	1,137,567	1,142,228

All amounts in thousands, except as otherwise stated

(a) Labor claims

The provision on December 31, 2020 is related to 551 labor claims, including occupational health and security cases (604 in 2019). The Management of Braskem, based on its assessment and of its external legal advisors, estimate that the term for the termination of these types of claims in Brazil exceeds five years. The estimates related to the outcome of proceedings and the possibility of future disbursement may change in view of new decisions in higher courts.

(b) Tax claims

On December 31, 2020, the main claims are the following:

(i) Non-cumulative PIS and COFINS

The Company is charged amounts arising from compensation of Non-Cumulative PIS and COFINS tax credits in the years 2005, 2010 and in the period from 2012 to 2016 that were not approved by the Federal Revenue Service of Brazil ("RFB"), mainly related to the following topics:

- Offsetting Statements ("DCOMPs"), with credits in amounts that exceeded those declared in the respective Statement of Calculation of Social Contributions ("DACONs");
- freight expenses: not associated with sales operations and/or operations without proven association and contracted in the country, but concerning imported products;
- credits arising from the acquisition of property, plant and equipment mostly related to acquired companies, whose documentation was not found;
- taxation of taxable revenues incorrectly classified as tax exempt, subject to zero tax rate or not taxed.

On December 31, 2020, the balance of this provision was R$197,707 (R$193,139 in 2019).

The Management of Braskem, based on its assessment and of its external legal advisors and considering the precedents on the matters at the Administrative Council of Tax Appeals ("CARF"), estimates that the administrative procedures will be concluded in 2025.

(ii) PIS and COFINS taxes

The Company is assessed for the payment of these taxes in many legal and administrative claims, such as:

- Insufficient payment of COFINS for the period from March 1999 to December 2000, from February 2001 to March 2002, from May to July 2002 and September 2002 due to alleged calculation errors, and non-compliance with the widening the tax calculation base and increasing the contribution rate envisaged in Law 9.718/98;
- Offset of the COFINS dues relating to September and October 1999 using the credit resulting from the addition of 1% to the COFINS rate;
- Rejection of the offset of PIS and COFINS dues relating to the period from February to April 2002 using the PIS credits under Decree-Laws 2.445 and 2.449, calculated between June 1990 and October 1995, under the argument that the time period for using said credits had expired; and

All amounts in thousands, except as otherwise stated

- Alleged non-taxation of revenue from foreign exchange variations, determined as a result of successive reductions in the capital of the associated company.

On December 31, 2020, the balance of this provision was R$65,041 (R$63,291 in 2019).
Management estimates the administrative procedures will conclude in 2023 and the court decisions in 2030.

Guarantees were offered for court claims in the form of bank guarantee and finished products, which, together, cover the amount of claims.

(iii) ICMS - interstate purchases

In 2009, the merged company Braskem Qpar was assessed by the Finance Department of the State of São Paulo for the payment of ICMS in view of allegedly committing the following violations:

- Undue use of ICMS tax credits in the amount of R$58,164, due to the recording of credits indicated in the invoices for the sale of "acrylonitrile," "methyl acrylate" and "methyl methacrylate," issued by Acrinor Acrilonitrila do Nordeste S/A and Proquigel Química S/A, since the products were to be exported, and were therefore exempt from payment of ICMS tax;

- The fine for the abovementioned tax offense corresponds to 100% of the principal value recorded, as per Article 527, item II, sub-item "j" jointly with paragraphs 1 and 10 of RICMS/SP;

- Fine in the amount of 30% on R$480,389, which corresponds to the sum of the amounts indicated in tax documents whose outflow of goods was not identified by the tax authority, entered based on the provisions of Article 527, item IV, sub-item "b" jointly with paragraphs 1 and 10 of RICMS/SP; and

- Fine due to lack of presentation of tax documents requested under a specific deficiency notice, as per Article 527, item IV, sub-item "j" jointly with paragraphs 8 and 10 of RICMS/SP.

After ending the discussions in the administrative sphere in 2015 with the partial reduction in contingency, the Company proposed lawsuits to continue the discussion.

On December 31, 2020, the balance of this provision was R$305,747 (R$297,456 in 2019). The Management of Braskem, based on its assessment and of its external legal advisors. Management estimates the legal procedures will conclude in 2026.

These lawsuits are secured by a guarantee insurance.

(c) Corporate claims

It is an ordinary collection claim combined with a request for damages for losses, in which a former shareholder requests the payment of dividends and a share bonus arising from the class "A" preferred shares of the dissolved company Salgema Indústrias Químicas S.A.

Once the claims were granted, the amount effectively owed by Braskem began to be calculated. During this phase, the judge recognized that dividends and bonus related to the years prior to 1987 had become time-barred. However, the Alagoas State Court of Appeals reviewed the decision to include that the amounts related to such

All amounts in thousands, except as otherwise stated

period also were owed by Braskem. Against the decision, Braskem filed a Special Appeal with the Superior Court of Justice ("STJ"), which was partially granted. Currently, the Company awaits the decision of the STJ regarding the merits of the appeal (i.e., the time-barring of the right of the shareholder to receive dividends for said period).

On December 31, 2020, Braskem recognized a provision for a possible negative ruling of R$66,957 (R$64,305 in 2019).

(d) Changes in claims with probable chance of loss

					Consolidated
	Labor claims	Tax claims	Corporate claims	Civil claims and other	Total
December 31, 2019	**315,437**	**672,088**	**118,485**	**45,514**	**1,151,524**
Additions, monetary adjustments and exchange variation	140,386	130,302	10,242	32,207	313,137
Payments	(42,174)	(21,649)		(9,166)	(72,989)
Reversals	(133,583)	(88,006)	(2,670)	(16,326)	(240,585)
December 31, 2020	**280,066**	**692,735**	**126,057**	**52,229**	**1,151,087**

					Parent company
	Labor claims	Tax claims	Corporate claims	Civil claims and other	Total
December 31, 2019	**312,148**	**668,450**	**118,485**	**43,145**	**1,142,228**
Additions, monetary adjustments and exchange variation	135,291	130,304	10,242	31,768	307,605
Payments	(40,867)	(21,649)		(9,166)	(71,682)
Reversals	(133,583)	(88,006)	(2,670)	(16,325)	(240,584)
December 31, 2020	**272,989**	**689,099**	**126,057**	**49,422**	**1,137,567**

24.2 Claims and contingent liabilities with possible chance of loss

			Consolidated
	Note	2020	2019
Tax claims	(a)	11,869,212	6,199,283
Civil claims - Alagoas	26	796,712	33,973,320
Civil claims - Other	(b)	708,120	769,126
Labor claims	(c)	663,448	642,229
Environmental claims	(d)	507,973	166,897
Social security claims	(e)	326,730	29,830
Other lawsuits	(f)	530,927	350,016
Total		**15,403,123**	**42,130,701**

All amounts in thousands, except as otherwise stated

(a) Tax

IR and CSL – Exchange variation on naphtha imports

In December 2017 and December 2020, the Company received a tax deficiency notice related to the disallowance of exchange variation expenses between the due date of commercial invoices and the effective payment of obligations related to naphtha imports, related to calendar years 2012 and 2015, respectively. Regarding calendar year 2012, disallowances led to the adjustment of tax losses and social contribution tax loss carryforwards. For 2015, a tax credit was considered along with a qualified fine corresponding to 150% of the tax deficiency notice amount.

The tax deficiency notice issued in December 2020 also resulted in partial disallowance of the cost of naphtha imported from its subsidiary abroad, in an amount corresponding to the profit margin calculated by the subsidiary in the naphtha resale operations, carried out in 2014 and 2015.

The adjusted amount as of December 31, 2020 of said uncertain tax treatment is approximately R$1 billion.

Braskem's Management, based on its evaluation and that of its external legal advisors, estimates that: (i) the probability of loss is possible given the regularity of using trading in import operations; the exchange variation expense is accessory to the principal and, therefore, deductible; fluctuations in exchange rates are not predictable; there are errors in the calculation of the subsidiary's profit margin; (ii) the administrative proceedings will be concluded in 2026.

ICMS – Credit reversal on output with tax deferral

In July and December 2020, the Company was notified, by the State of Alagoas, due to the lack of ICMS tax payment arising from the alleged lack of reversal of the tax credited in operations prior to outflows with tax deferral.

On December 31, 2020, the adjusted value of these cases was R$569 million.

Braskem's Management, based on its evaluation and that of its external legal advisors, estimates that: i) the probability of loss is possible due to court precedents and evidence produced; and that the deferral is not a tax benefit and the establishment notified does not receive incentives, therefore the credit reversal is not necessary (whose maintenance, in addition, is assured by the legislation in force on said date); ii) the administrative proceedings should be concluded by 2025.

Tax on Financial Operations ("IOF")

The Company was a party to claims for the collection of IOF tax debits in administrative proceedings and lawsuits, which claimed: (i) non-payment of IOF on operations relating to Advances for Future Capital Increase (AFAC) and checking accounts conducted by the merged companies Quattor Participações S.A. and Quattor Química S.A., which were considered loans by Brazilian Federal Revenue; and (ii) requirement to pay IOF/credit on fund transfers and receipts between the Company and CPN Incorporated through a checking account contract and the single cash management related to the period from May 2002 to April 2004.

In April 2020, the administrative decision that deemed invalid the claim discussing the characterization of loans in AFAC operations and checking accounts became final and unappealable, reducing this contingency by R$108 million. On December 31, 2020, the restated value of the remaining claims related to the topic corresponded to R$59 million.

All amounts in thousands, except as otherwise stated

The external legal advisors of the Company estimate that the administrative proceedings should be concluded by 2027.

The Company offered guarantee that cover the full amount in litigation.

IRPJ and CSLL – Foreign earned income – Braskem America

In July 2020, the Company was notified by the Federal Revenue Service for not subjecting to taxation the income earned abroad by its subsidiary Braskem America Inc. in fiscal year 2015, given the nonconsideration of the tax credits obtained by this foreign subsidiary. The notification also involves allegations of undue offset of social contribution tax loss carryforwards for fiscal year 2016, due to the nonexistence of balances, given the disallowances arising from tax deficiency notices and the applications under tax amnesty programs.

At December 31, 2020, the restated amount of the taxes and tax effects from disallowances of income tax losses and social contribution tax loss carryforwards under said tax deficiency notice was R$279 million.

Braskem's Management, based on its evaluation and that of its external legal advisors, estimates that this administrative proceeding should be concluded by 2025.

IRPJ and CSLL – Foreign earned income – Braskem Holanda

The Company received a deficiency notice from Brazilian Federal Revenue Service, referring to fiscal years 2015 and 2016, stating its disagreement with applying the Agreement between Brazil and the Netherlands to avoid double taxation, which establishes that Dutch companies' profits cannot be taxed in Brazil.

Braskem's management, based on the assessment of its external legal advisors, understands that the profits earned by its subsidiary abroad are exempt from taxation in Brazil under Article 7th of said Agreement between Brazil and the Netherlands to avoid double taxation. It is pending in the administrative sphere. On December 31, 2020, the adjusted amount of the uncertain tax treatment is approximately R$3.7 billion.

The administrative proceeding should be concluded by 2025.

PIS, COFINS: taxation of liability reductions settled in connection with the installment plan under Provisional Executive Order ("MP") 470/09

The Company received notice for not applying to PIS and COFINS taxes the reductions for fines and interest, in view of the adoption of the installment plan offered under Provisional MP 470/09.

On December 31, 2020, the restated value of this proceeding amounted to R$892 million.

Braskem's Management, based on its evaluation and that of its external legal advisors, estimates that the probability of loss is possible, since the liability reductions arising from the amnesty and tax installment program, offered by the Federal Government, are not income taxable by PIS and COFINS and, even if so, should be considered financial income taxable, at the time, at a rate of zero.

The administrative proceeding should be concluded by 2021.

IR and CSL – Charges with goodwill amortization

The Company was served by the RFB for deducting amortization charges, from 2007 to 2013, relating to goodwill originated from acquisitions of shareholding interests in 2002. In 2002, Braskem foundation was fulfilled due to petrochemical assets disposals from several business groups.

After definitive reductions made in the administrative instance, on December 31, 2020, the uptaded contingency estimate is R$1 billion.

Braskem's Management, based on its evaluation and that of its external legal advisors, estimates that: (i) the probability of loss is possible, since the equity interests were acquired with effective payment, a business purpose and the participation of independent parties; (ii) these administrative proceedings should be concluded by 2022, while the only current court proceeding should be concluded by 2030.

The Company offered a performance bond that covers the total amount involved in the court proceeding.

All amounts in thousands, except as otherwise stated

Non-cumulative PIS and COFINS taxes

The Company received a deficiency notice from the RFB due to the use of non-cumulative PIS and COFINS tax credits in the acquisition of certain goods and services consumed in its production process.

The matters whose chance of loss is deemed as possible are mainly related to the following: (i) effluent treatment services; (ii) charges on transmission of electricity; (iii) freight for storage of finished products; (iv) extemporaneous credits from various acquisitions; and (v) property, plant and equipment. These matters have already been contested at the administrative and court level and comprise the period from 2006 to 2016.

On December 31, 2020, the amount under discussion of these notices is R$1.3 billion (R$1.2 billion in 2019).

The Management of Braskem, based on its assessment and of its external legal advisors, estimates that: (i) the administrative proceedings should be concluded by 2025, while the lawsuits should be concluded by 2030; and (ii) in the event of an adverse ruling for the Company, which is not expected, these contingencies could be settled for up to 50% of the amounts in dispute. These estimates are based on the probability of loss of the Company's defense thesis, based on previous administrative and court precedents.

The Company offered a performance bond that covers the total amount involved in the only current court proceeding.

Income Tax (IR) and Social Contribution (CSL) – Unlimited offsetting

In December 2009 and March 2017, the Company received tax deficiency notices claiming that the methodology used to offset tax losses and tax loss carryforwards that failed to observe the limit of 30% of the Taxable Profit and Social Contribution calculation base when offsetting such liabilities with Corporate Income Tax and Social Contribution liabilities in merger operations, respectively, in November 2017 and August 2013.

On December 31, 2020, the updated value of the contingency amounted to R$352 million (R$348 million in 2019).

Braskem's Management, based on its evaluation and that of its external legal advisors, estimates that: (i) the probability of loss is possible for these proceedings, since the noncompliance with the 30% limit mentioned above was exclusively due to the last Corporate Income Tax Statements (DIPJ) submitted by the Company, which was dissolved due to its merger into Braskem S.A.; (ii) the court proceedings should be concluded by 2030.

The Company offered performance bonds that cover the total amount involved in the court proceeding.

ICMS

The Company is involved in many ICMS collection claims drawn up in the States of São Paulo, Rio de Janeiro, Rio Grande do Sul, Bahia, Pernambuco and Alagoas, which materialized in administrative and court proceedings. The matters assessed as possible losses include the following topics:

- ICMS credit on the acquisition of assets that are considered by the Revenue Services as being of use and consumption. The Revenue Service understands that the asset has to be a physically integral part of the final product to give rise to a credit. Most of the inputs questioned do not physically compose the final product. However, the Judicial branch has a precedent that says that the input must not necessarily be an integral part of the finished product, and can be consumed in the production process.

All amounts in thousands, except as otherwise stated

- ICMS credit arising from the acquisition of assets to be used in property, plant and equipment, which is considered by the Revenue Services as not being related to the production activity, such as laboratory equipment, material for the construction of warehouses, security equipment, etc.

- internal transfer of finished products for an amount lower than the production cost;

- omission of the entry or shipment of goods based on physical count of inventories;

- lack of evidence that the Company exported goods so that the shipment of the goods is presumably taxed for the domestic market;

- non-payment of ICMS on the sale of products subject to tax substitution and credit from acquisitions of products subject to tax substitution;

- fines for the failure to register invoices;

- nonpayment of ICMS tax on charges related to the use of the electricity transmission system in operations conducted in the Free Market of the Electric Power Trading Chamber; and

- usage of ICMS tax base below the level envisaged in legislation for internal transfers to another unit in the State of Alagoas of DCE (dichloroethane), between January 2013 and May 2016, which is a product that is not subject to deferral in such transactions. The payment represents 30% of the total contingency.

On December 31, 2020, the adjusted value of these proceedings was R$883 million (R$740 million in 2019).

The Management of Braskem, based on its assessment and of its external legal advisors, estimates that: (i) these administrative proceedings are expected to be terminated in 2025, while the court proceedings are expected to be terminated in 2030; and (ii) in the event of an unfavorable decision to the Company, which is not expected, these contingencies could be settled for up to 50% of the amounts in dispute. This estimate is based on the probability of loss of the Company's defense theory taking into consideration the case law at the administrative and judicial levels.

The Company offered performance bonds that cover the total amount involved in the current court proceedings.

PIS and COFINS sundry

The Company is involved in collection actions related to PIS and COFINS assessments in the administrative and judicial courts, with possible probability of loss, which discuss the alleged undue offsetting of credits arising from other administrative proceedings and lawsuits, including: (i) Income Tax prepayments; (ii) FINSOCIAL; (iii) tax on net income (ILL); (iv) PIS-Decrees – Federal Laws 2.445 and 2.449; and (v) the COFINS tax arising from the undue payment or payment in excess.

On December 31, 2020, the adjusted amounts involved of these assessments total R$130 million.

The Management of Braskem, based on its assessment and of its external legal advisors, estimates that: (i) these judicial proceedings are expected to be terminated in 2024; and (ii) in the event of an unfavorable decision to the Company, these contingencies could be settled for up to 50% of the amounts in dispute. This estimate is based on the probability of loss of the Company's defense theory taking into consideration the case law at the administrative and judicial levels.

All amounts in thousands, except as otherwise stated

The Company offered guarantees that cover the total amount involved in the current court proceedings.

IRRF, IR and CSL – Commission expenses

In December 2017, the Company received a tax deficiency notice from the Brazilian Federal Revenue arising from: (i) the disallowance of commission expenses paid by Braskem in 2011; (ii) the disallowance of commission expenses paid by Braskem Inc. in 2013 and 2014; (iii) lack of payment of withholding income tax (IRRF) on the payments referred to in the previous item; and (iv) the disallowance of advertising expenses incurred in 2013.

On December 31, 2020, the restated amount of taxes and tax effects from disallowances of income tax losses and social contribution tax loss carryforwards through said tax deficiency notice is R$139 million (R$133 million in 2019).

The assessment of possible loss in this claim is based on the following: (i) the expenses incurred in 2011 already are subject to the statute of limitations. Furthermore, the tax credit recognized by the Brasilian Federal Revenue considered the sum of the disallowances disputed in other administrative proceedings that are pending a final decision, which do not belong in the claim in question; (ii) the expenses incurred by Braskem INC already were paid by the Company itself, which led only to the reduction of its tax loss backlog, without the need to pay additional taxes; (iii) the IRRF claimed by the Brazilian Federal Revenue aims to reach a taxpayer located abroad, which as such is not subject to Brazilian tax law; and (iv) the disallowed advertising expenses are related to the Company's business activities.

Braskem's Management, based on its evaluation and that of its external legal advisors, estimates that this administrative proceeding should be concluded by 2022.

Isolated fine – failure to ratify DCOMPS

In 2016 through 2020, the Company received notifications of individual fines imposed due to the use of credits from: (i) non-cumulative PIS/COFINS taxes; (ii) negative balances of IRPJ/CSLL taxes; (iii) REINTEGRA credits; and iv) other credits, for offsets not approved by the Brazilian Federal Revenue.

On December 31, 2020, the restated value of these deficiency notices amounted to R$345 million (R$289 million in 2019).

Braskem's Management, based on its evaluation and that of its external legal advisors, estimates that: (i) the probability of loss is possible, due to favorable court precedents, especially in the judicial sphere; (ii) these administrative proceedings should be concluded by 2025, while the only current lawsuit should be concluded by 2030.

The Company offered a performance bond that covers the total amount involved in the judicial proceeding.

IRPJ/CSLL – Negative Balance – Offset

The Company claims, at the administrative and judicial levels, that RFB denies offsets seeking to settle federal taxes with credits arising from negative balance of IRPJ and CSLL.

All amounts in thousands, except as otherwise stated

On December 31, 2020, the restated value of the taxes whose offset was not approved amounted to R$182 million (R$196 million in 2019).

Braskem's Management, based on its evaluation and that of its external legal advisors, estimates that: (i) the probability of loss is possible, given the court precedents and the evidence produced in records; (ii) the administrative proceedings should be concluded by 2024, while the court proceedings should be concluded by 2023.

The Company offered guarantees that cover the total amount involved in the current court proceedings.

PIS and COFINS – DCide-Fuels Tax Offset

The Company is a party to lawsuits claiming PIS and COFINS tax liabilities arising from their offset using Cide-Fuels tax credits, as authorized under Federal Law 10.336/2001.

On December 31, 2020, the adjusted value of these cases was R$116 million.

Braskem's Management, based on its evaluation and of its external legal advisors, estimates that this proceeding should be concluded by 2030.

The Company offered guarantee that cover the total amount involved in the current court proceedings.

Foreign exchange gains and deduction of interest paid to related parties – Braskem Mexico

In November 2020, the Mexican Tax Administration Services issued their observations from the tax audit performed for the fiscal year 2016 on Braskem México Proyectos S.A. de C.V., SOFOM ENR, regarding two matters: (i) the calculation of foreign exchange gains; and (ii) the deduction of interest paid to foreign related parties.

The tax audit observation letter received from the tax authority is not a tax assessment nor a conclusion of the audit inspection procedures. Management, based on its assessment and of its external legal advisors, considers that there are reasonable arguments for defending the methodology applied, which is in accordance with the applicable tax rules. The updated amount as of December 31, 2020 of said uncertain tax treatment is approximately R$96.1 million.

(b) Civil

Excess weight

Public-Interest Civil Action filed by the Federal Prosecution Office in Brasilia ("MPF"), with the objective of holding the company liable for damages caused to federal roads by trucks carrying excess weight, involving the amount of R$61.8 million at December 31, 2020 (R$61.2 million in 2019). The action seeks to indemnify the country for collective pecuniary damages and pain and suffering. A decision was rendered in the principal case denying all claims made by the MPF. The case is awaiting judgment of appeal filed by MPF at the STJ.

All amounts in thousands, except as otherwise stated

Caustic soda transportation

The Company is the defendant in civil lawsuits filed by the owner of a former distributor of caustic soda and by the shipping company that provided services to this former distributor. The claimants seek indemnity for damages related to the alleged non-performance of the distribution agreement by the Company.

In June 2020, the parties entered into an agreement in which Braskem undertakes to pay, as indemnification, the amount of R$7.4 million (R$65.8 million in 2019). The agreement was approved and paid in October 2020 and, for such reason, said proceedings were concluded.

Resale of solvents

In January 2017, the Company became defendant in a civil lawsuit filed by former reseller of solvents, claiming alleged breach of a tacit distribution agreement. The lawsuit is pending judgment. On December 31, 2020, the claims prepared by the other party amounted to R$222.8 million (R$204.6 million in 2019).

The risk of this claim is assessed as possible.

Recourse action of insurer

Action for indemnity filed by the insurer of a client of the Company. The insurer seeks, in recourse, reimbursement for the amount paid to the client under the insurance agreement entered into with the client, whose amount adjusted as of December 31, 2020 is R$84.9 million (R$77.7 million in 2019). According to the Insurer, the losses sustained by the client, reimbursed by the insurer, allegedly were caused by products supplied by Braskem outside of specifications. The action is pending judgment.

The assessment is that the action will be possibly deemed groundless.

Hashimoto Public-Interest Civil Action

The Public-Interest Civil Action was filed in June 2018 by the São Paulo State Public Prosecutor's Office against the Company and other firms that operate in the Capuava Petrochemical Complex, claiming the reparation and/or remediation of environmental damages supposedly arising from the emission of pollutants into the air, as well as the joint judgement of companies that comprise said complex seeking environmental moral damages in the inflation-adjusted amount of R$144.4 million (R$126.5 million in 2019). Braskem filed its defense in December 2020. The defense of the other defendants and the subsequent decision of the judge is pending.

The Management of Braskem, based on its assessment and of its external legal advisors believes that the lawsuit possibly will be dismissed within a period of eight years.

(c) Environmental

Public-Interest Civil Action filed in September 2011 by the Local Government of the city Ulianópolis in Pará State against Braskem and other companies, claiming reparation and/or remediation of environmental damages allegedly resulting from the delivery of waste to the company CBB, which had not disposed of it properly, polluting an area of the Municipality of Município de Ulianópolis, as well as the joint and several liability of these companies for the payment of indemnification for environmental damage in the adjusted amount of approximately R$277 million. The companies filed their defense and the judge's decision is pending.

All amounts in thousands, except as otherwise stated

The Management of Braskem, based on its assessment and of its external legal advisors believes that the lawsuit possibly will be dismissed within a period of eight years.

(d) Social security

In 2012, the Company withdrew sponsorship of the plans Petros Copesul and Petros PQU, whose private pension entity was Petros, remaining the obligation established under the Sponsorship Withdrawal Instrument to pay the mathematical reserves of Members, pursuant to Complementary Law 109/2001, which was met in 2015. However, after the payment, several beneficiaries filed individual and collective action regarding various claims, such as: (i) Difference of the Individual Withdrawal Fund; (ii) Change in base date; (iii) age limiter; (iv) 90% of supplementation; (vi) Return of Contributions; (vii) Difference in Savings Account Reserve; (viii) Objection against legality of Sponsorship Withdrawal.

Currently, this portfolio is composed of 801 active cases deemed as possible in terms of financial contingency, representing an estimated disbursement of R$326.7 million (R$29.4 million in 2019).

(e) Other lawsuits

Incentivized Preferred Shares

The Company currently is subject to the liquidation of an award related to a lawsuit filed in 1988, whose decision required Polialden Petroquímica S.A., a company merged into Braskem, to pay certain non-controlling shareholders that hold preferred shares in Polialden the distribution of the remaining net profit of the company.

The liquidation of award aims to determine the value of the dividends to be paid in accordance with the terms of the decision. The process is awaiting the start of the expert evidence.

This plaintiff is split into several issues. The Company recorded a provision of R$16.9 million for matters whose possibility of an outflow of resources is probable. The ones whose chance of loss is assessed as possible amounted to R$206.4 million.

Social security – hazardous agents

The Company is a party to other administrative proceedings and lawsuits, which claim: (i) payments related to tax-deficiency notices for additional contribution for Occupational Accident Risk ("RAT") to fund the special retirement plan due to the alleged exposure of workers to hazardous agents; as well as financial penalty for not disclosing it in GFIP (from April 1999 to February 2006); (ii) the assessment of premium for RAT in view of workers' alleged exposure to hazardous agents (noise and carcinogenic agents) in the period from January 2016 to July 2018; and (iii) the claim in a tax foreclosure, of said additional payment for RAT, related to periods from November 2000 to January 2001 and from November 2001 to June 2002.

After the new tax notice received in May 2020, the total amount of these proceedings on December 31, 2020 is approximately R$182 million (R$47 million in 2019).

Braskem's Management, based on its assessment and that of its external legal advisors, estimates that the probability of loss is possible and the administrative proceedings should be concluded by 2024, while the only current court proceeding should be concluded by 2028.

No deposit or any other type of guarantee for the proceedings still pending in the administrative instance have been made, and the only lawsuit is secured by a guarantee insurance.

All amounts in thousands, except as otherwise stated

24.3 Class action

On August 25, 2020, an action was filed against Braskem and some of its current and former executives in the US District Court for the District of New Jersey, in the United States, on behalf of an alleged class of investors who acquired Braskem's shares between May 6, 2016 and July 8, 2020. The actions were filed against Braskem and individual defendants in accordance with the U.S. Securities Exchange Act of 1934 and its rules, based on allegations that the defendants made false statements or omissions related to the geological event in Alagoas and related matters. On January 15, 2021, the Court named two plaintiffs to act as leading plaintiffs in the action. The Company engaged a specialized US-based law office to represent it in the class action.

Braskem's Management, based on its assessment and that of its external legal advisors, and given the initial phase of the class action mentioned above, considers it is not possible at the moment to estimate the reliable potential amount involved.

Braskem cannot predict the reliable future developments of this matter or the expenses arising from it, including rates and costs in solving the dispute. The Company may be named as a defendant in other legal actions.

24.4 Contingent assets

Contingent assets are possible assets whose existence will be confirmed by the occurrence or non-occurrence of uncertain future events that are not wholly within the Company's control. Contingent assets are not recognised, but they are disclosed when it is more likely than not that an inflow of benefits will occur. However, when the inflow of benefits is virtually certain, an asset is recognised in the financial position statement because that asset is no longer considered contingent.

(i) Compulsory loans Eletrobrás – Centrais Elétricas Brasileiras S.A.

The compulsory loan in favor of Eletrobrás was established by Federal Law 4.156/62, to finance the energy industry and remained effective until 1993. It was collected through the energy bills of industrial consumers with monthly consumption equal to or higher than 2000kwh and, after successive amendments to the law, the reimbursement, plus compensatory interest of 6% per year, was extended to 20 years, which can be anticipated through conversion of credits into shares issued by Eletrobrás.

Between 2001 and 2009, the companies merged into Braskem S/A filed proceedings seeking the recovery of amounts related to differences in the inflation adjustment of the compulsory loan, interest on arrears and compensatory interest and other related payments.

The Company obtained a favorable final and unappealable decision in the cases of the merged companies Alclor Química de Alagoas Ltda., Companhia Alagoas Industrial – Cinal, Companhia Petroquímica do Sul S.A. – Copesul and Trikem S. A., which are in the execution phase, discussing the amounts to be effectively returned. The cases of the merged companies Ipiranga Petroquímica S.A., Petroquímica Triunfo Ltda. and Quattor Química S.A are in the cognizance phase.

The term, form and amount to be realized are still uncertain, so it is not possible to determine the amount to be received and, for such reason, the asset does not meet the conditions to be recorded in the financial statements.

All amounts in thousands, except as otherwise stated

(ii) Exclusion of ICMS infrom the PIS and COFINS calculation basis

The main federal tax credit refers to the exclusion of ICMS from the PIS/COFINS calculation basis. The Company and its merged companies filed various lawsuits claiming recognition of the right to exclude ICMS from the calculation base for PIS and COFINS and the consequent repetition of undue payment. The oldest period of the lawsuit dates back to 1991. In 2020, the final and unappealable decisions of the lawsuit filed by Braskem S.A. itself and of another lawsuit filed originally by a merged company were certified. As a result of these decisions, during 2020, the amount of R$438,044 (R$2,048,782 in 2019) related to surpluses of PIS and COFINS taxes were recognized, of which R$310,557 was recorded under "Other operating income (expenses)" (R$1,904,206 in 2019) and R$127,488 under "Financial income" (R$207,582 in 2019).

Of the total tax credit recorded by the Company related to this topic, since 2019, R$2,067,215 already has been offset. On December 31, 2020, the balance was R$1,002,605, recorded under current assets. The balance on December 31, 2019 was R$2,350,817 (current assets of R$783,199 and non-current assets of R$1,567,618).

With regard to the lawsuits with final and unappealable decisions, certain decisions involve expressly the credit calculation criteria, while others were more generic, only determining the exclusion of this tax. The Company, assisted by specialized third party consulting firm, proceeded with the measurement of these tax credits, basically considering the amount of ICMS stipulated on the sales invoices and other tax information on the accessory obligations to ensure the consistency of the calculations, grounded in the legal opinion.

The Company has other lawsuits about the same topic that are still pending a final and unappealable decision. The oldest period of these lawsuits pending decisions dates back to 1999. On December 31, 2020, the Company estimates future recognition of R$2 billion.

(iii) PIS/COFINS – Depreciation/amortization charges

With the issue of Federal Laws 10.865/04 and 10.833/03, the right to use non-cumulative PIS/COFINS credits related to charges on depreciation and amortization of machinery, equipment and other property, plant and equipment items was denied for the assets acquired until April 30, 2004 and for the assets not used in the production of other assets held for sale or taxpayer's service rendering. Starting in 2005, the companies merged into Braskem S/A filed actions seeking recognition of the right to recover credits no longer used after May 1, 2004, due to the aforementioned denials. The Company obtained partially favorable final and unappealable decision in the proceeding of the merged company Quattor Participações S.A., to negate the denial related to the date of acquisition of the asset. The Company is gathering the supporting documentation to subsidize the use of the credit recognized, but the term, form and amount to be realized are still uncertain and, for such reason, the asset does not meet the conditions to be recorded in the financial statements.

All amounts in thousands, except as otherwise stated

25 Leniency agreement

Global Settlement with authorities

In the context of allegations of undue payments in connection with Operation Car Wash in Brazil, the Company hired external experts in investigation to conduct an independent investigation into such allegations ("Investigation") and to report their findings. The Company cooperated and continues to cooperate with government authorities from various jurisdictions, including the Department of Justice of the United States (DoJ), the Securities and Exchange Commission of the United States (SEC), the Federal Prosecution Office (MPF) and the Swiss Office of the Attorney General (OAG).

In December 2016, the Company entered into Leniency Agreements with the Federal Prosecution Office ("MPF Agreement") and with U.S. and Swiss authorities ("Global Settlement"), in the approximate amount of US$957 million (approximately R$3.1 billion, at the time), which were officially ratified as follows:

1. In Brazil, the MPF Agreement was ratified by the 5th Coordination and Review Chamber of the MPF on December 15, 2016, with ratification by the 13th Federal Court of Curitiba on June 6, 2017.
2. The agreement with the U.S. Department of Justice ("DoJ") was confirmed by a U.S. court ruling on January 26, 2017 ("Plea Agreement").
3. The agreement with the Securities and Exchange Commission ("SEC") was confirmed on February 28, 2017.
4. The agreement with the Swiss authorities did not require ratification to produce effects; on December 21, 2016, the OAG concluded its investigations and issued an order to conclude the case based on the Company's collaboration.

As disclosed to the market on July 10, 2018 and as per the material fact notice on May 27, 2019, the Company engaged in a process of cooperation and negotiation with the Ministry of Transparency and the Office of The Federal Controller General ("CGU") and the Office of the Attorney General ("AGU"), which culminated in the execution of the leniency agreement with such authorities on May 31, 2019 ("CGU/AGU Agreement" and, jointly with the Global Settlement, "Agreements").

The CGU/AGU Agreement addresses the same facts that are the subject of the Global Settlement entered into in December 2016 and provides for an additional disbursement of R$409,877 million due to the calculations and parameters adopted by CGU/AGU. As ratified by the Federal, funds under the MPF Agreement were allocated to the payment of the CGU/AGU Agreement (the outstanding installments of the MPF Agreement will benefit from CGU/AGU Agreement and will now be restated by the variation in the SELIC basic interest rate as of the execution of the CGU/AGU Agreement).

The AGU, CGU and MPF agreed to allocate most of the amounts received under the Agreements to the reparation of victims of the wrongdoings, including other public authorities and agencies, and to adopt monitoring measures of such third parties with which Braskem comes to start negotiations in connection with the matters under the Agreements, seeking to avoid the duplication of compensation.

All amounts in thousands, except as otherwise stated

Of the aggregate amount of the Agreements, the Company already has paid approximately R$2.7 billion, as follows:

1. US$94,894 (R$296,591) to the DoJ, paid on February 8, 2017;
2. US$65,000 (R$206,460) to the SEC, paid on April 27, 2017;
3. CHF30,240 (R$104,307) to the Swiss Office of the Attorney General, paid on June 27, 2017;
4. R$736,445 to the MPF, paid on July 6, 2017;
5. R$267,985 to the MPF, related to the first of six annual installments due by 2023, paid on January 30, 2018;
6. CHF16,065 (R$62,021) to the Swiss Office of the Attorney General, related to the first of four annual installments due by 2021, paid on June 28, 2018;
7. R$278,034 to the MPF, related to the second of six annual installments payable until 2023, paid on January 30, 2019;
8. CHF16,065 (R$58,034) to the Swiss Office of the Attorney General, related to the second of four annual installments payable until 2021, paid on June 27, 2019;
9. R$257,256 paid on January 30, 2020 to the Federal Government corresponding to the annual installment of the leniency agreements entered into with the MPF and with the CGU and AGU, as described above;
10. CHF16,065 (R$92,586) to the Swiss Office of the Attorney General, related to the third of four annual installments payable until 2021, paid on June 30, 2020; and
11. R$302,640 paid on February 1, 2021 to the Federal Government corresponding to the annual installment of the leniency agreements entered into with the MPF and with the CGU and AGU.

The amount of outstanding installments is approximately R$1.1 billion and will be paid as follows:

1. CHF16,065 to the Swiss Office of the Attorney General, corresponding to last outstanding annual installments, due on June 30, 2021;
2. Approximately R$1 billion under the MPF Agreement and CGU/AGU Agreement, in five annual installments adjusted by the variation in the SELIC rate and payable until January 30 of 2025. To guarantee payment of the installments of these installments coming due, Braskem gave as collateral assets from its property, plant and equipment corresponding to one annual installment.

In 2019, the Company also began negotiations with the Bahia State and Rio Grande do Sul State Prosecution Offices. Both adhered to the MPF Agreement. No additional payments are expected to be made by the Company.

The Agreements do not exempt the company from other third parties, with legitimate interest, seeking indemnity for damages caused by the facts covered by the Agreements, including other authorities that seek to impose new pecuniary sanctions or fines or initiate new investigations into the Company. Therefore, even if the Company does not anticipate the need for any additional payment, it cannot guarantee that the total amount agreed will be sufficient for full reparation of all any injured parties.

The Company will continue to cooperate with the competent public authorities, while improving its compliance and anti-corruption practices. For the last three years, the Company was subject to external independent monitoring as a result of the Agreements. The monitors were responsible for verifying compliance with the Global Settlement, as well as the efficacy of internal controls, policies and procedures of the Company in reducing the risk of noncompliance with anti-corruption laws.

In March 2020, based on the certification report issued by the independent monitors, the MPF confirmed the end of the monitorship, the effectiveness of the Company's compliance program and the fulfillment of the obligations under the MPF Agreement. Subsequently, on May 13, 2020, the DoJ and the SEC confirmed the conclusion of the monitorship established under the agreements signed on December 21, 2016 ("Agreements")

All amounts in thousands, except as otherwise stated

with said authorities. As per the Material Fact notice disclosed by the Company at the time, "the decision of the DoJ and SEC was based on a final report by the independent monitors that attested to the implementation, by the Company, of all the recommendations for structuring and executing its compliance program and that found said program in compliance with the standards established in the Agreements."

The Company is in compliance with all of its obligations under the Agreements.

26 Geological event - Alagoas

The Company operated, until May 2019, salt mining wells located in the city of Maceió, state of Alagoas, with the purpose of supplying raw material to its chlor-alkali and dichloroethane plant. Right after a geological phenomenon in the region in March 2018, the Company started studies through independent specialist institutions to identify the causes of the geological phenomenon and measures to be taken.

In May 2019, the Brazilian Geological Service (CRPM) issued a report on the phenomenon claiming its causes were related to Braskem's salt mining operations. Despite this, the geological phenomenon of unknown causes continued to be investigated, and a series of studies were conducted. In view of these events, on May 9, 2019, Braskem decided to suspend its salt mining activities and the operation of its chlor-alkali and dichloroethane plant.

With the support of independent institutions and nationally and internationally renowned specialists, the Company conducted and has been conducting a series of studies focusing on: (i) understanding the geological phenomenon and possible surface effects; and (ii) analyzing the situation of the wells. The studies have been shared with the National Mining Agency (ANM) and other pertinent authorities, with which the Company has been maintaining constant dialogue.

On November 14, 2019, Braskem presented to the ANM measures for shutting down its salt mining fronts in Maceió, with measures for the closure of its wells, and proposed the creation of a protective area surrounding certain wells as a precautionary measure to ensure public safety. These measures are based on a study conducted by the Institute of Geomechanics of Leipzig (IFG), in Germany, an international reference in the geomechanical analysis of areas of salt extraction by dissolution, and are being adopted in coordination with the Brazilian Civil Defense and other authorities.

On January 3, 2020, the 3rd Federal Court of Alagoas ratified the Agreement to Support the Relocation of People in Risk Areas ("Agreement"), entered into by Braskem and the State Prosecution Office ("MPE"), the State Public Defender's Office ("DPE"), the Federal Prosecution Office ("MPF") and the Federal Public Defender's Office ("DPU", and in conjunction with the MPE, DPE and MPF, the "Authorities"). The Agreement establishes cooperative actions for relocating residents from risk areas and guaranteeing their safety, which provides support, under the Financial Compensation and Support for Relocation Program ("PCF") implemented by Braskem, for the population in specified risk areas.

In June 2020, the Company received from the Authorities an official letter informing it of the updating of the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió ("Civil Defense Map"), which expanded the area to be relocated. On July 15, 2020, the Company and the Authorities signed the First Amendment to the Agreement to incorporate this expansion into the PCF.

All amounts in thousands, except as otherwise stated

In September 2020, specialized and independent technical studies commissioned by the Company and carried out by internationally recognized entities (“Studies”) were concluded. The Studies presented the potential impacts from the geological event on the surface of the region, bringing an analysis of scenarios in the short and long run, which include areas identified by the Civil Defense Map of June 2020. The Studies were submitted to the competent Authorities for definition of possible actions to be taken under mutual agreement. Given the update of the Civil Defense Map, in September 2020, the Company and the Authorities agreed to include additional properties in the PCF, with the execution of the Instrument of Resolutions in October 2020.

In parallel, as previously disclosed, the Company has been negotiating with the competent authorities the Public-Interest Civil Action for Socio-environmental Reparation proposed by the MPF, related to the geological event in Alagoas.

On December 30, 2020, the Company and the Authorities executed:

(i) the Second Amendment to the Agreement dated January 3, 2020 (“Agreement for Compensation of Residents”) through which the parties agreed to include in the Financial Compensation and Support for Relocation Program (“PCF”) the relocation of additional properties defined by the Map of Sectors of the Civil Defense, which was updated in December 2020 to consider, among other information, the areas with future surface impacts, including in the long term, according to the Studies and comprising the area affected and with potential to be affected by the geological event according to these documents; and

(ii) the “Agreement to Dismiss the Public-Interest Civil Action on Socio-Environmental Reparation” and the “Agreement to define the measures to be adopted regarding the preliminary injunctions of the Public-Interest Civil Action on Socio-Environmental Reparation” with the MPF and MPE, the latter as intervening-consenting party (jointly referred to as "Agreement for Socio-Environmental Reparation"), both detailed in Note 26.1 (ii). Moreover, the Agreement for Socio-Environmental Reparation envisages the inclusion of other parties, and should be negotiated in the coming months.

As assessed by the Company and its external advisors, considering the short- and long-term effects of technical studies and the existing information and better estimates of expenses for implementing several measures connected with the geological event in Alagoas, the provision recorded on December 31, 2020 is R$9,175,777 with R$4,349,931 under current liabilities and R$4,825,846 under non-current liabilities. On December 31, 2019, the provision was R$3,383,067, with R$1,450,476 under current liabilities and R$1,932,591 under non-current liabilities.

All amounts in thousands, except as otherwise stated

The following table shows the changes in the provision in the fiscal year:

	Consolidated
Balance at December 31, 2019	**3,383,067**
Provisions	7,116,146
Constitution of present value adjusment	(214,319)
	6,901,827
Write-offs (*)	(1,181,931)
Realization of present value adjusment	72,814
Balance at December 31, 2020	**9,175,777**
Current liability	4,349,931
Non-current liability	4,825,846
	9,175,777

(*) Of this amount, R$1,137,736 refers to payments made and R$44,195 was reclassified to suppliers.

The amounts included in the provision may be divided among the following action fronts:

a. Support for relocating and compensating the residents and owners of the properties located in the risk protection and monitoring areas, including properties that require special measures for their relocation, such as hospitals, schools and public equipment.

   For this action front, a provision was accrued in the amount of R$5,227,254 (R$5,194,627 net of adjustment to present value), which comprises expenses related to the relocation actions, such as relocation allowance, rent allowance, household goods transportation and the negotiation of individual agreements for compensation the residents and third parties affected.

b. Actions for closing and monitoring the salt wells. Based on the findings of sonar and technical studies, Braskem has defined stabilization and monitoring actions for all 35 existing salt mining wells. For four of them, the recommendation to be filled with solid material, a process that should take three years. For the other 31 wells, the recommended actions are: conventional closure using the buffering technique, which consists of pressuring the cavity, a method adopted worldwide for cavities post-operation; confirmation of natural filling status; and, for certain wells, monitoring using sonar. The monitoring system implemented by Braskem provides for actions to be developed during and after the closure of wells, which basically are as follows: (i) monitoring using sonar or through pressure and temperature measurement in salt cavities; (ii) subsidence monitoring system; (iii) monitoring of vibrations using seismographs and microseismographs; and (iv) monitoring by tiltmeter and e inclinometer.

   The actions conducted by the Company are based on technical studies by contracted experts, with the recommendations presented to the competent authorities. The Company is implementing the actions approved by ANM and, to date, is awaiting the agency's determination on the measures to be adopted with regard to other wells.

   The plans to close wells have a certain level of uncertainty, given that they may be updated until the cavities reach stabilization. Continuous monitoring is essential for confirming the results of the current recommendations. In addition, the conclusion of the studies to confirm the natural filling of certain

All amounts in thousands, except as otherwise stated

cavities and the assessment of the future behavior of cavities to be monitored using sonar could indicate the need for certain additional measures to stabilize them.

The total provision for implementing the measures defined for the 35 wells is R$1,610,095 (R$1,585,366 net of adjustment to present value). The amount was calculated based on existing techniques and solutions planned for the current conditions of the wells, including expenses with technical studies and their monitoring. The amount provisions could be changed in the future, in accordance with the results of the monitoring of the wells, the progress of implementing the plans to close wells, the monitoring of the ongoing measures and other possible natural alterations.

The definition of the necessary measures for the recovery of areas potentially impacted by the geological phenomena depends on a more concrete diagnosis of the situation of the area and further discussion between the Company and the competent authorities (including the ANM).

c. Social and urban actions, in accordance with the Agreement for Socio-environmental Reparation signed on December 30, 2020, allocating R$1,580,000 (R$1,515,498 net of adjustment to present value) for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, with R$300 million going to indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and urban mobility actions.

d. Additional measures, for which the provision amounts to to R$899,934 (R$880,286 net of adjustment to present value), for expenses with: (i) actions related to the Technical Cooperation Agreements entered into with the Civil Defense; (ii) the hiring of external advisors to support the execution of the relocation actions and compensation of the families; (iii) infrastructure to provide services to residents (Residents Center); (iv) expenses with managing the event in Alagoas related to communication, compliance, legal services, etc.; and (v) other matters classified as a present obligation for the Company, even if not yet formalized.

The Company's provisions are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including timing changes, extension and way of execution; effectiveness of action plans, and the conclusion of current and future studies that indicate recommendations of experts, and other new developments on the topic.

Braskem continues to face and could still face various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the individual proposal of the agreement, as well as potential claims by public utility concessionaires.

The measures related to the mine closure plan are subject to the analysis and approval of ANM, the monitoring of results of the measures un implementation, as well as the changes related to the dynamic nature of geological events.

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, to be financed by Braskem, will be defined after the conclusion of the Environmental Diagnosis, to be conducted by a specialized and independent company. At this time, it is impossible to predict the outcome of these Environmental Diagnosis studies or their potential implications for additional disbursements to the costs already provisioned for by the Company. Furthermore, the Socio-Environmental Reparation Agreement envisages the potential adherence by other parties, including the municipality of Maceió, which will be negotiated over the coming months. To date, the Company cannot predict the results of any discussions or any of their associated costs.

All amounts in thousands, except as otherwise stated

Therefore, the Company cannot eliminate the possibility of future developments related to the topic or related expenses, and the costs to be incurred by Braskem may differ from its estimates.

The Company is negotiating with its insurers the coverage of its insurance policies. The payment of compensation will depend on technical assessment of the insurance coverage under these policies, taking into consideration the complexity of the subject. For this reason, no payment of compensation was recognized in the financial statements of the Company.

26.1 Lawsuits pending

In the context of this event, the following lawsuits were filed against the Company:

(i) Public-Interest Civil Action (ACP) filed by the Alagoas State Prosecution Office (MPE) and the Alagoas State Public Defender's Office – Reparation for Residents

Public-Interest Civil Action for Socio-environmental Reparation claiming the payment of indemnification for damages caused to the buildings and the residents of areas affected in the Pinheiros district and surrounding areas (currently includes the Mutange, Bebedouro and Bom Parto districts), in the total minimum amount of R$6.7 billion, with initial request for provisional measure to freeze the Company's financial and other assets in the same amount. Successive orders to freeze funds resulted in the court blocking of R$3.7 billion (*) in assets, with the issue by the Company of a performance bond in the total amount of R$6.4 billion. Once the case reached the Federal Courts, the Federal Prosecution Office started to participate in the action.

(*) The unfreezing occurred in January 2020. On December 31, 2019, the updated amount is presented in the caption judicial deposits in current assets in the amount of R$2,571,683 and in non-current assets in the amount of R$1,174,424 corresponding to the long-term portion of the payment schedule.

The first agreement under the Public-Interest Civil Action for Socio-environmental Reparation was approved on January 3, 2020. The Agreement to Support the Relocation of People in Risk Areas ("Agreement"), entered into by Braskem and the State Prosecution Office ("MPE"), the State Public Defender's Office ("DPE"), the Federal Prosecution Office ("MPF") and the Federal Public Defender's Office ("DPU", and jointly with the MPE, DPE and MPF, the "Authorities"), establishes cooperative actions for relocating people in risk areas and guaranteeing their safety, which provides support, under the Financial Compensation and Support for Relocation Program ("PCF") implemented by Braskem, for the population in specified risk areas. The Agreement enabled the unfreezing of the Company's assets, the replacement of the former performance bond policies for two new policies in the aggregate amount of R$3 billion (with R$2 billion as guarantee of this ACP and R$1billion for guaranteeing the ACP described in item (ii) below) and the cessation of new asset freezing orders.

In July 2020, the first Amendment to the Agreement was executed to include properties in the relocation area and support under the PCF, based on the update of the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió ("Civil Defense Map"). The Company and the Authorities agreed to include properties in the service area in October, as a result of a new update of the Civil Defense Map after the conclusion of the independent technical and specialized studies engaged by the Company, which indicated potential impacts from the geological event on the region's surface ("Studies").

On December 30, 2020, the Company and the Authorities executed a second amendment to the Agreement ("Agreement for Compensation of Residents") to dismiss the Public-Interest Civil Action, through which the parties agreed to include in PCF the relocation of additional properties defined in the most recent version of the Civil Defense Map and in the Studies. The Agreement for Compensation of Residents includes the area currently affected by the geological event, according to the Civil Defense, and the areas with potential future

All amounts in thousands, except as otherwise stated

impacts indicated in the Studies. The Company estimates that the total number of properties covered by PCF after the execution of the second amendment is around 15,000 properties.

Moreover, the Company and the Authorities agreed to: (i) created a technical group to monitor the geological event and study the areas adjacent to the Civil Defense Map for a period of five years; (ii) transfer R$1 billion to Braskem's bank account specifically to cover the costs of the PCF, in ten monthly installments of R$100 million each, starting in January 2021; and (iii) reduce the performance bond in force, from R$2 billion to R$1.8 billion.

With the approval by the courts of the Agreement for Compensation of Residents on January 6, 2021, this Public-Interest Civil Action was dismissed.

To implement the actions envisaged in the Agreement, the Company undertook to maintain R$2.7 billion in a checking account (R$1.7 billion under the Agreement and an additional R$1 billion under the Amendment), with minimum working capital of R$100 million, whose transactions will be verified by an external audit company. On December 31, 2020, arising from the costs incurred during 2020 related to the PCF, the balance of this checking account corresponded to R$1,322,725 under current assets. During 2021, the Company will allocate R$1 billion to this checking account, in ten monthly installments of R$100 million starting January 2021, as provided for in the Agreement for Compensation of Residents.

(ii) Public-Interest Civil Action filed by the Alagoas State Federal Prosecution Office (MPF-AL) – Social-environmental reparation

Public-Interest Civil Action claiming the payment by the Company of indemnification for socio-environmental damages and other collective damages, as well as the adoption of corrective and environmental compliance measures, with preliminary injunction requiring the freezing of assets, suspension of borrowings with the BNDES, formation of an own private fund in the initial amount of R$3.1 billion and the pledging of guarantees in the amount of R$20.5 billion. The original amount of the action, initially at R$28.3 billion, was adjusted by a court decision to R$27.6 billion.

In January 2020, the judge of the 3rd Federal Court of Alagoas denied the preliminary requests of the MPF, which filed appealed the decision. To avoid the risk of any new freezing of funds arising from this action, the Company presented a performance bond in the amount of R$1 billion in the process, as defined in the Agreement described in item (i) above.

On December 30, 2020, the Agreement for Socio-environmental Reparation was executed, with the Company mainly undertaking to: (i) adopt the necessary measures to stabilize the cavities and monitor the soil; (ii) repair, mitigate or compensate potential impacts and environmental damages arising from salt mining in the municipality of Maceió; and (iii) repair, mitigate or compensate potential impacts and social and urban damages arising from salt mining in the municipality of Maceió, as detailed below:

(i) To stabilize the cavities and monitor the soil, the Company will continue to implement the action plans involving the closure of mines prepared by Braskem and pending approval by the ANM, whose measures can be adjusted until the stability of cavities is verified.

(ii) Regarding the potential environmental impacts and damages resulting from salt mining in the municipality of Maceió: as agreed with the MPF, the Company hired a specialized independent company to identify and recommend measures for recovering, mitigating or compensating any environmental impacts identified as the result of salt mining activities in Maceió. After the study is concluded, the Company will implement and pay for any measures recommended by the study and agreed upon between the Company and the MPF. Since the study is in progress, we cannot anticipate its outcome or if it will entail additional provisions.

All amounts in thousands, except as otherwise stated

(iii) Regarding potential impacts and social and urban damages arising from salt mining in the city of Maceió: to allocate the total amount of R$1,280 million to adopt actions and measures in vacated areas, urban mobility actions and social compensation actions.

Moreover, the Company and the MPF agreed to: (i) allocate the additional amount of R$300 million for indemnification for social and collective pain and suffering and possible contingencies related to actions in vacated areas and in urban mobility actions; (ii) constitute a security interest on certain assets of the Company in the amount of R$2.8 billion to replace the performance bond of R$1 billion; and (iii) engage specialized consulting firms to support the definition of actions established in the Agreement for Socio-environmental Reparation and the update of the Company's socio-environmental compliance program.

With court approval of the Agreement for Socio-environmental Reparation on January 6, 2021, the Public-Interest Civil Action for Socio-environmental Reparation was dismissed with regard to Braskem. Moreover, this agreement provides for the possibility of including other parties, at the discretion of the main parties.

(iii) Action for Damages – Pinheiro District Property

Action for Damages filed by Construtora H. Lobo (under court-supervised reorganization), a Contractor that claimed it suffered damages and loss of profits due to an agreement to purchase from Braskem a property in the District of Pinheiro. Said agreement was terminated by Braskem due to lack of payment by the Contractor. Nevertheless, the Contractor claims that Braskem omitted information on the existence of structural problems in the deactivated salt mining wells located on said property. As of December 31, 2020, the amount of this action is R$181 million.

The Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible.

(iv) Civil Investigation – Urban Damages

On June 19, 2020, the Company took cognizance of the Civil Investigation launched by the Alagoas State Prosecution Office (MPE) to: (i) calculate the extent of the urban damages caused by the geological event that occurred in Maceió; (ii) seek, jointly with those entitled, necessary and adequate architectural solutions for the destination, restoration and or use of the cited empty spaces left in the districts impacted; (iii) calculate, if applicable, potential compensatory liabilities for the damages caused to the urban order.

On July 13, 2020, the Company was requested to provide preliminary information on the planned use of the region. The object of this Investigation is similar to that of the Public-Interest Civil Action filed by the Federal Prosecution Office in Alagoas related to socio-environmental damages referred to in item (ii) above. In the Socio-environmental Reparation Agreement, executed on December 30, 2020 with the intervenience of the MPE, the extinction of the investigation was agreed. On January 21, 2021, was determinated the dismissal and the establishment of an administrative procedure was determined, with a view to monitoring and inspecting compliance with the Socio-environmental Reparations Agreement.

All amounts in thousands, except as otherwise stated

(v) Individual actions – Indemnifications related to the impacts of subsidence and relocation of areas affected

On December 31, 2020, Braskem was defendant in several actions, that, in aggregate, involve the amount of approximately R$573 million, filed by individuals in Brazil and abroad, seeking the payment of indemnifications related to the geological event in Maceió.

(vi) Indemnifying actions - Companhia Brasileira de Trens Urbanos ("CBTU")

According to Note 37(c), on February 2, the Company was notified of the filing of an action by CBTU formulating initially only a preliminary injunction for maintaining the terms of the cooperation agreement signed previously by the parties. The motion was denied in the first and second instances, given the fulfillment of the obligations undertaken by Braskem. On February 24, CBTU presented filed an amendment to the initial motion claiming the payment of compensation for losses and damages in the amount of R$221,600 and for pain and suffering in the amount of R$500, as well as the imposition of the obligations to ensure that the construction of a new rail line to substitute the stretch that passed through the vacated area. CBTU attributes to the action the approximate amount of R$1.3 billion.

Based on the opinion of external legal counsel, the Management believes that the motion has a possible risk of a ruling for the sufficiency of the claim. No judicial deposit or any other type of guarantee has been made.

26.2 Industrial activity

Since the shutdown of its salt mining activities, the Company has been working to adapt its chlor-alkali plant to operate with solid salt to be acquired in the domestic market and/or imported from other regions. The Company resumed its industrial activities in December 2020.

27 Benefits offered to team members

27.1. Short-term benefits

The obligations of short-term benefits for employees are recognized as personnel expenses as the corresponding service is rendered. The liability is recognized at the amount of the expected payment if the Company has a legal or constructive obligation to pay the amount due to services rendered by an employee in the past and the obligation can be reliably estimated.

	Consolidated		Parent company	
	2020	2019	2020	2019
Health care	197,683	181,466	128,853	125,302
Private pension	94,302	90,687	48,266	52,943
Transport	66,752	67,761	59,007	60,756
Feeding	38,400	35,677	28,229	26,656
Life insurance	9,875	7,997	3,710	3,639
Training	14,892	26,261	6,518	11,667
Other	14,117	12,164	2,373	2,044
	436,021	**422,013**	**276,956**	**283,007**

All amounts in thousands, except as otherwise stated

Long-term incentive plan ("ILP Plan")

The fair value at the issue date of share-based payments granted to employees is recognized as personnel expenses, with a corresponding increase in shareholders' equity, during the period the employees acquire the full right to the award. The amount recognized as an expense is adjusted to reflect the number of awards for which there is an expectation that the service and performance requirements will be fulfilled, so that the final amount recognized as an expense is based on the number of awards that effectively fulfill the service and performance conditions on the vesting date. For share-based payment awards with non-vesting conditions, the fair value at the grant date of the share-based awards is measured to reflect such conditions and no further adjustments are made for the differences between the expected and actual results. The fair value of the amount payable to employees related to rights on stock price appreciation, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities during the period in which the employees acquire the full right to the payment. The liabilities are remeasured on each reporting date and on the settlement date, based on the fair value of the rights to stock price appreciation. Any changes in the fair value of the liability are recognized in the income statement as personnel expenses.

On March 21, 2018, the Extraordinary Shareholders Meeting approved the Long-Term Incentive Plan to align the interests of its participants with the interests of the Company's shareholders, as well as to encourage the participants to stay at the Company, with the purpose to provide eligible participants with an opportunity to receive restricted shares in the Company by means of voluntary investment using own funds and their maintenance until the end of the 3-year vesting period.

On March 28, 2018, the Board of Directors approved a new program, the "Long-Term Incentive Plan 2018 Program," under the terms and conditions of the Long-Term Incentive Plan, which includes a list of eligible people, the period for acquisition of own shares by the participants and the number of restricted shares to be delivered to participants as consideration for each share acquired. The maximum number of shares the Company expects to deliver to the participants of the Long-Term Incentive 2019 Program, after the vesting period and provided that the necessary requirements are met, is approximately 728,000 shares. The grant date of the program was April 6, 2018.

On March 13, 2019, the Board of Directors approved a new program, the "Long-Term Incentive Plan 2019 Program," under the terms and conditions of the Long-Term Incentive Plan, which includes a list of eligible people, the period for acquisition of own shares by the participants and the number of restricted shares to be delivered to participants as consideration for each share acquired. The maximum number of shares the Company expects to deliver to the participants of the Long-Term Incentive 2019 Program, after the vesting period and provided that the necessary requirements are met, is approximately 582,000 shares. The grant date of the program was March 19, 2019.

On March 19, 2020, the Board of Directors approved a new program, the "ILP Plan 2020," in accordance with the terms and conditions of th7e ILP Plan, which includes the list of eligible persons, the deadline for acquiring own shares by participants and the number of restricted shares to be delivered to participants as matching contribution for each own share acquired. The maximum number of shares the Company expects to deliver to the participants of the ILP Program 2020, after the vesting period and subject to compliance with all necessary requirements, is approximately 1.82 million shares. The program's grant date is April 1, 2020.

The shares to be delivered by the Company to participants of the ILP Program 2018 are those currently held in treasury or acquired through repurchase programs, and in the event said shares cannot be delivered, the Company will pay participants in cash the amount corresponding to the shares, based on the quote on the stock exchange on the second business day immediately prior to the respective payment date.

All amounts in thousands, except as otherwise stated

The fair value of the Company's consideration is calculated in accordance with the agreed terms. For the eligible people of the Parent Company, the fair value considers the price of the class A preferred shares (R$16.27, referring exclusively to the ILP 2020 grant). For the eligible people of subsidiaries abroad, the fair value considers the price of the American Depository Receipts - ADR (US$9.01) on December 31, 2020.

The fair value, net of taxes, recorded under shareholders equity on December 31, 2020 is R$11,629 (R$13,573 on December 31, 2019).

27.2. Post-employment benefits

27.2.1. Retirement plans and health plans

The Company's net obligation for defined benefit plans is calculated for each of the plans based on the estimated amount of future benefit that employees will receive in return for services rendered in the current and prior periods. Such amount is discounted to its present value and is reported net of the fair value of any of the plan's assets. The calculation of the obligation of the defined benefit plan is made annually by a qualified accountant using the projected unit credit method.

When calculations result in a potential asset for the Company, the asset to be recognized is limited to the present value of economic benefits available as future plan reimbursements or as a reduction in future contributions to the plan. To calculate the present value of economic benefits, any applicable minimum cost requirements are taken into account. Remeasurements of net obligation, which include: actuarial gains and losses, return on plan assets (excluding interest) and the effects of the asset cap (if any, excluding interest), are immediately recognized in other comprehensive income.

The obligations for contributions to defined contribution plans are recognized in profit or loss as personnel expenses when the related services are provided by employees. The contributions paid in advance are recognized as an asset to the extent that a cash reimbursement or a reduction in future payments is possible.

For each of the below plans, the Company engaged a specialized company to prepare an actuarial report for measuring its future obligations.

(a) Braskem America

The subsidiary Braskem America administers the Novamont, which is a closed defined benefit pension plan for the employees of a plant located in the State of West Virginia. On December 31, 2020, there were 37 active participants, 151 employees with deferred benefits along with 170 participants (38 active participants, 157 employees with deferred benefits and 171 assisted participants in 2019) receiving benefits as stated within the current year actuarial report. Due to the current funding levels of the pension plan, Braskem America was not required to contribute to the plan during the 2020 plan year and, therefore, there were no additional cash contributions made by the subsidiary or the participants in 2020 and 2019.

(b) Braskem Alemanha ("Germany")

The subsidiary Braskem Alemanha is the sponsor of the defined benefit plans and defined contribution plans of its employees. At December 31, 2020, the plan has 158 participants (158 in 2019) and no contributions were made by Braskem Alemanha of the participants in 2020 and 2019.

All amounts in thousands, except as otherwise stated

(c) Braskem Holanda ("Netherlands")

The subsidiary Braskem Holanda is the sponsor of the defined contribution plans of its employees. At December 31, 2020, the plans have 8 participants (8 in 2019) and no contributions were made by Braskem Holanda or the participants in 2020 and 2019.

(d) Braskem Idesa

The subsidiary Braskem Idesa is the sponsor of defined benefit plans for its team members. At December 31, 2020, the plan was composed of 833 active participants (823 in 2019).The contributions Braskem Idesa made in the year amounted to R$3,037 (R$2,056 in 2019).During 2020 and 2019, there were no contributions from participants.

(e) Health plan

According to Brazilian laws, the type of health plan offered by the Company, named contributory plan, ensures to the participant who retires or is dismissed without cause the right to remain in the plan with the same assistance coverage conditions they had during the employment term, provided they assume the full payment of the plan (Company's part + participant's part).

(i) Amounts in statement of financial position

		Consolidated
	2020	**2019**
Defined benefit		
Novamont Braskem America	113,662	80,593
Braskem Idesa	17,243	11,408
Braskem Alemanha and Netherlands	239,955	153,564
	370,860	245,565
Health care		
Bradesco saúde	217,089	224,852
Total obligations	**587,949**	**470,417**
Fair value of plan assets		
Novamont Braskem America	(113,662)	(79,784)
Braskem Alemanha	(2,213)	(1,558)
	(115,875)	(81,342)
Consolidated net balance (non-current liabilities)	**472,074**	**389,075**

All amounts in thousands, except as otherwise stated

(ii) Change in obligations

						Consolidated
			2020			2019
	Health insurance	Benefit plans	Total	Health insurance	Benefit plans	Total
Balance at beginning of year	224,852	245,565	470,417	90,679	183,687	274,366
Current service cost	4,678	12,486	17,164	2,698	8,233	10,931
Interest cost	17,097	6,482	23,579	8,663	6,133	14,796
Benefits paid	(5,949)	(7,409)	(13,358)	(5,817)	(4,677)	(10,494)
Change plan					8,068	8,068
Actuarial losses (gain)	(23,589)	25,803	2,214	128,629	38,437	167,066
Exchange variation		87,933	87,933		5,684	5,684
Balance at the end of the year	217,089	370,860	587,949	224,852	245,565	470,417

(iii) Change in fair value plan assets

		Consolidated
	2020	2019
Balance at beginning of year	81,342	67,993
Actual return on plan assets	15,791	14,329
Employer contributions		285
Benefits paid	(4,973)	(3,966)
Exchange variation	23,715	2,701
Balance at the end of the year	115,875	81,342

(iv) Amounts recognized in profit and loss

						Consolidated
			2020			2019
	Health insurance	Benefit plans	Total	Health insurance	Benefit plans	Total
Current service cost	4,678	12,486	17,164	2,698	8,233	10,931
Interest cost	17,097	6,482	23,579	8,663	6,133	14,796
Actuarial losses		15,461	15,461		28,936	28,936
	21,775	34,429	56,204	11,361	43,302	54,663

(v) Actuarial assumptions

										(%)
					2020					2019
	Health insurance	United States	Mexico	Germany	Netherlands	Health insurance	United States	Mexico	Germany	Netherlands
Discount rate	3.99	2.60	7.25	0.70	0.70	3.60	3.35	7.25	2.00	2.00
Inflation rate	3.25	n/a	4.00	2.00	2.00	4.00	n/a	4.00	2.00	2.00
Expected return on plan assets	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Rate of increase in future salary levels	n/a	n/a	5.00	3.00	3.00	n/a	n/a	5.00	3.00	3.00
Rate of increase in future pension plan	n/a	n/a	n/a	1.75	1.75	n/a	n/a	n/a	1.75	1.75
Aging factor	2.50	n/a	n/a	n/a	n/a	2.50	n/a	n/a	n/a	n/a
Medical inflation	3.50	n/a	n/a	n/a	n/a	3.50	n/a	n/a	n/a	n/a
Duration	14.99	n/a	n/a	n/a	n/a	15.32	n/a	n/a	n/a	n/a

All amounts in thousands, except as otherwise stated

(vi) Fair value of assets hierarchy

On December 31, 2020, the balance of the fair value of assets is represented by the assets of the Novamont defined benefit plan, which has a level-1 fair value hierarchy.

(vii) Sensitivity analysis

						Impact on the defined benefit obligation									
	Premise change					Premise increase					Premise reduction				
	Health insurance	United States	Mexico	Germany	Netherlands	Health insurance	United States	Mexico	Germany	Netherlands	Health insurance	United States	Mexico	Germany	Netherlands
Discount rate	1.0%	1.0%	1.0%	0.5%	0.5%	26,427	12,788	1,502	23,415	1,248	(32,925)	(15,683)	(1,796)	(27,317)	(1,446)
Real medical inflation	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Rate of increase in future salary levels	n/a	n/a	n/a	0.5%	0.5%	n/a	n/a	n/a	14,158	740	n/a	n/a	n/a	(13,353)	(698)
Rate of increase in future pension plan	1.0%	n/a	n/a	0.25%	0.25%	(5,335)	n/a	n/a	6,978	365	5,391	n/a	n/a	(6,772)	(354)
Life expectancy	1.0%	n/a	n/a	1 year	1 year	41,186	n/a	n/a	5,985	313	(32,503)	n/a	n/a	(6,247)	(327)
Mortality rate	n/a	10.0%	n/a	n/a	n/a	n/a	3,741	n/a	n/a	n/a	n/a	(4,136)	n/a	n/a	n/a

	Health insurance - Impact on cost of services and interests costs					
	Premise change		Premise increase		Premise reduction	
	Cost of services	Iterests costs	Cost of services	Iterests costs	Cost of services	Iterests costs
Discount rate	1.0%	1.0%	774	22	(1,017)	112
Life expectancy	1.0%	1.0%	654	3,035	(543)	(2,395)
Rate of increase in future pension plan	1.0%	1.0%	116	393	(120)	(397)

27.2.2. Retirement plan - defined contribution

The Parent Company and the subsidiaries in Brazil sponsor a defined contribution plan for its team members managed by Vexty, a private pension plan entity. Vexty offers its participants, which are employees of the sponsoring companies, an optional defined contribution plan in which monthly and additional participant contributions and monthly and annual sponsor contributions are made to individual pension savings accounts. For this plan, the sponsors pay contributions to private pension plan on contractual or voluntary bases. As soon as the contributions are paid, the sponsors do not have any further obligations related to additional payments.

At December 31, 2020, the number of active participants in Vexty sums 5,834 (5,764 in 2019) and the contributions made by the sponsors in the year amount to R$46,689 (R$50,888 in 2019) and the contributions made by the participants amounted to R$74,980 (R$74,814 in 2019).

All amounts in thousands, except as otherwise stated

28 Equity

(a) Capital

On December 31, 2020, the Company's subscribed and paid up capital stock amounted to R$8,043,222 and comprised 797,218,554 shares with no par value, distributed as follows:

									Amount of shares
		Common shares	%	Preferred shares class A	%	Preferred shares class B	%	Total	%
Odebrecht		226,334,623	50.11	79,182,498	22.95			305,517,121	38.33
Petrobras		212,426,952	47.03	75,761,739	21.96			288,188,691	36.15
ADR	(i)			29,268,378	8.48			29,268,378	3.67
Other		12,907,077	2.86	159,612,179	46.26	500,230	100.00	173,019,486	21.70
Total		**451,668,652**	**100.00**	**343,824,794**	**99.65**	**500,230**	**100.00**	**795,993,676**	**99.85**
Treasury shares				1,224,878	0.35			1,224,878	0.15
Total		**451,668,652**	**100.00**	**345,049,672**	**100.00**	**500,230**	**100.00**	**797,218,554**	**100.00**
Authorised		**535,661,731**		**616,682,421**		**593,818**		**1,152,937,970**	

(i) American Depositary Receipts traded on the New York Stock Exchange (USA);

Changes in shares during the year:

				Amount of shares
	Note	2019	Changes	2020
Outstanding shares				
Common shares		451,668,652		451,668,652
Preferred shares class A	(d)	343,823,073	1,721	343,824,794
Preferred shares class B		500,230		500,230
		795,991,955	**1,721**	**795,993,676**
Treasury shares				
Preferred shares class A	(d)	1,226,599	(1,721)	1,224,878
Total		**797,218,554**		**797,218,554**

(b) Capital reserves

This reserve includes part of the shares issued in Subsidiary's several capital increases. This reserve can be used to absorb losses, to redeem, reimburse or purchase shares, and to incorporate into the capital stock.

The Company used the balance of this reserve to absorb the loss of the year 2020.

(c) Profit reserves

(i) Legal reserve

Under Brazilian Corporation Law, companies must transfer 5% of net profit for the year to a legal reserve until this reserve is equivalent to 20% of the paid-up capital. The legal reserve can be used for capital increase or absorption of losses.

The Company used the balance of this reserve to absorb the accumulated losses of the year of 2020.

All amounts in thousands, except as otherwise stated

(ii) Profit retention

Under Brazilian Corporation Law, portions of the net income of the year not allocated for distribution to the shareholders or other reserve accounts must be allocated to the income retention account.

The Company used the balance of this reserve to absorb the accumulated losses of the year of 2020.

(d) Share rights

Preferred shares carry no voting rights, but they ensure priority, non-cumulative annual dividend of 6% of their unit value, according to profits available for distribution. The unit value of the shares is obtained through the division of capital by the total number of outstanding shares. As common shares, only class "A" preferred shares will have the same claim on the remaining profit that exceed the minimum mandatory dividend of 6% and will be entitled to dividends only after the priority dividend is paid to preferred shareholders. Only class "A" preferred shares also have the same claim as common shares on the distribution of shares resulting from capitalization of other reserves. Class "A" preferred shares can be converted into common shares upon resolution of majority voting shareholders present at a General Meeting. Class "B" preferred shares can be converted into class "A" preferred shares at any time, at the ratio of two class "B" preferred shares for one class "A" preferred share, upon a simple written request to the Company, provided that the non-transferability period provided for in specific legislation that allowed for the issue and payment of such shares with tax incentive funds has elapsed.

In the period, the Company transferred to former employees 1,721 treasury shares as payment for the LTI Program (8,159 in 2019).

(e) Accumulated losses

The balance of accumulated losses in the year was partially absorbed by profit reserves and capital reserves, as follows:

	2020
Loss for the year	**(6,691,720)**
Equity valuation adjustments:	27,043
Other	(2,585)
Adjusted loss	**(6,667,262)**
Absorption through the use of reserves:	
Revenue reserves	
Retention of profits	1,174,301
Tax incentive	153,478
Legal reserve	577,476
	1,905,255
Capital reserve	232,460
Accumulated losses for the year	**(4,529,547)**

All amounts in thousands, except as otherwise stated

(f) Other comprehensive income

										Consolidated
	Attributed to shareholders' interest									
	Deemed cost and additional indexation of PP&E (ii)	Fair value adjustments (iii)	Gain (loss) on interest in subsidiary (i)	Foreign sales hedge (iv)	Cash flow hedge (iv)	Defined benefit plans actuarial Gain (loss) (v)	Foreign currency translation adjustment (vi)	Total Braskem shareholders' interest	Non-controlling interest in Braskem Idesa	Total
On December 31, 2018	**151,214**	**5,957**	**(9,469)**	**(7,626,515)**	**(257,508)**	**(53,574)**	**2,166,875**	**(5,623,020)**	**(565,902)**	**(6,188,922)**
Additional indexation										
Realization by depreciation or write-off assets	(40,481)							(40,481)		(40,481)
Income tax and social contribution	13,764							13,764		13,764
Deemed cost of jointly-controlled investment										
Realization by depreciation or write-off assets	(1,338)							(1,338)		(1,338)
Income tax and social contribution	455							455		455
Fair value adjustments										
Accounts receivable		15						15		15
Foreign sales hedge										
Exchange rate				(507,464)				(507,464)	116,202	(391,262)
Transfer to result				1,585,480				1,585,480	66,787	1,652,267
Income tax and social contribution				(344,567)				(344,567)	(54,897)	(399,464)
Fair value of Cash flow hedge										
Change in fair value					7,150			7,150	(23,078)	(15,928)
Transfer to result					54,450			54,450	16,752	71,202
Income tax and social contribution					(21,703)			(21,703)	1,898	(19,805)
Fair value of cash flow hedge from jointly-controlled (RPR)					(978)			(978)		(978)
Actuarial loss with post-employment benefits, net of taxes						(109,492)		(109,492)		(109,492)
ILP PLan fair value										
Change in fair value		19,415						19,415	348	19,763
Income tax and social contribution		(5,842)						(5,842)		(5,842)
Foreign currency translation adjustment							220,228	220,228	(83,506)	136,722
(Loss) gain from investments							(50)	(50)	(34)	(84)
Effect of CPC 42 / IAS 29 - hyperinflation							(3,561)	(3,561)		(3,561)
On December 31, 2019	**123,614**	**19,545**	**(9,469)**	**(6,893,066)**	**(218,589)**	**(163,066)**	**2,383,492**	**(4,757,539)**	**(525,430)**	**(5,282,969)**

All amounts in thousands, except as otherwise stated

Consolidated

	Attributed to shareholders' interest									
	Deemed cost and additional indexation of PP&E (ii)	Fair value adjustments (iii)	Gain (loss) on interest in subsidiary (i)	Foreign sales hedge (iv)	Cash flow hedge (iv)	Defined benefit plans actuarial Gain (loss) (v)	Foreign currency translation adjustment (vi)	Total Braskem shareholders' interest	Non-controlling interest in Braskem Idesa	Total
On December 31, 2019	**123,614**	**19,545**	**(9,469)**	**(6,893,066)**	**(218,589)**	**(163,066)**	**2,383,492**	**(4,757,539)**	**(525,430)**	**(5,282,969)**
Additional indexation										
Realization by depreciation or write-off assets	(39,853)							(39,853)		(39,853)
Income tax and social contribution	13,551							13,551		13,551
Deemed cost of jointly-controlled investment										
Realization by depreciation or write-off assets	(1,123)							(1,123)		(1,123)
Income tax and social contribution	382							382		382
Fair value adjustments										
Accounts receivable		113						113		113
Foreign sales hedge										
Exchange rate				(7,215,247)				(7,215,247)	(111,363)	(7,326,610)
Transfer to result				2,547,855				2,547,855	117,932	2,665,787
Income tax and social contribution				1,587,701				1,587,701	(1,965)	1,585,736
Fair value of Cash flow hedge										
Change in fair value					(545,038)			(545,038)	7,613	(537,425)
Transfer to result					(47,223)			(47,223)	(15,742)	(62,965)
Income tax and social contribution					200,393			200,393	2,439	202,832
Fair value of cash flow hedge from jointly-controlled (RPR)					1,260			1,260		1,260
Actuarial loss with post-employment benefits, net of taxes						(648)		(648)	1	(647)
ILP PLan fair value										
Change in fair value		16,452						16,452	(415)	16,037
Income tax and social contribution		(4,823)						(4,823)		(4,823)
Foreign currency translation adjustment							3,054,126	3,054,126	(396,084)	2,658,042
Other			3,695					3,695		3,695
Effect of CPC 42 / IAS 29 - hyperinflation							8,077	8,077		8,077
On December 31, 2020	**96,571**	**31,287**	**(5,774)**	**(9,972,757)**	**(609,197)**	**(163,714)**	**5,445,695**	**(5,177,889)**	**(923,014)**	**(6,100,903)**

(i) Transfer to the income statement when divestment or transfer of control of subsidiary.
(ii) Transfer to retained earnings as the asset is depreciated or written-off/sold.
(iii) For receivables classified as fair value through other comprehensive income, transfer to the income statement when attainment of jurisdiction or early liquidation. For the ILP Plan, Transfer to retained earnings according to the grace period of the plan.
(iv) Transfer to the income statement when maturity, prepayment or loss of efficacy for hedge accounting.
(v) Transfer to retained earnings when the extinction of the plan.
(vi) Transfer to the income statement when write-off of subsidiary abroad.

All amounts in thousands, except as otherwise stated

29 Earnings per share

Basic and diluted earnings (loss) per share is calculated by means of the division of profit for the year attributable to the Company's common and preferred shareholders by the weighted average number of these shares held by shareholders, excluding those held in treasury and following the rules for the distribution of dividends provided for in the Company's bylaws, as described in Note 28(d), particularly in relation to the limited rights enjoyed by class "B" preferred shares. In view of these limited rights, this class of share does not participate in losses. In this case, the diluted result takes into account the conversion of two class "B" preferred shares into one class "A" preferred share, as provided for in the bylaws of the Company.

Class A preferred shares participate in dividends with common shares after the mandatory dividends has been attributed in accordance with the formula provided for in the Company's bylaws, as described in Note 28(d) and there is no highest limit for their participation.

Diluted and basic earnings (losses) per share are equal when there is profit in the year, since Braskem has not issued convertible financial instruments.

As required by CPC 41 and IAS 33, the table below show the reconciliation of profit (loss) for the period adjusted to the amounts used to calculate basic and diluted earnings (loss) per share.

The table below shows the reconciliation of profit or loss for the period adjusted for the amounts used to calculate basic and diluted earnings per share.

		Basic and diluted
	2020	2019
Profit (loss) for the year attributed to Company's shareholders	(6,691,720)	(2,797,570)
Reconciliation of income available for distribution, by class (numerator):		
Common shares	(3,797,070)	(1,587,427)
Preferred shares class "A"	(2,890,444)	(1,208,385)
Preferred shares class "B"	(4,205)	(1,758)
	(6,691,719)	(2,797,570)
Weighted average number of shares, by class (denominator):		
Common shares	451,668,652	451,668,652
Preferred shares class "A"	343,823,811	343,820,162
Preferred shares class "B"	500,230	500,230
	795,992,693	795,989,044
(Loss) profit per share (in R$)		
Common shares	(8.4068)	(3.5146)
Preferred shares class "A"	(8.4068)	(3.5146)
Preferred shares class "B"	(8.4068)	(3.5146)

All amounts in thousands, except as otherwise stated

Weighing of shares

		2020
		Preferred shares
		Class "A"
	Outstanding shares	Weighted average
Amount at beginning of year	**343,823,073**	**343,823,073**
Incentive long termplan payments with treasury shares	1,721	738
Amount at the end of the year	**343,824,794**	**343,823,811**

		2019
		Preferred shares
		Class "A"
	Outstanding shares	Weighted average
Amount at beginning of year	**343,814,914**	**343,814,914**
Incentive long termplan payments with treasury shares	8,159	5,248
Amount at the end of the year	**343,823,073**	**343,820,162**

30 Net revenues

	Consolidated		Parent company	
	2020	2019	2020	2019
Sales revenue				
Domestic market				
Revenue	43,356,596	38,391,132	43,193,873	38,243,530
Rebates	(99,786)	(57,315)	(99,787)	(57,315)
	43,256,810	38,333,817	43,094,086	38,186,215
Foreign market				
Revenue	26,362,457	23,998,067	7,736,502	9,399,230
Rebates	(49,966)	(47,723)	(4,133)	1,405
	26,312,491	23,950,344	7,732,369	9,400,635
	69,569,301	62,284,161	50,826,455	47,586,850
Sales and services deductions				
Taxes				
Domestic market	(10,726,404)	(9,704,712)	(10,708,380)	(9,691,603)
Foreign market	(40,383)	(31,427)		
Sales returns				
Domestic market	(161,207)	(138,749)	(161,207)	(138,749)
Foreign market	(97,813)	(85,748)	(42,474)	(17,073)
	(11,025,807)	(9,960,636)	(10,912,061)	(9,847,425)
Net sales and services revenue	**58,543,494**	**52,323,525**	**39,914,394**	**37,739,425**

Revenue from sales of products is recognized when the control of assets is transferred to the customer for an amount that reflects the consideration to which the Company expects to be entitled in exchange of these assets. The performance obligations are met at a specific moment in time. The Company does not make sales with

continued management involvement. Most of Braskem's sales are made to industrial customers and, in a lower volume, to resellers.

The specific moment when the legal right, as well as the risks and benefits, are substantially transferred to the client is determined as follows:

(i) for contracts under which the Company is responsible for the freight and insurance, the legal right and the risks and benefits are transferred to the client when the risk of the goods is delivered at the destination established in the contract;

(ii) for agreements under which the freight and insurance are a responsibility of the client, risks and benefits are transferred when the products are delivered to the client's carrier; and

(iii) for contracts under which product delivery involves the use of pipelines, especially basic petrochemicals, the risks and benefits are transferred immediately after the Company's official markers, which is the point of delivery of the products and transfer of their ownership.

The cost of freight services related to sales, transfers to storage facilities and finished product transfers between Braskem establishments are included in cost of sales.

All amounts in thousands, except as otherwise stated

(a) Net revenue by country

	2020	2019
Brazil	32,369,199	28,523,327
United States	10,848,609	9,416,558
Mexico	2,765,815	2,335,198
Argentina	1,267,967	1,104,044
Singapore	1,183,838	1,162,432
Germany	1,106,877	1,157,431
Italy	811,787	690,422
Switzerland	633,512	759,189
Japan	618,940	240,579
Luxembourg	592,777	526,768
Chile	544,329	610,454
China	496,920	542,209
Peru	471,847	551,967
Netherlands	432,897	516,409
Uruguay	405,946	359,049
South Korea	360,704	279,900
Sweden	310,984	296,601
Canada	297,756	201,635
Poland	285,714	200,563
Spain	282,362	344,433
Paraguay	254,255	194,859
France	247,062	225,986
United Kingdom	204,953	359,937
Bolivia	190,447	231,848
Taiwan	176,400	191,593
Colombia	174,381	200,370
Other	1,207,216	1,099,764
	58,543,494	**52,323,525**

(b) Net revenue by product

	2020	2019
PE/PP	41,137,288	34,287,597
Ethylene, Propylene	3,600,276	3,743,581
Naphtha, condensate and crude oil	915,807	676,044
Benzene, toluene and xylene	3,051,752	2,503,667
PVC/Caustic Soda/EDC	3,134,617	2,692,778
ETBE/Gasoline	2,170,289	2,319,253
Butadiene	1,372,428	1,609,264
Cumene	636,635	723,469
Solvents	654,793	505,804
Other	1,869,609	3,262,068
	58,543,494	**52,323,525**

All amounts in thousands, except as otherwise stated

(c) Main clients

The Company does not have any revenue arising from transactions with only one client that is equal to or higher than 10% of its total net revenue. In 2020, the most significant revenue from a single client amounts to approximately 2.2% of total net revenues of the Company and refers to the sale of resins.

31 Tax incentives

(a) Income Tax

Since 2015, the Company obtained grant in lawsuits claiming the reduction of 75% of IR on income from the following industrial units: (i) PVC and Chlor-Alkali (*Cloro Soda*), established in the state of Alagoas; and (ii) Chemicals, PE, PVC and Chlor-Alkali units, established in the city of Camaçari (in Bahia State). The tax incentive granted by the Northeast Development Department (SUDENE) is calculated based on the Profit from Exploration of the incentivized activity, with an enjoyment period of 10 years. In 2020, the operations in Brazil recorded tax loss, therefore it is not possible to make any deductions as a tax incentive.

(b) PRODESIN - ICMS

The Company has ICMS tax incentives granted by the state of Alagoas, through the state of Alagoas Integrated Development Program – PRODESIN, which are aimed at implementing and expanding a plant in that state. This incentive is considered an offsetting entry to sales taxes. In 2020, the amount was R$68,893 (R$67,796 in 2019).

All amounts in thousands, except as otherwise stated

32 Other income (expenses), net

	Note	Consolidated 2020	2019
Other income			
PIS and COFINS credits - exclusion of ICMS from the calculation basis	24.4	310,557	1,904,206
Tax Credits recovery		219,254	3,094
Fixed assets disposal results			
Fine on supply contract of raw material, net	(i)	41,134	375,020
Other		179,804	126,114
		750,749	**2,408,434**
Other expenses			
Provision for damages - Alagoas	26	(6,901,827)	(3,383,067)
Provision for repairing environmental damage		(306,275)	(141,536)
Programmed stop in plants		(116,233)	(108,192)
Fine on sales contracts		(42,322)	(136,135)
Allowance for judicial claims, net of reversals		(4,008)	(104,179)
Provision for losses on the fixed asset		(3,092)	(158,320)
Leniency agreement	25		(409,876)
Other		(564,868)	(415,513)
		(7,938,625)	**(4,856,818)**

(i) The contractual penalty charged from a supplier for failing to supply feedstock to the subsidiary Braskem Idesa at December 31, 2019 is R$335,281.

33 Financial results

	Consolidated 2020	2019	Parent company 2020	2019
Financial income				
Interest income	481,059	708,542	386,774	570,876
Other	119,125	142,012	86,660	94,929
	600,184	**850,554**	**473,434**	**665,805**
Financial expenses				
Interest expenses	(2,928,803)	(2,191,765)	(3,104,422)	(2,148,008)
Monetary variations on fiscal debts	(138,410)	(232,612)	(137,931)	(232,569)
Discounts granted	(81,920)	(80,404)	(75,467)	(80,400)
Loans transaction costs - amortization	(172,269)	(465,000)	(6,548)	(13,504)
Adjustment to present value - appropriation	(225,889)	(338,570)	(210,908)	(333,757)
Interest expense on leases	(164,166)	(137,903)	(103,923)	(94,870)
Losses on derivatives	(809,150)	(115,050)	(643,947)	(47,953)
Other	(392,758)	(311,121)	(236,226)	(202,982)
	(4,913,365)	**(3,872,425)**	**(4,519,372)**	**(3,154,043)**
Exchange rate variations, net				
On financial assets	336,527	(31,137)	341,619	99,347
On financial liabilities	(5,635,238)	(1,693,383)	(5,069,135)	(1,809,304)
	(5,298,711)	**(1,724,520)**	**(4,727,516)**	**(1,709,957)**
Total	**(9,611,892)**	**(4,746,391)**	**(8,773,454)**	**(4,198,195)**

All amounts in thousands, except as otherwise stated

34 Expenses by nature and function

	Consolidated		Parent company	
	2020	2019	2020	2019
Classification by nature:				
Raw materials other inputs	(37,913,921)	(37,380,310)	(28,065,810)	(29,419,614)
Personnel expenses	(3,074,305)	(3,004,762)	(2,050,042)	(2,161,277)
Outsourced services	(2,219,413)	(3,242,373)	(1,300,466)	(1,946,017)
Depreciation and amortization	(4,048,081)	(3,632,265)	(2,403,123)	(2,373,094)
Freights	(2,321,740)	(2,204,453)	(1,325,132)	(1,382,007)
Costs of idle industrial plants	(518,528)	(309,742)	(429,587)	(282,374)
Provision - geological event in Alagoas	(6,901,828)	(3,383,067)	(6,901,828)	(3,383,067)
PIS and COFINS credits - exclusion of ICMS from the calculation basis	310,557	1,904,206	310,557	1,904,206
Leniency agreement		(409,876)		(409,876)
Other general and administrative expenses	(1,908,729)	(727,679)	(1,134,469)	(1,152,893)
Total	**(58,595,988)**	**(52,390,321)**	**(43,299,900)**	**(40,606,013)**
Classification by function:				
Cost of products sold	(47,331,414)	(45,679,503)	(33,904,118)	(35,059,207)
Selling and distribution	(1,852,055)	(1,783,455)	(983,098)	(1,036,408)
(Loss) reversals for impairment of trade accounts receivable	(55,252)	(7,069)	(45,911)	(4,882)
General and administrative	(1,918,747)	(2,224,180)	(1,213,301)	(1,639,806)
Research and development	(250,648)	(247,730)	(129,710)	(143,136)
Other income	750,749	2,408,434	688,541	2,049,441
Other expenses	(7,938,621)	(4,856,818)	(7,712,303)	(4,772,015)
Total	**(58,595,988)**	**(52,390,321)**	**(43,299,900)**	**(40,606,013)**

35 Segment information

The Company made changes to its organizational structure with a view to capturing synergies in all regions in which it operates for a more integrated operating performance. As a result of these changes, the Management revised the structure of its internal reporting with a focus on its operational expansion and internationalization with a view to simplifying and streamlining the work and decision-making processes, which led it to adopt a new structure for reporting segments by region. Starting in 2020, Braskem's organizational structure was formed by the following segments:

- Brazil: includes: (i) the production and sale of chemicals at the Camaçari Petrochemical Complex in Bahia, the Triunfo Petrochemical Complex in Rio Grande do Sul, the Capuava Petrochemical Complex in the state of São Paulo, and the Duque de Caxias Petrochemical Complex in the state of Rio de Janeiro; (ii) the supply of electricity and other inputs produced in these complexes to second-generation producers located in the petrochemical complexes; (iii) the production and sale of PE, including the production of green PE made from renewable resources, and of PP; and (iv) the production and sale of PVC and caustic soda.

- United States and Europe: operations related to PP production and sale in the United States and Europe, through the subsidiaries Braskem America and Braskem Alemanha, respectively.

- Mexico: comprises the activities relation to the PE production and sale in Mexico, through the subsidiary Braskem Idesa.

All amounts in thousands, except as otherwise stated

(a) Presentation, measurement and reconciliation of segment results

Information by segment is generated in accounting records, which are reflected in the consolidated financial statements.

The eliminations stated in the operating segment information, when compared with the consolidated balances, are represented by transfers of inputs between segments that are measured as arm's length sales.

The operating segments are stated based on the results of operations, which does not include financial results, and current and deferred income tax and social contribution expenses.

The Company does not disclose assets by segment since this information is not presented to its Chief Operating Decision Maker ("CODM").

Corporate Unit comprises items not allocated directly to the reportable segments and are disclosed to reconcile the segments to the consolidated financial information.

(b) Results by segment

							2020
				Operating expenses			
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribuition expenses	Results from equity investments	Other operating income (expenses), net	Consolidated
Reporting segments							
Brazil	40,794,387	(32,498,003)	8,296,384	(1,471,722)		(7,082,604)	(257,942)
USA and Europe	14,638,660	(12,337,486)	2,301,174	(721,191)		(82,695)	1,497,288
Mexico	4,000,805	(3,075,001)	925,804	(436,859)		(364,259)	124,686
Total	**59,433,852**	**(47,910,490)**	**11,523,362**	**(2,629,772)**		**(7,529,558)**	**1,364,032**
Other segments	302,374	(188,350)	114,024	63,874	(19,398)	(320)	158,180
Corporate unit				(1,493,479)		359,071	(1,134,408)
Braskem consolidated before eliminations and reclassifications	**59,736,226**	**(48,098,840)**	**11,637,386**	**(4,059,377)**	**(19,398)**	**(7,170,807)**	**387,804**
Eliminations and reclassifications	(1,192,732)	767,426	(425,306)	(17,325)		(17,065)	(459,696)
Total	**58,543,494**	**(47,331,414)**	**11,212,080**	**(4,076,702)**	**(19,398)**	**(7,187,872)**	**(71,892)**

(i) Includes the amount of R$310,557 related to PIS and COFINS tax credits – exclusion of ICMS from the calculation base (Note 10.c).

All amounts in thousands, except as otherwise stated

For the purposes of comparability of the new structure of reportable segments, the Company is presenting the fiscal year ended December 31, 2019, as follows:

							2019
				Operating expenses			
	Net sales revenue	Cost of products sold	Gross profit	Selling, general and distribuition expenses	Results from equity investments	Other operating income (expenses), net	Consolidated
Reporting segments							
Brazil	39,142,561	(35,046,326)	4,096,235	(1,848,429)		(4,156,380)	(1,908,574)
USA and Europe	10,044,263	(8,217,515)	1,826,748	(525,701)		(23,859)	1,277,188
Mexico	3,051,440	(2,504,012)	547,428	(351,199)		324,682	520,911
Total	**52,238,264**	**(45,767,853)**	**6,470,411**	**(2,725,329)**		**(3,855,557)**	**(110,475)**
Other segments	296,285	(188,335)	107,950	40,306	10,218	4,175	162,649
Corporate unit				(1,533,563)		1,363,364	(170,199)
Braskem consolidated before eliminations and reclassifications	**52,534,549**	**(45,956,188)**	**6,578,361**	**(4,218,586)**	**10,218**	**(2,488,018)**	**(118,025)**
Eliminations and reclassifications	(211,024)	276,685	65,661	(39,342)		35,128	61,447
Total	**52,323,525**	**(45,679,503)**	**6,644,022**	**(4,257,928)**	**10,218**	**(2,452,890)**	**(56,578)**

(i) Includes the amount of R$1,904,206 million related to PIS and COFINS tax credits – exclusion of ICMS tax from the calculation base (Note 10.c).

(c) Property, plant and equipment and intangible assets by segment

	2020	2019
Reporting segments		
Brazil	17,299,352	17,863,336
USA and Europe	7,242,262	4,852,760
Mexico	13,892,609	12,020,051
Total	**38,434,223**	**34,736,147**
Unallocated amounts	323,617	341,122
Total	**38,757,840**	**35,077,269**

All amounts in thousands, except as otherwise stated

36 Insurance coverage

Braskem contracts Operating Risk insurance policies to cover the domestic and international operations of its plants, as detailed below. In addition, also contracts other insurance policies, including general civil liability, the civil liability of directors and offices (D&O) and Environmental Risks, domestic and international charter operations, charter's liability, etc.

The Insurance Program maintained by the Company is consistent with the standards adopted by petrochemical companies operating globally.

The policies composing Operating Risk insurance ensure coverage of pecuniary damages and consequent loss of profits of all Braskem plants through a set of clauses named "All Risks."

This insurance is composed of different policies that guarantee the operation in Brazil, Mexico and the USA /Germany, which are effective to October 2021.

The table below shows information on the Operating Risk policies in effect. The Maximum Indemnification Limits ("LMI") by event are determined based on studies of maximum loss scenarios prepared by external consultants, considering the nature of the Company's activity. Additionally, benchmarks with companies from the same segment are conducted for comparison purposes.

		Maximum indemnity limit		Amount insured (i)	
	Maturity	US$ million	R$ million	US$ million	R$ million
Units in Brazil	October 8, 2021	3,500	18,188	27,961	145,305
Units in United States and Germany	October 8, 2021	655	3,404	2,680	13,927
Units in Mexico	October 8, 2021	2,742	14,249	5,679	29,512
Total				**36,320**	**188,744**

(i) Amount for replacement of assets, inventories and loss of profits;
(ii) USA LMI was increased with the startup of Delta's capacity;
(iii) Adjusted amounts in renovation dated April 8, 2020.

The risk assumptions adopted are not part of the audit scope and, therefore, were not subject to audit by our independent auditors.

These policies provide coverage for material losses arising from fire, explosion and machinery breakdown, etc., and consequential loss of profit, with maximum indemnity periods ranging from 12 and 34 months, depending on the plant and/or coverage.

Braskem also carries an insurance policy against general civil liability that guarantees any damages caused to third parties from its operations and products, including any losses caused by sudden pollution.

The Company's new projects are covered by specific Engineering Risk policies and/or construction and assembly clauses included in both Operational Risks and Environmental and General Civil Liability policies.

All amounts in thousands, except as otherwise stated

37 Subsequent events

(a) On January 6, 2021, judicial settlements were approved for the dismissal of the Public-Interest Civil Action of Reparation for Residents (Note 26.1(i)) and Public-Interest Civil Action for Socio-environmental Reparation (Note 26.1(ii)) related to the Company. As provided for in the Agreement to dismiss the Public-Interest Civil Action on Socio-Environmental Reparation, the MPE determined, on January 21, 2021, the dismissal of the Investigation related to urban damages (Note 26.1(iv)), with the consequent filing of an administrative procedure to monitor and supervise the compliance with said Agreement.

(b) In February and March 2021, lawsuits of the Company involving the exclusion of ICMS tax from the PIS/COFINS tax basis were certified as final and unappealable, which represents the approximate amount of R$1.2 billion to be recognized in the first quarter 2021 in the line federal tax credits presented in Note 10.

(c) In February 2020, according to Note 26.1(iv), CBTU presented amendments to the initial motion claiming, including the payment of compensation for losses and damages in the amount of R$221,600 and pain and suffering in the amount of R$500. The imposition of the obligations to ensure the construction of a rail line to substitute the one that passed through the vacated area were incorporated. CBTU attributes to the action the approximate amount of R$1.3 billion.

(d) Due to its strong cash position and with the objective of reducing gross debt, the Company announced in March 2021, the total redemption of the perpetual bond, at face value in the amount of US$500 million, as stated in Note 16(b).

(e) As announced by the Company on March 1st, 2021, Braskem Idesa signed the documents disclosed in Note 1 with PEMEX and CENAGAS to allow the continuity of its operations. As a result, the natural gas transportation service was reestablished from this date. The existing ethane supply agreement between Braskem Idesa and PEMEX has not been modified and remains in place.